Exhibit 2.2

DATED 1 JUNE 2020

Sale and Purchase Agreement

relating to Waves UK Divestco Limited

between

COTY INC.

and

COTY INTERNATIONAL HOLDING B.V.

and

RAINBOW UK BIDCO LIMITED

i

TABLE OF CONTENTS

1.	Interpretation	1
2.	Sale and Purchase	24
3.	Shares Consideration	24
4.	Completion Loans	25
5.	Conditions	27
6.	Indebtedness Schedule	32
7.	Pre-Completion	32
8.	Completion	39
9.	Seller’s Fundamental Warranties	40
10.	Seller Parent’s Fundamental Warranties	42
11.	Seller’s Business Warranties	43
12.	Tax Covenant	44
13.	Limitations of Liability	44
14.	Purchaser’s Warranties and Undertakings	50
15.	Seller Parent Guarantee	53
16.	Employee Matters	54
17.	Confidentiality and Announcements	58
18.	Access to Information	61
19.	Costs and Expenses	62
20.	Stamp Duty, Fees and Taxes	63
21.	Further Assurance	64
22.	Effect of Completion	64
23.	Assignment	64
24.	Payment	65
25.	Notices	66
26.	Invalidity	67
27.	Entire Agreement	67
28.	Agreement Prevails	68
29.	Variation	68
30.	No Waiver	68
31.	Third-Party Rights and No-Recourse	68
32.	Counterparts	69
33.	Governing Law and Dispute Resolution	69
Schedule 1 Signing Arrangements		74
	Part 1 Seller’s Obligations	74
	Part 2 Purchaser’s Obligations	74
Schedule 2 Completion Arrangements		76
	Part 1 Seller’s Obligations	76
	Part 2 Purchaser’s Obligations	77
Schedule 3 Completion Accounts		78
	Part 1 Rules for Preparation of Completion Accounts	78
	Part 2 Specific Accounting Treatments	79
	Part 3 Preparation, Delivery and Agreement	85
	Part 4 Completion Accounts Format	88

Documents in the agreed terms

Announcement

Data Room Index

Disclosure Letter

Dutch Offer Letter

French Offer Letter

Commitment Letters

Reliance letters

Resolution of the directors of the Purchaser

Resolution of the directors of the Seller

Resolution of the directors of the Seller Parent

Separation Deliverables

Separation Materials

Shareholders’ Agreement

Voting power of attorney

Warranty Insurance Policy

THIS AGREEMENT is made on 1 June 2020

BETWEEN:

(1)	Coty Inc., a Delaware corporation whose registered office is at 350 Fifth Avenue, New York, NY 10118 (the “Seller Parent”);

(2)

Coty International Holding, B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat in Amsterdam and its registered office address at Buitenveldertselaan 3, 1082 VA Amsterdam, the Netherlands and is registered with the trade register of the Dutch Chamber of Commerce under number 75585707 (the “Seller”); and

(3)

Rainbow UK Bidco limited, a company incorporated in England & Wales with registered number 12628284 and whose registered office is at 11th Floor, 200 Aldersgate Street, London EC1A 4HD (the “Purchaser”).

WHEREAS:

(A)	The Seller is, at the date of this Agreement, the beneficial owner and registered holder of the Sale Securities.

(B)

The Seller has agreed to sell, and the Purchaser has agreed to purchase, all of the Sale Securities, on the terms and subject to the conditions of this Agreement. In addition, the Purchaser has agreed to procure the repayment of certain loan notes at Completion in the amounts set out in the Indebtedness Schedule.

(C)

The Parties have agreed that the Purchaser shall arrange for warranty and indemnity insurance in the name and for the benefit of the Purchaser and, to the extent any loss or liability arises solely as a result of fraud or wilful concealment on the part of the Seller in respect of a breach of the Warranties, the KKR Investor (in proportion to the KKR Investor’s direct or indirect percentage holding in the entire issued share capital of the Company immediately following Completion), which shall become effective no later than the date of this Agreement.

(D)

The Seller Parent will benefit from the execution, delivery and performance of this Agreement and the other Transaction Documents and therefore has agreed to guarantee the performance of the obligations of the Seller under this Agreement.

(E)	The Parties intend to proceed to Completion, if possible, by 30 November 2020.

IT IS AGREED:

1.	INTERPRETATION

1.1	In this Agreement:

“Accounts” means the unaudited, consolidated financial statements of the DivestCo Business, comprising the pro forma balance sheet as at the Accounts Date and the pro forma profit and loss statement for the financial period ended on the Accounts Date;

“Accounts Date” means 30 June 2019;

“Actual Cash” means the amount of Cash as determined by and specified in the Completion Accounts;

“Actual Debt” means the amount of Debt as determined by and specified in the Completion Accounts;

“Actual Working Capital” means the aggregate Working Capital as determined by and specified in the Completion Accounts;

“Additional Management Information” means the Separation Blueprint and the one-off costs of Separation located at folder 1.3.2.1.5;

“Affiliate” of any person means any person who or which, directly or indirectly, controls, or is controlled by, or is under common control with such person from time to time, and “control” (together with its correlative meanings, “controlled by” and “under common control with”) means, with respect to any other person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such person (through ownership of voting securities or other ownership interests, by contract or otherwise);

“Announcement” means the announcement in the agreed terms relating to the subject matter of this Agreement;

“Antitrust Laws” has the meaning given to it in paragraph 12.3 of Schedule 5 (Seller’s Business Warranties);

“ABC/Sanctions Warranties” means the warranties set out in paragraph 12 of Schedule 5 (Seller’s Business Warranties);

“ABC/Sanctions Warranty Claim” means means any claim, proceeding, suit or action against the Seller for breach of the ABC/Sanctions Warranties;

“Aggregate Amount” means the aggregate of the Shares Consideration plus the Final Principal Amount;

“Anti-Corruption Laws” has the meaning given to it in paragraph 12.1 of Schedule 5 (Seller’s Business Warranties);

“Anti-Money Laundering Laws” means applicable anti-money laundering-related laws, regulations, and codes of practice, including without limitation (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended;

“Applicable Accounting Standards” means generally accepted accounting practice in the US for the accounting period ending on the Accounts Date;

“Applicable Consultation Processes” means the consultation processes described in Clause 16.1;

“Articles” means the articles of association of the Company as in force from time to time;

“Australian Treasurer” means the Treasurer of the Commonwealth of Australia;

“Base Principal Amount” has the meaning given to it in Clause 4.2;

“Bonus Plans” has the meaning given to it in paragraph 7.5 of Schedule 5 (Seller’s Business Warranties);

“Books and Records” means all books, records, documents and other material (however recorded and in any form, including paper, electronically stored data, magnetic media, film and microfilm) relating to the DivestCo Business;

“Brazil Business” has the meaning given to such term in the Separation Agreement;

“Business Day” means a day (other than a Saturday or Sunday or a public holiday) when commercial banks are open for ordinary banking business in London, New York, Delaware and Amsterdam;

“Business IPR” means the Intellectual Property Rights which are used or intended to be used or have been used, in each case exclusively or predominantly in connection with the DivestCo Business;

“Business Warranty Claim” means any claim, proceeding, suit or action against the Seller for breach of the Seller’s Business Warranties;

“Carve-Outs” has the meaning given to such term in the Separation Agreement;

“Cash” means, in relation to the DivestCo Group, the aggregate of (in each case at the Completion Accounts Effective Time):

(a)

its cash (or cash equivalents) in hand, bank deposits or credited to any account with any banking, financial, acceptance credit, lending or other similar institution or organisation for spending or lending in the ordinary course of business (and any accrued and outstanding interest thereon) in each case as shown by the reconciled cash book of the DivestCo Group;

(b)

any corporate income Tax assets in accordance with the Applicable Accounting Standards to the extent a DivestCo Group Company is due to receive an actual repayment of such corporate income Tax from a Taxation Authority under applicable law or there is an offset to reduce the corporate income Tax liability; and

(c)	any other items mapped under the heading “Cash” as set out in Part 4 of Schedule 3 (Completion Accounts);

but excluding Trapped Cash;

“Claim” means any Fundamental Warranty Claim, Seller Recourse Claim, Business Warranty Claim or Tax Covenant Claim;

“Code” means the Internal Revenue Code of 1986, as amended;

“Collective Agreement” has the meaning given to such term in the Separation Agreement;

“Companies Act” means the Companies Act 2006 as amended at any time prior to the date of this Agreement;

“Company” means Waves UK Divestco Limited a company incorporated in England & Wales with registered number 12625660 and whose registered office is at c/o Coty UK 5 St George’s Rd, Wimbledon, London SW19 4DR;

“Company Loan Notes” means the loan notes to be issued to the Purchaser at Completion by the Company and each other DivestCo Group Company which is an issuer under any of the Separation Loan Notes on the terms of the Company Loan Note Instrument, for the purposes of facilitating the repayment by each such DivestCo Group Company of the Separation Loan Notes, in the amounts set out in the Indebtedness Schedule;

“Company Loan Note Instrument” means each loan note instrument to be entered into at Completion by the Company and each other DivestCo Group Company which is an issuer under any of the Separation Loan Notes at Completion;

“Completion” means the completion of the sale and purchase of the Sale Securities under this Agreement;

“Completion Accounts” means the accounts prepared in accordance with Part 1 of Schedule 3 (Completion Accounts);

“Completion Accounts Effective Time” means immediately after the Separation Completion Accounts Effective Time but immediately prior to Completion;

“Completion Date” means the last Business Day of the calendar month in which the Indebtedness Schedule is delivered, unless the Indebtedness Schedule is delivered on a date that is less than fifteen (15) Business Days before the end of such calendar month, in which case, Completion shall occur on the last Business Day of the following calendar month or such other date as the Purchaser and Seller Parent may agree in writing;

“Completion of the Dutch Consultation” has the meaning given to such term in Clause 16.1(d);

“Completion of the French Consultation” has the meaning given to such term in Clause 16.1(c);

“Conditions” means the conditions referred to in Clause 5.1;

“Confidentiality Undertaking” means the confidentiality undertaking dated 4 December 2019 between the Seller Parent and Kohlberg Kravis Roberts & Co. Partners LLP, as amended from time to time;

“Continuing Provisions” means Clauses 1, 5.3, 13, 17, 19 and 23 to 33;

“Coty Separation Vendor Loan Notes” means the notes issued by the Company to the Seller as consideration for the transfer of the DivestCo Business by the Seller to the Company pursuant to the terms of the Separation Agreement;

“COVID-19” means the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), the disease known as coronavirus disease 2019 (COVID-19) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“Counter Covenant Claim” means any Tax Covenant Claim under paragraph 6 of Schedule 6 (Tax Covenant);

“Credit Agreement” means the senior multicurrency revolving credit facility and certain senior term loan facilities under the credit agreement between the Seller Parent, Coty B.V., the lenders party thereto from time to time and JP Morgan Chase Bank, N.A., as administrative agent and as collateral agent, dated 5 April 2018 (as amended by that certain Amendment No. 1 to the Credit Agreement, dated 27 June 2019);

“Cut-Off Time” means the time the Seller delivers the Draft Completion Accounts to the Purchaser under Part 3 of Schedule 3 (Completion Accounts);

“Data Protection Laws” means the following legislations to the extent applicable: (i) the GDPR and any national law supplementing the GDPR (such as, in the UK, the Data Protection Act 2018); (ii) the Privacy and Electronic Communications (EC Directive) Regulations 2003 and all other national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC); and (iii) any other data protection or privacy laws, regulations, or regulatory guidance applicable to the processing of personal data (as amended and/or replaced from time to time);

“Data Room” means the electronic data room hosted by Merrill containing documents and information relating to the DivestCo Business;

“Data Room Index” means the index of the Data Room Information in the agreed terms;

“Data Room Information” means the contents of the Data Room as at 4:00pm BST on 28 May 2020 as contained in the File Transfer Protocol made available to the Purchaser and the Insurer by the Seller in accordance with paragraph (h) of Part 1 of Schedule 1 (Signing Arrangements);

“Delayed Transfer Time” has the meaning given to such term in the Separation Agreement;

“De Minimis Claim Amount” has the meaning given to it in Clause 13.1(b)(i);

“De Minimis Claim” has the meaning given to it in Clause 13.1(b)(i);

“Debt” means the aggregate of the following liabilities in respect of the DivestCo Group (in each case as at the Completion Accounts Effective Time):

(a)

all borrowings, and indebtedness in the nature of borrowings owed to any banking, financial, acceptance credit, lending or other similar institution or organisation or other person, whether secured or unsecured (and any accrued and outstanding interest thereon), including any payment obligations with respect to letters of credit, bills, bonds, notes debentures, loan stock or similar instruments;

(b)	any obligations under capital leases in accordance with the Applicable Accounting Standards classified as a capital lease;

(c)

any obligations for corporate income Tax in accordance with the Applicable Accounting Standards to the extent a DivestCo Group Company is liable to make an actual payment of such corporate income Tax to a Taxation Authority under applicable law. For the avoidance of doubt, such obligations shall also include any Taxes which become payable as a result of any of the steps taken in connection with the Separation Agreement, Separation Materials or any documents entered into thereto;

(d)

unfunded obligations for deferred compensation for any officer, director or employee of the DivestCo Group that are required to be accrued for as a pension liability in accordance with ASC 715 as it pertains to single employer plans;

(e)

all recourse and non-recourse liabilities and other liabilities (whether conditional or unconditional, present or future) arising from any transactions related to the assignment or securitisation of assets for financing purposes to any third party, including all factoring agreements and similar agreements executed for the purpose of obtaining financing;

(f)

the redemption value (asset or liability) of all swaps, options derivatives and other hedging agreements or arrangements (to the extent associated with the DivestCo Business) regardless of whether such redemption has occurred by the Completion Accounts Effective Time;

(g)	any obligations in respect of dividends declared and not paid or other distributions payable to anyone other than another DivestCo Group Company or the Purchaser;

(h)	any other items mapped under the heading “Debt” as set out in Part 4 of Schedule 3 (Completion Accounts);

(i)

any obligations in respect of guarantees and other similar instruments to the extent such obligations would be recognised on balance sheet as liabilities under the Applicable Accounting Standards or any such obligations which have been called by the Cut-Off Time, in each case net of any recoverable VAT and net of any corporate tax deduction which will unwind to a reduction in a cash liability for Tax in the same period as the expense arises, together with all fees, premium, expenses and penalties and outstanding interest accrued thereon at or prior to Completion, and any prepayment premiums or penalties payable in order to retire or extinguish any Debt at its redemption value to the extent paid at Completion, but excluding any unamortised debt issuance costs;

“Disclosed” means fairly disclosed in the Disclosure Documents with sufficient details to enable a reasonable purchaser to identify the nature, scope and order of magnitude of the matter disclosed;

“Disclosure Documents” means the Sellside Information, the Disclosure Letter and the Data Room Information;

“Disclosure Letter” means the letter from the Seller to the Purchaser, disclosing certain matters relating to certain of the Seller’s Business Warranties and the ABC/Sanctions Warranties, and those documents, facts, events, circumstances, matters and information Disclosed in it;

“DivestCo Automatic Transfer Employees” has the meaning given to such term in the Separation Agreement;

“DivestCo Business” has the meaning given to such term in the Separation Agreement;

“DivestCo Employees” means the DivestCo Automatic Transfer Employees, the DivestCo Offer Employees and the DivestCo Continuing Employees, including any such employees hired by the Seller’s Group to fill any Open Roles;

“Divestco Excluded Liabilities” has the meaning given to such term in the Separation Agreement;

“DivestCo Continuing Employees” has the meaning given to such term in the Separation Agreement;

“DivestCo Group” means the Company and, following Completion, each DivestCo Transferred Entity and each DivestCo Newco and “DivestCo Group Company” and “member of the DivestCo Group” shall be construed accordingly;

“DivestCo Newco” has the meaning given to such term in the Separation Agreement;

“DivestCo Offer Employees” has the meaning given to such term in the Separation Agreement;

“DivestCo Share Transfers” has the meaning given to such term in the Separation Agreement;

“DivestCo Specified Accounts Receivable” has the meaning given to such term in the Separation Agreement;

“DivestCo Transferred Entities” has the meaning given to such term in the Separation Agreement;

“Domain Names” has the meaning given to it in paragraph 9.6 of Schedule 5 (Seller’s Business Warranties);

“DPO” has the meaning given to it in paragraph 9.8 of Schedule 5 (Seller’s Business Warranties);

“Draft Completion Accounts” has the meaning given to it in paragraph 1.1, Part 3 of Schedule 3 (Completion Accounts);

“Dutch Acceptance Notice” means the acceptance notice attached as schedule 2 to the Dutch Offer Letter;

“Dutch Business” means the DivestCo Business such as it is conducted in the Netherlands;

“Dutch Offer Letter” means the offer letter from the Purchaser to the Seller Parent for the acquisition of the Dutch Business in the agreed terms;

“EEA Agreement” means the agreement on the European Economic Area, which entered into force on 1 January 1994;

“EFTA Member State” means any of Liechtenstein, Iceland, and Norway;

“Employee Consultation Information” means, by country, the information that the Seller Parent reasonably requires for the purposes of the Employee Consultation Process relating to the Purchaser, or the Purchaser’s Group (including, if reasonable, the expected consequences for Employees working in the DivestCo Business and the measures envisaged by the Purchaser for dealing with such consequences), and the document 4.2.3.1.6 in the Data Room comprises the Request for Initial Employee Consultation Information;

“Employee Consultation Process” means, by country, any notification or provision of information to, and any consultation with, employees of the Seller’s Group who might be affected by the Separation or the Transaction, and applicable Employee Representatives or any labor boards and relevant government agencies, whether required by law or pursuant to any Collective Agreement, or otherwise undertaken by the Seller Parent or any member of the Seller’s Group regarding or in connection with the Separation or the Transaction and their impact on such employees;

“Employee Representative” means any union, works council or other employee representative body;

“Employment Liabilities” has the meaning given to such term in the Separation Agreement;

“Encumbrance” means any pledge, charge, lien, mortgage, debenture, hypothecation, security interest, pre-emption right, option, claim, equitable right, power of sale, pledge, retention of title, right of first refusal or other third-party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Environment” means all or any of the following media (alone or in combination); air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by any of those media, including man and his property;

“Environmental Authority” means any legal person or body of persons (including any government department or government agency or court or tribunal) having jurisdiction to determine any matter arising under Environmental Law and/or relating to Environmental Matters;

“Environmental Law” means all statutes, common law, bye-laws, regulations and subordinate legislation, judgments, decisions, notices, orders, circulars and codes of practice issued thereunder (including the laws of the European Union) to the extent that the same are in force concerning:

(a)	the pollution or protection of or compensation of damage or harm to, the Environment;

(b)	occupational or public health and safety;

(c)	emissions, discharges or releases into, or the presence in, the Environment of Hazardous Substances; and

(d)	the use, treatment, storage, disposal, transportation or handling of Hazardous Substances;

“Environmental Matter” means:

(a)	the pollution or protection of, or compensation of damage or harm to, the Environment;

(b)	occupational or public health and occupational and process safety;

(c)	environmental or health and safety compliance matters including without limitation with regard to the placing on the market of products, chemicals or other substances;

(d)	emissions, discharges or releases into, or the presence in the Environment of Hazardous Substances or any nuisance; and

(e)	the control, use, treatment, storage, disposal, transportation or handling of Hazardous Substances;

“Equity Commitment Letter” means the equity commitment letter dated on or around the date of this Agreement from KKR European Fund V (USD) SCSp and KKR European Fund V (EUR) SCSp addressed to the Purchaser, Rainbow UK Holdco Limited, the Seller and the Seller Parent;

“Estimated Cash” means the amount of estimated Cash as at the Completion Accounts Effective Time as determined by the Seller in good faith and acting reasonably, and delivered to the Purchaser in the Indebtedness Schedule;

“Estimated Debt” means the amount of estimated Debt as at the Completion Accounts Effective Time as determined by the Seller in good faith and acting reasonably, and delivered to the Purchaser in the Indebtedness Schedule;

“Estimated Inter-Company Loan Amounts” means any Estimated Inter-Company Loan Payables and any Estimated Inter-Company Loan Receivables, excluding for the avoidance of doubt the Separation Loan Notes;

“Estimated Inter-Company Loan Payables” means the estimates of what the Inter-Company Loan Payables owed by any DivestCo Group Company will be at Completion;

“Estimated Inter-Company Loan Receivables” means the estimates of what the Inter-Company Loan Receivables owed to any DivestCo Group Company will be at Completion;

“Estimated Working Capital” means the amount of estimated Working Capital as at the Effective Time as determined by the Seller in good faith and acting reasonably, and delivered to the Purchaser in the Indebtedness Schedule;

“EU Merger Regulation” has the meaning given to it in Clause 5.1(a);

“European Union Member State” means a member state of the European Union;

“Exceeding Fundamental Warranty Claim” has the meaning given to it in Clause 13.1(b)(ii);

“Exchange Rate” means in relation to any currency to be converted into or from USD for the purposes of this Agreement for a particular day, unless otherwise expressly stated herein, the rate of exchange as at 06:25 CET as published by Refinitiv/Reuters (as shown on https://hosted.datascope.reuters.com) for that currency into or, as the case may be, from USD on that day;

“Excluded Tax Covenant Claim” means any Tax Covenant Claims (i) under paragraph 2.2 and paragraph 3 of Schedule 6 (Tax Covenant) and (ii) under paragraph 4 of Schedule 6 (Tax Covenant) to the extent that they relate to Claims under paragraph 2.2 and paragraph 3 of Schedule 6 (Tax Covenant);

“Excluded Transacting Asset” has the meaning given to such term in the Separation Agreement;

“Existing Debt Facilities” means the Credit Agreement;

“Expert” has the meaning given to it in paragraph 2.1, Part 3 of Schedule 3 (Completion Accounts);

“FATA” means the Foreign Acquisitions and Takeovers Act 1975 (Cth);

“File Transfer Protocol” means the secured electronic file transfer protocol created by Merrill containing the Data Room Information;

“Final Principal Amount” has the meaning given to it in Clause 4.3;

“French Acceptance Notice” means the acceptance notice attached as schedule 2 to the French Offer Letter;

“French Business” means the DivestCo Business (excluding the GHD Business) such as it is conducted in France;

“French Offer Letter” means the offer letter from the Purchaser to the Seller Parent for the acquisition of the French Business in the agreed terms;

“Fundamental Warranty Claim” means any claim, proceeding, suit or action against the Seller for breach of the Seller’s Fundamental Warranties or against the Seller Parent for breach of the Seller Parent’s Fundamental Warranties;

“German Vendor Loan Notes” means the loan notes issued by German NewCo to the Seller as consideration for the Carve-Outs of the DivestCo Business such as it is conducted in Germany;

“German NewCo” means means a company incorporated, or to be incorporated, within the Seller’s Group (and which shall from Completion form part of the DivestCo Group) in order to acquire the DivestCo Business such as it is conducted in Germany;

“German Real Estate” has the meaning given to such term in the Separation Agreement;

“GDPR” means the General Data Protection Regulation (EU) 2016/679;

“GHD Business” has the meaning given to such term in the Separation Agreement;

“Gross up Amount” has the meaning given to it in Clause 24.2;

“Hazardous Substances” means any natural or artificial substance of any nature whatsoever (whether in the form of a solid liquid, gas or vapour alone or in combination with any other substance) which is capable of causing harm or damage to the Environment or to public health or welfare or capable of causing a nuisance, including controlled, special, hazardous, toxic or dangerous wastes or pollutants or is otherwise regulated under Environmental Law;

“Hünfeld Receivable” has the meaning given to such term in the Separation Agreement;

“Indebtedness Schedule” has the meaning given to it in Clause 6.1;

“Information Memoranda” means the information memoranda provided by Credit Suisse to the Purchaser or its Affiliates in respect of the DivestCo Business, each dated 23 January 2020 and contained in folder 1.2.1 of the Data Room;

“Initial Principal Amount” has the meaning given to it in Clause 4.2;

“Inside Date” means 31 December 2020;

“Insurance Policies” has the meaning given to it in paragraph 14.1 of Schedule 5 (Seller’s Business Warranties);

“Insurer” means Liberty Mutual Insurance Europe SE;

“Intellectual Property Rights” means trade secrets, trademarks, service marks, rights in trade names, business names, logos or get-up, patents, supplementary protection certificates, rights in inventions, registered and unregistered design rights, copyrights, database rights, image rights and rights to personality, rights in domain names and URLs and social media presence accounts, and all other similar rights in any part of the world (including in confidential information, trade secrets and Know-how), including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Inter-Company Loan Amounts” means any Inter-Company Loan Payables and any Inter-Company Loan Receivables, excluding for the avoidance of doubt the Separation Loan Notes;

“Inter-Company Loan Payables” means, in relation to each DivestCo Group Company, any amounts owed as at Completion by that DivestCo Group Company to any RemainCo Group Company (excluding any trading intercompany balances and Separation Loan Notes), together with accrued interest, if any, up to the Completion Date on the terms of the applicable debt;

“Inter-Company Loan Receivables” means, in relation to each DivestCo Group Company, any amounts owed as at Completion to that DivestCo Group Company by any RemainCo Group Company (excluding any trading intercompany balances and Separation Loan Notes), together with accrued interest, if any, up to the Completion Date on the terms of the applicable debt;

“International Trade Laws” has the meaning given to it in paragraph 12.2 of Schedule 5 (Seller’s Business Warranties);

“IP Cross-Licence” has the meaning given to such term in the Separation Agreement;

“IT Systems” means computers, computer systems, workstations, networks, servers, routers, hubs, circuits, switches, data communications lines, hardware, software, databases and all other equipment and systems (including any outsourced systems and processes) used to process, store, maintain and operate data and functions used in connection with the DivestCo Business, including systems to operate payroll, accounting, billing/receivables, payables, inventory, asset tracking, customer service and human resources functions;

“JVCo” means Rainbow JVCo Limited, a private limited company incorporated under the laws of Jersey, having its registered office at 2nd Floor, Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB and with registered company number 131574;

“Key Employees” means each of Sylvie Moreau, Philippe Georges, Laura Simpson, Peter Coles, German Alonso Boldu, Chris Chesebro, Hugo Kunetz, Phil Roberts, Herminie Simonetta and Jeroen Temmerman;

“KKR” has the meaning given to it in Clause 5.2(a)(iii);

“KKR Investor” means Rainbow Capital Group Limited;

“Know-how” means industrial and commercial information and techniques, in each case, in any form not in the public domain, and including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“LCIA” has the meaning given to it in Clause 33.2;

“Leased Properties” means the properties which are leased or sub-leased by the Seller’s Group and are listed in schedule 4 of the Separation Agreement;

“Licensed Business IPR” means all Business IPR that is owned by a third party and licensed or otherwise used by the Seller’s Group;

“Local Implementation Agreements” has the meaning given to such term in the Separation Agreement;

“Long Stop Date” means the latest date on which the Conditions can be satisfied or waived to allow for the Completion Date to occur in accordance with this Agreement on or before the date falling twelve (12) months after the date of this Agreement or such other date as the Purchaser and the Seller Parent agree in writing (each acting in its sole discretion);

“Management Information” means the monthly unaudited pro forma management information for the DivestCo Group, being the monthly profit and loss account in folder 2.1.10 of the Data Room and monthly net working capital analysis in folder 1.3.2.1.11 of the Data Room for the financial period from 1 July 2018 (31 July 2018 in the case of monthly net working capital) to 31 March 2020;

“Management Presentations” means the management presentations which are contained in folder 1.4 of the Data Room;

“Manufacturing Agreements” has the meaning given to such term in the Separation Agreement;

“Material IT Systems” means those IT Systems that are material to the conduct of the DivestCo Business;

“Non-Acceptance Notice” has the meaning given in paragraph 1.2(b), Part 3 of Schedule 3 (Completion Accounts);

“Non-Recourse Party” has the meaning given to it in Clause 31.3;

“Notice” has the meaning given to it in Clause 25.1;

“Open Roles” has the meaning given to such term in the Separation Agreement;

“OPI Business” has the meaning given to such term in the Separation Agreement;

“Owned Business IPR” means all Business IPR that is owned by a Seller Group Company;

“Owned Properties” means the properties which are owned by the Seller’s Group and are listed in schedule 4 of the Separation Agreement;

“Party” means a party to this Agreement and “Parties” shall mean the parties to this Agreement;

“Pension Valuation” has the meaning given to such term in the Separation Agreement;

“Permitted Encumbrance” means any:

(a)	licences and other grants of rights with respect to Intellectual Property Rights in the ordinary course of the DivestCo Business and consistent with past practice;

(b)	Tax or governmental charges not yet due and payable or the amount or validity of which is being contested in good faith;

(c)	mechanics’, carriers’, workers’, repairers’, landlords’ and similar statutory liens incurred in the ordinary course of business;

(d)	easements, rights of way, zoning ordinances and other similar encumbrances affecting the Properties;

(e)	title defects which do not materially interfere with the conduct of the DivestCo Business nor restrict the transfer of the asset;

(f)	liens that would be released prior to or as of Completion; and

(g)

rights, interest, liens or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any licence, lease or other similar agreement or in the property being leased or licensed other than with respect to Intellectual Property Rights;

“Pre-Completion Separation Steps Completion” has the meaning given to such term in the Separation Agreement;

“Product Registrations” has the meaning given to it in paragraph 11.3 of Schedule 5 (Seller’s Business Warranties);

“Professional Hair Business” has the meaning given to such term in the Separation Agreement;

“Properties” means the Owned Properties and the Leased Properties;

“Purchaser” has the meaning given to it in the Preamble;

“Purchaser Debt Commitment Letter” means the debt commitment letter(s) in the agreed terms (including all appendices thereto other than any such appendices which relate to fee or flex terms) executed by the Purchaser’s debt financing providers and delivered to the Seller pursuant to Part 2 of Schedule 1 (Signing Arrangements) of this Agreement;

“Purchaser Debt Finance Documents” means:

(a)	the Purchaser Debt Commitment Letter; and

(b)

following entry into the relevant documentation in accordance with the Purchaser Debt Commitment Letter, the facilities agreements and other finance documents contemplated in the Purchaser Debt Commitment Letter or any Replacement Financing;

“Purchaser’s Completion Documents” has the meaning given to it in Clause 14.1(b);

“Purchaser’s Global Representative” has the meaning given to it in Clause 16.1(f)(iv);

“Purchaser’s Group” means the Purchaser and its Affiliates, provided that no portfolio company or portfolio investment (as such terms are commonly understood in the private equity industry) of the Purchaser’s Group shall be deemed to be a member of the Purchaser’s Group, other than, after Completion, the DivestCo Group, and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser Relevant Person” has the meaning set out in Clause 13.14;

“Purchaser’s Representatives” has the meaning set out in Clause 16.1(f)(iv);

“Purchaser’s Solicitors” means Simpson Thacher & Bartlett LLP of CityPoint, 1 Ropemaker Street, London EC2Y 9HU;

“Regulatory Authorities” means the competition authorities in the jurisdictions set out at Schedule 7 (Regulatory Authorities), the European Union, Australia, any authority in the jurisdictions to which Clause 5.1(d) applies;

“Regulatory Conditions” means those Conditions set out in Clauses 5.1(a), 5.1(b), 5.1(c) and 5.1(d);

“Relevant Group Entities” means the Company, each DivestCo Newco, each DivestCo Transferred Entity and each RemainCo Retained Entity and “Relevant Group Entity” shall be construed accordingly;

“Relevant Insurance Claim” means any claim under the Insurance Policies which directly relates to the DivestCo Business and arises out of circumstances that occurred prior to Completion;

“Relevant Pension” has the meaning given to that term in schedule 10 of the Separation Agreement;

“Relevant Period” means the three 3 year period before the date of this Agreement;

“Relevant Transaction Document” means this Agreement, the Separation Agreement and the Separation Deliverables (including the Local Implementation Agreements and any documents entered into pursuant to them);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, in each case, in respect of Taxation, or any right to repayment of Taxation;

“RemainCo Employees” has the meaning given to such term in the Separation Agreement;

“RemainCo Group” has the meaning given to such term in the Separation Agreement;

“RemainCo Retained Entity” has the meaning given to such term in the Separation Agreement;

“Replacement Financing” has the meaning given to it in Clause 14.2;

“Request for Initial Employee Consultation Information” means the Seller’s initial request for certain key jurisdictions;

“Restricted Country” has the meaning given to it in paragraph 12.6 of Schedule 5 (Seller’s Business Warranties);

“Retail Hair Business” has the meaning given to such term in the Separation Agreement;

“Rollover Loan Notes” means the aggregate amount of (x) the Shares Consideration Loan Notes, plus (y) such number of Coty Separation Vendor Loan Notes whose aggregate principal and accrued but unpaid interest thereon shall, together with the Shares Consideration Loan Notes, be equal to the value of 40% of the securities in JVCo immediately following the contribution contemplated by paragraph 2(i) of Part 1 of Schedule 2 (Completion Arrangements);

“Sale Securities” means all of the ordinary shares in the Company and “Sale Security” shall mean any one of them;

“Sanctioned Person” means a person that is (a) the subject of Sanctions, or (b) majority-owned or controlled (individually or in the aggregate) by one or more persons that is the subject of Sanctions;

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) other similar governmental bodies with regulatory authority over the Seller Group Companies and their subsidiaries and their respective operations from time to time;

“Secondary Tax Covenant Claim” means any Tax Covenant Claims (i) under paragraph 3 of Schedule 6 (Tax Covenant) and (ii) under paragraph 4 of Schedule 6 (Tax Covenant) to the extent that they relate to Claims under paragraph 3 of Schedule 6 (Tax Covenant);

“Seller” has the meaning given to it in the Preamble;

“Seller Parent” has the meaning given to it in the Preamble;

“Seller Parent’s Completion Documents” has the meaning given to it in Clause 10.1(a);

“Seller Parent’s Fundamental Warranties” means those warranties set out in Clause 10;

“Seller Transaction Adviser” means each of PricewaterhouseCoopers Advisory NV and Skadden, Arps, Slate, Meagher & Flom (UK) LLP;

“Seller’s Business Warranties” means those warranties set out in Schedule 5 (Seller’s Business Warranties), other than the ABC/Sanctions Warranties;

“Seller’s Completion Documents” has the meaning given to it in Clause 9.1(d);

“Seller’s Fundamental Warranties” means those warranties set out in Clause 9.1;

“Seller’s Group” means the Seller Parent and its subsidiary undertakings from time to time, excluding (from Completion) the DivestCo Group and “Seller Group Company” and “member of the Seller’s Group” shall be construed accordingly;

“Seller’s Nominated Accounts” means the bank accounts notified to the Purchaser in the Indebtedness Schedule;

“Seller Recourse Claims” means:

(a)	the ABC/Sanctions Warranties Claims;

(b)	Excluded Tax Covenant Claims other than Secondary Tax Covenant Claims and Separation Tax Covenant Claims; and

(c)	each indemnity set out in Clauses 7.6(b) (Restricted Countries) and 7.7 (Indemnities);

“Seller Relevant Person” has the meaning set out in Clause 14.3;

“Seller’s Solicitors” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP of 40 Bank Street, London E14 5DS;

“Sellside Information” means:

(a)	the Sellside Reports;

(b)	the Separation Blueprint Part 1 dated 13 March 2020; Part 2 dated 26 March 2020; and Part 3 dated 27 May 2020 prepared by the Seller;

(c)	the Information Memoranda; and

(d)	the Management Presentations;

“Sellside Reports” means:

(a)	the draft vendor due diligence report on the financial and business affairs prepared by PricewaterhouseCoopers Advisory NV dated 6 March 2020;

(b)	the tax fact books prepared by PricewaterhouseCoopers Advisory NV dated 6 March 2020;

(c)	the tax structure & benefits prepared by PricewaterhouseCoopers Advisory NV dated 9 April 2020;

(d)	the tax model prepared by PricewaterhouseCoopers Advisory NV dated 14 April 2020;

(e)	the tax strawman plans prepared by PricewaterhouseCoopers dated 27 May 2020, including the “PwC Tax Strawman Plans, Brazil Addendum” dated 29 May 2020;

(f)	Virtual Site Visit Deliverables, accessible at https://geospatialapp.pwc.pl/, dated 2 March 2020;

(g)	the HR fact book relating to the Brazil Business prepared by PricewaterhouseCoopers Contadores Públicos Ltda dated 28 May 2020;

(h)	the labour due diligence report relating to the Brazil Business prepared by PricewaterhouseCoopers Contadores Públicos Ltda dated 28 May 2020; and

(i)	the legal vendor due diligence report prepared by Skadden, Arps, Slate, Meagher & Flom (UK) LLP dated 8 March 2020 (including Appendix 5 thereof prepared by Lefosse Advogados dated 10 March 2020);

“Separation” has the meaning given to such term in the Separation Agreement;

“Separation Agreement” means the separation agreement dated on or around the date of this Agreement between the Seller, the Seller Parent, the Purchaser and the Company;

“Separation Blueprint” has the meaning given to such term in the Separation Agreement;

“Separation Costs” has the meaning given to it in Clause 19.3;

“Separation Deliverables” has the meaning given to such term in the Separation Agreement;

“Separation Effective Time” has the meaning given to such term in the Separation Agreement;

“Separation Loan Notes” means the local loan notes or intercompany loans outstanding between the RemainCo Group and the DivestCo Group as a result of the implementation of the Separation, whose principal and accrued but unpaid interest thereon shall equal, in aggregate, an amount calculated by applying the amounts set out in Clauses 4.2(b), 4.2(c) and 4.2(d) as adjustments to the Base Principal Amount (as contemplated by Clause 4.2), and which shall include the:

(a)	Coty Separation Vendor Loan Notes;

(b)	US Vendor Loan Notes; and

(c)	German Vendor Loan Notes, and

any other local vendor loan notes or intercompany loans outstanding between the RemainCo Group and the DivestCo Group as a result of the implementation of the Separation, in each case in the amounts set out in the Indebtedness Schedule;

“Separation Materials” has the meaning given to such term in the Separation Agreement;

“Separation Notice” means the notice delivered by the Seller to the Purchaser in accordance with the terms of the Separation Agreement;

“Separation Tax Covenant Claim” means any Tax Covenant Claims (i) under paragraph 2.2(a) of Schedule 6 (Tax Covenant) and (ii) under paragraph 4 of Schedule 6 (Tax Covenant) to the extent that they relate to Claims under paragraph 2.2(a) of Schedule 6 (Tax Covenant);

“Shares Consideration Amount” means US$ 150,000,000, as set out in the Indebtedness Schedule;

“Shares Consideration Loan Notes” means the loan notes to be issued to the Seller by the Purchaser at Completion for an amount equal to the Shares Consideration, on the terms of the Shares Consideration Loan Note Instrument;

“Shares Consideration Loan Note Instrument” means the loan note instrument to be entered into by the Purchaser at Completion in connection with the Share Consideration Loan Notes;

“Shareholders’ Agreement” means the shareholders’ agreement in the agreed terms between the KKR Investor, the Seller Parent and JVCo;

“Standalone Adjustments” has the meaning given to it in paragraph 3.4 of Schedule 5 (Seller’s Business Warranties);

“Standard Tax Conditions” means the conditions set out in Attachment A to Foreign Investment Review Board Guidance Note 47 – Tax Conditions available at http://www.firb.gov.au under “Guidance and Resources”;

“Strategic Enterprises Law” means Federal Law of the Russian Federation No. 57-FZ “On the procedure of foreign investment in companies having strategic significance for the preservation of national defence and state security” dated 29 April 2008 (as amended);

“Strategic License” means license number 52. ..11.001.p.000006.08.19 for the use of pathogens of infectious diseases of humans and animals and genetically modified organisms of III and IV degrees of potential danger, carried out in closed systems, held by LLC Capella;

“Substantial Customers” means the top 10 customers (by revenue in the 12 months prior to 31 December 2019) of each of the GHD Business, the OPI Business, the Professional Hair Business and the Retail Hair Business as set out in folders 4.2.2.1.1, 5.2.2.1.1, 6.4.2.1.1 and 7.2.2.1.1 of the Data Room;

“Substantial Suppliers” means the material suppliers of the DivestCo Business as set out in document 4.2.2.2.5 of the Data Room;

“Sufficiency of Assets Warranties” means the warranties set out Clause 9.1(j) and Clause 9.1(k);

“Sufficiency of Assets Warranty Claim” means means any claim, proceeding, suit or action against the Seller for breach of the Sufficiency of Assets Warranties;

“Target Working Capital” means US$ 224,273,000;

“Tax” or “Taxation” means all governmental, state, community, municipal or regional taxes, levies, imposts, duties, charges, deductions, withholdings and social security or national insurance contributions of any kind arising in any part of the world and all penalties, surcharges and interest included in or relating to any such taxes, levies, imposts, duties, charges, deductions, withholdings and social security or national insurance contributions;

“Tax Purchase Price” has the meaning given to it in paragraph 7.2 of Schedule 6 (Tax Covenant); and

“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world having authority in the assessment, collection or administration of Tax;

“Tax Covenant” means the covenants in Schedule 6 (Tax Covenant) of this Agreement;

“Tax Covenant Claim” means any claim, proceeding, suit or action under, pursuant to, or for breach of the Tax Covenant;

“Tax Returns” means all computations and returns relating to Tax matters (and correspondence and documentation relating thereto);

“Tax Warranties” means the warranties contained in paragraph 15 of Schedule 5 (Seller’s Business Warranties) (each a “Tax Warranty”);

“Tax Warranty Claim” means any claim, proceeding, suit or action against the Seller for breach of the Tax Warranties;

“Transaction” means the transactions contemplated by the Transaction Documents;

“Transaction Documents” means this Agreement, the Warranty Insurance Policy, the Disclosure Letter, the Equity Commitment Letter, the Separation Agreement, the Separation Deliverables, each of the documents in the agreed terms and any other document entered into or to be entered into pursuant to the Transaction Documents;

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or any other relevant local instrument implementing Acquired Rights Directive 2001/23/EC and any other laws providing for automatic transfer or employer substitution, or that permit the transfer of employees without an offer of employment, and similar laws and regulations in jurisdictions with DivestCo Employees or RemainCo Employees;

“Transferred Policies” has the meaning given to such term in the Separation Agreement;

“Transitional Services Agreement” has the meaning given to such term in the Separation Agreement;

“Transitional Transacting Entity” has the meaning given to such term in the Separation Agreement;

“Trapped Cash” means any cash or cash equivalents which, at the Effective Time:

(a)

is not capable of being lawfully paid, distributed or released by a DivestCo Group Company from the jurisdiction in which it is situated within a period of ten (10) Business Days, any cash securing rent deposits or any other cash held as collateral in respect of any obligations of any party (and including any cash trapped at Ulster Bank due to signatory access issues);

(b)	is cash-in transit which is not available in cleared funds within a period of one (1) Business Day, to the extent this relates to credit card transmission from direct-to-consumer credit card sales; or

(c)

is accessible in such manner as described in (a) but only subject to deduction or withholding or an actual tax payment (where, in respect of a withholding charge, such withholding is not received as an actual tax credit or refund within 365 days), in which case the amount of such deduction, withholding or tax charge shall be deemed Trapped Cash;

“TSA Inventory” has the meaning given to such term in the Separation Agreement;

“U.K.” or “UK” means the United Kingdom;

“Unconditional Date” means the date on which all Conditions are satisfied or, if legally permissible, waived in accordance with this Agreement;

“U.S.” or “US” means the United States of America;

“U.S. Treasury Regulations” means any regulations promulgated by the U.S. Department of Treasury under the Code, and any successor provisions;

“USD” or “US$” or “$” means the lawful currency of the United States of America;

“US Divestco” means Waves US, LLC, a company incorporated in Delaware and whose registered office is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808;

“US DivestCo Debt” means any debt financing available to US DivestCo (as borrower) pursuant to any Purchaser Debt Financing Documents from time to time;

“US Vendor Loan Notes” means the loan notes issued by US Divestco as consideration for the Carve-Outs of the DivestCo Business such as it is conducted in the United States;

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent or similar Tax (if any) in that jurisdiction including, for the avoidance of doubt, any sales, use and goods and services Tax;

“Warranty Insurance Policy” means the warranty and indemnity insurance policy arranged by the Purchaser with the Insurer dated on or about the date of this Agreement, with policy number LOAB0LA4001; and

“Working Capital” means the aggregate working capital of the DivestCo Group as at the Completion Accounts Effective Time, comprising each of the line items set out in Part 4 of Schedule 3 (Completion Accounts) as determined in accordance with the principles set out in Part 2 of Schedule 3 (Completion Accounts), and excluding any items taken into account in Cash, Debt, Trapped Cash or unamortised debt issuance costs.

1.2	In this Agreement, unless the context otherwise requires:

1.2.1

the expression “in the agreed terms” means in the form agreed between the Purchaser and the Seller and initialled for the purposes of identification by them or on their behalf, or exchanged by email and confirmed as agreed for these purposes, on or before the date of this Agreement; and

1.2.2	any reference to “writing” or “written” means any method of reproducing words in a legible and non-transitory form (excluding email unless expressly permitted).

1.3	References to:

1.3.1	“include” or “including” are to be construed without limitation;

1.3.2

a “company”, “holding company”, “subsidiary”, “parent undertaking” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Companies Act (provided that where a holding company creates security over the shares of a subsidiary, that subsidiary shall be deemed not to cease being a subsidiary of the holding company solely as a result of the creation of that security);

1.3.3

a “person” includes any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality);

1.3.4

recitals, Clauses, paragraphs and Schedules are (unless the context otherwise requires) to recitals, clauses and paragraphs of and schedules to, this Agreement. The Schedules form part of this Agreement;

1.3.5	any document are to such document as amended or restated from time to time;

1.3.6

any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision, except to the extent that any amendment, consolidation or replacement would (i) increase or extend the liability of a Party under this Agreement; or (ii) restrict any rights of, or result in any direct or indirect loss to, a Party under this Agreement;

1.3.7

any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, are deemed to include what most nearly approximates in that jurisdiction to the English legal term; and

1.3.8	to times of day are to London time unless otherwise stated.

1.4	Unless the context otherwise requires, words in the singular include the plural and vice versa and a reference to any gender includes all other genders.

1.5	The table of contents and headings are inserted for convenience only and do not affect the construction of this Agreement.

2.	SALE AND PURCHASE

2.1

Upon the terms and subject to the conditions of this Agreement, at Completion, the Seller agrees to sell and the Purchaser agrees to purchase all of the Sale Securities with all rights which are at Completion attached to them (including, without limitation, the right to receive all dividends (including where declared and, on Completion, unpaid), distributions and interest declared, made, accrued or paid on or at any time after Completion), and the Sale Securities shall be sold by the Seller free from all Encumbrances, on the terms of this Agreement and the Purchaser shall acquire such Sale Securities on and subject to the terms of this Agreement.

2.2

The Seller hereby waives any rights which may have been conferred on it under the Articles, applicable law, or otherwise as may affect the transactions contemplated by this Agreement (other than its rights pursuant to this Agreement) including, without limitation:

(a)	any rights of redemption, pre-emption, first refusal or transfer it may have with respect to the Sale Securities; and

(b)	any rights to acquire any Sale Securities,

and shall procure that all such rights conferred on any other person are waived no later than Completion so as to permit the sale and purchase of the Sale Securities.

2.3	The Purchaser shall not be obliged to complete the acquisition of the Sale Securities unless the purchase of all of the Sale Securities is completed simultaneously.

2.4	On the date of this Agreement, the Purchaser and the Seller shall comply with their respective obligations as set out in Schedule 1.

3.	SHARES CONSIDERATION

3.1

The overall consideration for the sale of the Sale Securities shall be the payment by the Purchaser to the Seller in accordance with the terms of this Agreement of US$ 150,000,000 (one hundred and fifty million United States dollars) (the “Shares Consideration”).

3.2

The Purchaser’s obligation to pay the Shares Consideration shall be satisfied at Completion by the Purchaser issuing such number of Shares Consideration Loan Notes to the Seller, which are in aggregate equal to the Shares Consideration Amount.

3.3

If any payment is made by any Party for any breach of this Agreement (including any breach of warranty) or under any indemnity in this Agreement, the payment shall be treated as an adjustment to the Shares Consideration and, in such circumstances, the Shares Consideration shall be deemed to have been adjusted by the amount of such payment. Subject always to Clause 13, this Clause 3.3 shall not limit any Party’s obligations to pay any amount under or pursuant to this Agreement, including where such payment exceeds the Shares Consideration.

4.	COMPLETION LOANS

4.1	At Completion:

(a)

the Purchaser shall subscribe for such number of Company Loan Notes (or for such combination of Company Loan Notes and shares in the Company) which have an aggregate value equal to the Initial Principal Amount pursuant to paragraph 1(b) of Part 2 of Schedule 2; and

(b)

the Seller shall contribute the Rollover Loan Notes to JVCo in consideration for 40% of the securities in JVCo (calculated prior to any dilution which may occur as a result of any management equity plan adopted in accordance with the terms of the Shareholders’ Agreement) and, immediately following such contribution, each of the Parties shall procure that such Rollover Loan Notes are contributed by JVCo to Rainbow Midco 2 Limited, by Rainbow Midco 2 Limited to Rainbow UK Midco Limited and by Rainbow UK Midco Limited to the Purchaser, where they shall be extinguished.

4.2	The “Initial Principal Amount” shall be calculated as follows:

(a)	an amount with principal value of US$ 4,150,000,000 (the “Base Principal Amount”).

(b)	plus the Estimated Cash;

(c)	less the Estimated Debt; and

(d)

either plus the difference between Estimated Working Capital and the Target Working Capital where the amount of Estimated Working Capital is the higher of the two amounts (provided that the difference shall not exceed US$ 50,000,000), or less the difference between Estimated Working Capital and Target Working Capital where the amount of Estimated Working Capital is the lower of the two amounts (provided that the difference will always be a positive number);

(e)

less the total principal and accrued interest on the Rollover Loan Notes and the US DivestCo Debt as at the Completion Accounts Effective Time, as calculated in accordance with the Indebtedness Schedule; and

(f)	plus the Shares Consideration Amount.

4.3	The “Final Principal Amount” shall be calculated as follows:

(a)	the Base Principal Amount;

(b)	plus the Actual Cash;

(c)	less the Actual Debt; and

(d)

either plus the difference between Actual Working Capital and the Target Working Capital where the amount of Actual Working Capital is the higher of the two amounts, or less the difference between Actual Working Capital and Target Working Capital where the amount of the Actual Working Capital is the lower of the two amounts (provided that the difference will always be a positive number);

(e)

less the total principal and accrued interest on the Rollover Loan Notes and the US DivestCo Debt as at the Completion Accounts Effective Time, as calculated in accordance with the Indebtedness Schedule; and

(f)	plus the Shares Consideration Amount.

4.4	The estimated amounts to be used for the purpose of Clause 4.2 shall be delivered to the Purchaser in the Indebtedness Schedule pursuant to Clause 6.

4.5

When the Completion Accounts have been finally agreed or determined in accordance with the terms of this Agreement, the Final Principal Amount shall be determined. If the Final Principal Amount is greater than the Initial Principal Amount, the Purchaser shall pay an amount equal to the difference to the Seller within fifteen (15) Business Days after the date of such determination. If the Final Principal Amount is less than the Initial Principal Amount, the Seller shall pay an amount equal to the difference to the Purchaser within fifteen (15) Business Days after the date of such determination.

4.6

Any amount that is payable pursuant to Clause 4.1 or Clause 4.5 (or any loan entered into thereunder) shall be paid in cash in immediately available funds in US$ (or, where specified in this Agreement, be settled by the issue of a loan note) and shall carry interest from and including the date on which any payment default is made in accordance with Clause 20.2.

4.7

The Parties shall use reasonable endeavours to ensure that any amount that is payable pursuant to this Clause 4 shall be paid in such a way as the payments received by the Seller pursuant to the terms of this Agreement shall not result in a lower cash/equity ratio for the Seller than contemplated on the date of this Agreement.

5.	CONDITIONS

5.1	Conditions Precedent

The obligations of the Seller and the Purchaser to complete the sale and purchase of the Sale Securities contained in Clause 2, and, solely in the case of the condition in Clause 5.1(c), the formation of the agreement for the sale and purchase of the Sale Securities contained in Clause 2, are conditional upon satisfaction of the following conditions:

(a)	in so far as the Transaction constitutes a concentration subject to appraisal by the European Commission under Council Regulation (EC) No 139/2004 (the “EU Merger Regulation”):

(i)	the European Commission adopting, or having been deemed under the EU Merger Regulation to have adopted, a decision allowing Completion; or

(ii)

in the event that all or any part of the Transaction is referred, or is deemed under the EU Merger Regulation or Protocol 24 of the EEA Agreement to have been referred, by the European Commission to the competent authorities of one (1) or more European Union Member States or an EFTA Member States, all such competent authorities whose approval is necessary for completion of all or part of the Transaction to occur adopting, or having been deemed under relevant laws to have adopted, decisions allowing Completion; and

(iii)	for any part of the Transaction that is not referred as described in Clause 5.1(a)(ii), Clause 5.1(a)(i) being satisfied;

(b)

in so far as the Transaction requires approval or the termination of any applicable waiting period pursuant to the competition laws in any of the countries listed in Schedule 7, without which Completion would be unlawful or otherwise prohibited or restricted:

(i)	each of the relevant competition authorities having either declined jurisdiction over the Transaction or approved the Transaction; or

(ii)	any applicable waiting periods in respect thereof having expired or been terminated;

(c)

in so far as approval is sought or is required to be obtained from the Australian Treasurer under Australian foreign investment laws in connection with the transactions contemplated by the Transaction Documents:

(i)

receipt of a written notice under FATA from the Australian Treasurer (or the Australian Treasurer’s delegate) stating that, or to the effect that, the Government of the Commonwealth of Australia does not object to the transactions contemplated by the Transaction Documents, either without condition (other than the Standard Tax Conditions) or otherwise on terms acceptable to the Parties acting reasonably; or

(ii)	following receipt of notice of the transactions contemplated by the Transaction Documents to the Treasurer under FATA, the Treasurer ceases to be empowered to make any order under part 3 of FATA;

(d)

in so far as the Transaction requires approval or termination of any applicable waiting period pursuant to the foreign investment laws of any country (other than Australia), without which Completion would be unlawful or otherwise prohibited or restricted:

(i)	each such foreign investment authority having either declined jurisdiction over the Transaction or approved the Transaction; or

(ii)	any applicable waiting periods in respect thereof having expired or been terminated,

(e)

subject to the conditions precedent (aufschiebende Bedingungen des schuldrechtlichen Anspruchs) which apply for Completion, the due execution of a sale and transfer agreement pursuant to which the respective member of the Seller’s Group sells and transfers the legal title in the German Real Estate to the respective member of the DivestCo Group, it being understood for the avoidance of doubt and notwithstanding any other provision in this Agreement, that this Agreement shall not constitute, or stipulate, a legal claim by any member of the Purchaser’s Group to claim or request the transfer of the legal title in the German Real Estate; and

(f)	receipt by the Purchaser (in accordance with Clause 24.6 (Notices)) of the Separation Notice.

5.2	Responsibility for Satisfaction

(a)	Purchaser Obligations

(i)

The Purchaser undertakes, to the extent permitted by law, to use its reasonable best efforts to ensure satisfaction of the Regulatory Conditions (as applicable) as soon as reasonably practicable and, in any event, prior to the Long Stop Date.

(ii)	The Purchaser undertakes to use its reasonable best efforts to:

(A)

submit the draft EU Merger Regulation filing within fifteen (15) Business Days following the date of this Agreement and, as appropriate, formal filings to those Regulatory Authorities without pre-notification procedures promptly following the date of this Agreement;

(B)	avoid any declaration of incompleteness by any of the Regulatory Authorities or any other suspension for the time periods of clearance;

(C)

take steps to ensure satisfaction of the Regulatory Conditions (as applicable), including proposing, negotiating, offering to commit and agreeing, in each case where necessary to ensure that the Regulatory Conditions (as applicable) are satisfied as soon as possible, and in any case, prior to the Long Stop Date, with the relevant Regulatory Authority or Regulatory Authorities to effect, by agreement, order or otherwise, the sale, divestiture, licence, disposition, or any other restriction or limitation of any assets or businesses of the DivestCo Group;

(D)

procure that the Seller and the Seller Parent are given a reasonable opportunity to review and comment on drafts of any filings or other material documentation prior to their submission to any Regulatory Authority (it being acknowledged that certain such drafts and/or documents may be shared in redacted form or on a confidential outside counsel-to-counsel basis only) and to take account of any reasonable comments where such comments are not detrimental to the commercial interests of the Purchaser;

(E)

respond as soon as reasonably practicable to all inquiries received from any Regulatory Authority to which a filing has been made for additional information or documentation and to supplement such filings as requested by the relevant Regulatory Authority. The Purchaser undertakes to use its reasonable best efforts to keep the Seller and the Seller Parent informed of material contact with such Regulatory Authorities and to the extent permitted by law and reasonably practicable, provide the Seller and the Seller Parent with copies of all material relevant documentation in relation thereto (to the extent such information relates to the Company) and allow the Seller and the Seller Parent the opportunity to participate in any calls or meetings of a non-administrative nature with any Regulatory Authority;

(F)

allow persons nominated by the Seller and the Seller Parent to attend, where permitted by the relevant Regulatory Authority, all in-person (or, if applicable, video or telephone conference) meetings with any Regulatory Authority and, where appropriate, to make oral submissions at such meetings; and

(G)	notify the Seller and the Seller Parent promptly and in any event within one (1) Business Day after receipt of each clearance or approval required to satisfy the Regulatory Conditions.

(iii)

For the avoidance of doubt and notwithstanding any other provision of this Agreement (including Clause 5.2(a)(ii)(C)), nothing shall require the Purchaser or any of its Affiliates (including KKR & Co. Inc. and Kolhberg Kravis Roberts & Co. L.P. (each, “KKR”) and their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, KKR or any portfolio company or portfolio investment (as such terms are commonly understood in the private equity industry) of KKR or of any such investment fund or investment vehicle) to take, or agree to take, any action with respect to itself or its Affiliates.

(b)	Seller and Seller Parent Obligations

(i)

The Seller and the Seller Parent each undertakes, to the extent permitted by law, to co-operate with the Purchaser in good faith and to use its reasonable best efforts to procure co-operation by the Seller’s Group to satisfy the Regulatory Conditions (as applicable), including, to the extent necessary and on a confidential basis, providing all information required by the Purchaser in relation to the DivestCo Business or reasonably required by the Purchaser in relation to the Seller’s Group and providing all information required by the applicable Regulatory Authority in relation to the DivestCo Business or in relation to the Seller’s Group, provided that any information provided in relation to the Seller’s Group shall be provided only to the applicable Regulatory Authority and/or, if necessary, the Purchaser’s Solicitors on a strictly confidential basis and shall not be provided to the Purchaser.

(ii)

The Seller and the Seller Parent shall use, and procure that the members of the Seller’s Group use, their reasonable best efforts to ensure satisfaction of the Regulatory Conditions (as applicable) as soon as reasonably practicable.

(iii)

The Seller and the Seller Parent each undertakes to use its reasonable best efforts to ensure that as soon as reasonably practicable (but in any event, no earlier than the Inside Date, and no later than the Long Stop Date), (i) Pre-Completion Separation Steps Completion occurs, and (ii) the Separation Notice is delivered to the Purchaser, in each case in compliance with the Separation Agreement. For the avoidance of doubt, the Parties agree that the Seller shall not be entitled to deliver the Separation Notice prior to the Inside Date without the Purchaser’s consent.

(iv)

The Seller and the Seller Parent each undertakes to use its reasonable best efforts to ensure that as soon as reasonably practicable after the date of this Agreement, the Condition in Clause 5.1(e) is satisfied.

(c)	Joint Obligations

(i)

Each of the Seller and the Purchaser severally undertakes to submit the form of notification required under FATA in connection with any approval sought or required to be obtained pursuant to Clause 5.1(c) promptly following the date of this Agreement and in any event within fifteen (15) Business Days following the date of this Agreement.

(ii)

Each of the Parties severally undertakes to the extent permitted by law to notify in writing to the other anything which will or is likely to prevent the Conditions from being satisfied on or before the Long Stop Date promptly after it comes to its notice.

(d)	Commercially Sensitive Information

No Party shall be required under Clause 5.2(b) or Clause 5.2(a)(ii)(E) respectively above to provide the other with copies of any element of such communications or submissions which contain information of a commercially sensitive nature without first redacting that element, or providing it only to the Purchaser’s Solicitor or the Seller’s Solicitor (as the case may be) on the basis that it will not be shown or otherwise communicated to the Purchaser or any member of the Seller’s Group (as the case may be).

5.3	Non-Satisfaction

(a)	If the Conditions set out in Clause 5.1 are not fulfilled on or before the Long Stop Date, this Agreement shall automatically terminate.

(b)

If this Agreement terminates in accordance with Clause 5.3(a), and without limiting the right of any Party to claim damages, all obligations of the Parties shall end (except for the Continuing Provisions) but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

5.4	No Acquisition of a Competing Business

The Purchaser undertakes that it shall not, and shall procure that its subsidiaries shall not, at any time prior to Completion, either alone or acting in concert with others, acquire, offer to acquire, or agree binding or non-binding heads of terms, memorandum of understanding or similar relating to the acquisition of or cause another person to acquire, to offer to acquire, or agree binding or non-binding heads of terms, memorandum of understanding or similar relating to the acquisition of a business that competes with the DivestCo Business or any other business the acquisition of which might reasonably be expected to prejudice or delay the outcome of any regulatory applications to be made in connection with the Transaction.

5.5	Evidence of Satisfaction

The Purchaser shall deliver or make available to the Seller and the Seller Parent and the Seller and the Seller Parent shall deliver or make available to the Purchaser (as applicable), promptly following satisfaction of each of the Conditions, evidence of the due fulfilment of such Condition.

6.	INDEBTEDNESS SCHEDULE

6.1

Within ten (10) Business Days after the Unconditional Date, the Seller Parent shall provide the Purchaser with a schedule in the agreed terms (the “Indebtedness Schedule”) setting out, together with the underlying calculations:

(a)

an estimated unaudited consolidated balance sheet of the DivestCo Group; an estimated working capital statement showing the calculation of the Working Capital; and an estimated completion statement, substantially in the form set out in Part 4 of Schedule 3, each calculated in good faith, specifying:

(i)	the Base Principal Amount (and each of its constituent parts);

(ii)	the amount of the Estimated Cash;

(iii)	the amount of the Estimated Debt;

(iv)	the amount of the Estimated Working Capital;

(v)	the Initial Principal Amount;

(vi)	a schedule (the “Loan Notes Repayment Schedule”) setting out the principal and any accrued but unpaid interest in respect of each of:

(A)	the Separation Loan Notes (on an individual and aggregate basis); and

(B)	the Rollover Loan Notes,

which if paid or contributed into JVCo pursuant to this Agreement on Completion, no further amounts shall be payable by the DivestCo Group to any member of the Seller’s Group in respect of such loan notes following settlement pursuant to the payments to be made at Completion pursuant to the terms of Schedule 2 of this Agreement; and

(vii)	a certificate signed by the chief financial officer of the Seller Parent (on a no-liability basis) confirming that such amounts have been calculated in good faith and are in his opinion, reasonable;

(b)	the Seller’s Nominated Accounts; and

(c)	the Completion Date, as determined in accordance with this Agreement.

7.	PRE-COMPLETION

7.1	Seller Parent and Seller’s Obligations in Relation to the Conduct of Business

(a)

Subject to Clause 7.2, each of the Seller Parent and the Seller shall, to the extent permissible under applicable law and in order to preserve the value of the DivestCo Business, procure that from the date of this Agreement until Completion:

(i)

each Seller Group Company shall conduct the DivestCo Business in the ordinary course as conducted prior to the date of this Agreement and no Seller Group Company shall, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed, provided that each of the Seller Parent and the Seller shall provide the Purchaser with any information reasonably requested by the Purchaser in order to consider such request for consent), do or agree to do anything which is outside the ordinary course of the DivestCo Business as conducted prior to the date of this Agreement; and

(ii)

each Seller Group Company shall maintain in force all Insurance Policies that such member of the Seller’s Group maintains as at the date of this Agreement in all material respects on the same terms and at substantially the same levels of cover as prevail at the date of this Agreement.

(b)

From the date of this Agreement until Completion and without prejudice to the generality of Clause 7.1(a), each of the Seller Parent and the Seller shall ensure that none of the acts or matters listed in Schedule 4 (Consent Matters) shall take place without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed, provided that each of the Seller Parent and the Seller shall provide the Purchaser with any information reasonably requested by the Purchaser in order to consider such request for consent) because the Parties agree that the occurrence of any of the acts or matters listed in Schedule 4 (Consent Matters) will adversely impact the value of the DivestCo Business.

(c)

Each of the Seller Parent and the Seller shall consult with the Purchaser in good faith as soon as reasonably practicable and, if and to the extent reasonably practicable, in any event prior to the Seller Parent, the Seller or any other member of the Seller’s Group taking any material steps in respect of the DivestCo Business, in connection with or in response to the presence, transmission or threat of COVID-19 or any evolution thereof, and/or any mandatory or advisory restriction issued, or action ordered or threatened by, any public authority, regulatory body or government in connection therewith.

(d)

Each of the Seller Parent and the Seller shall afford the Purchaser such access and information as it reasonably requires in connection with the evaluation, negotiation, financing, implementation and/or consummation of the Transaction (including, to the extent legally permissible, by providing financial data about the DivestCo Business) and, to the extent legally permissible, its preparations for any projects to be carried out in relation to the DivestCo Business following Completion (including the adoption of any new policies or contractual arrangements). Each of the Parties acknowledge that access to and provision of information may be delayed or limited in the circumstances, having regard to the impact of COVID-19, provided that any such delays and limitations shall be mitigated by the

Seller Parent and the Seller so far as reasonably possible and virtual access (including to employees) shall be provided to the Purchaser or its representatives as soon as reasonably practicable to the extent possible if physical access is not available.

7.2	Exceptions to Seller Parent and Seller’s Obligations

Subject to Clause 7.3, Clauses 7.1(a) and 7.1(b) do not apply in respect of and shall not operate so as to restrict or prevent:

(a)

any matter reasonably undertaken by any member of the Seller’s Group with respect to the DivestCo Business in an emergency or disaster situation (other than with respect to any financial emergency or disaster situation, including in connection with any breach or likely breach by any member of the Seller’s Group of a financial covenant or any urgent funding requirement of any member of the Seller’s Group), with the intention of and to the extent only of those matters strictly required with a view to minimising any adverse effect thereof (provided that the Seller Parent shall (i) notify the Purchaser as soon as reasonably practicable of any action taken, or proposed to be taken, as described in this Clause 7.2(a); (ii) provide to the Purchaser all material information as the Purchaser may reasonably request; and (iii) use reasonable endeavours to consult with the Purchaser in respect of any such action and emergency or disaster situation);

(b)	any matter expressly permitted by, or necessary for the performance of, this Agreement or the Transaction Documents;

(c)	any matter, to the extent undertaken at the written request or with the prior written consent of the Purchaser;

(d)

provision of any information to any regulatory body or government agency or commissioning body in the ordinary course of business, provided that only the information necessary to complete the Separation and the Transaction or actually requested by such regulatory body or government agency or commissioning body be provided; and

(e)

any matter to the extent required by law, provided that the Seller Parent shall consult with the Purchaser, to the extent legally permissible and as soon as reasonably practicable, in respect of such matter.

7.3	Insurance Policies

(a)

The Purchaser acknowledges that, other than in respect of any Relevant Insurance Claims and any benefits received in connection therewith or any Transferred Policies, neither it nor any member of the Purchaser’s Group has any rights to or obligations (including the obligations to pay any deductibles, excesses or other amounts) under any Insurance Policies taken out by or in favour of the Seller’s Group with respect to the DivestCo Business.

(b)	The Purchaser acknowledges that on and from Completion:

(i)

the DivestCo Business will cease to be covered under any policy of insurance taken out by or in favour of any member of the Seller’s Group, other than in respect of Relevant Insurance Claims, provided that the Seller shall not, and shall procure that no member of the Seller’s Group shall, cancel with retrospective effect any “occurrence based” Insurance Policies which relate to the DivestCo Business; and

(ii)	it will be responsible for implementing, with effect on and from Completion, all insurances it is required to maintain by applicable law.

(c)

The Purchaser shall use reasonable endeavours to provide such information, co-operation and assistance (including the making available of employees as witnesses) following Completion as the Seller Parent may reasonably require in order to bring or defend any claim or proceedings relating to the DivestCo Business as conducted by the Seller’s Group prior to Completion, and the Seller Parent shall promptly reimburse the Purchaser and any member of the Purchaser’s Group for any reasonable and properly documented expenditure or costs incurred by them in complying with this Clause 7.3(c).

(d)

In the event of a Relevant Insurance Claim, the Seller Parent shall take such steps, or procure that a Seller Group Company takes such steps, as are reasonably requested by the Purchaser in writing to notify the relevant Seller’s Group insurance providers and pursue a claim under the relevant Insurance Policy in respect of the Relevant Insurance Claim, subject to the Purchaser providing such information, co-operation and assistance as the Seller Parent may reasonably require in order to pursue such Relevant Insurance Claim, and promptly reimbursing the Seller Parent and any Seller Group Company for any reasonable and properly documented expenditure or costs incurred by them in complying with this Clause 7.3(d).

(e)

The Seller Parent shall promptly pay to the Purchaser (or an entity nominated by it) any cash received by it or a Seller Group Company following a successful claim under its Insurance Policies in respect of a Relevant Insurance Claim, net of any reasonable costs incurred that are yet to be reimbursed pursuant to Clause 7.3(d).

(f)

The Seller Parent shall notify the Purchaser, as soon as reasonably practicable, if it or any member of the Seller’s Group is entitled to receive any refund or return of premium in whatever form (including credit against premiums for new policies) to the extent in connection with insurance policies (or part thereof) relating to the DivestCo Business for which a DivestCo Group Company has been allocated premium amounts by any member of the Seller’s Group, and the Seller Parent shall procure as soon as reasonably practicable following Completion that such amounts are paid to the Purchaser (or an entity nominated by it) on a pro rata basis.

(g)

From Completion, the Seller Parent shall procure (at its cost) that the Company maintains tail director and officers’ liability insurance coverage, which covers each person currently covered by any director and officers’ liability insurance policy of the Seller’s Group in effect at the date of this Agreement for acts and omissions occurring at or prior to Completion (x) for an effective term of six years from Completion and (y) which contains terms that are no less favourable than those in the director and officers’ liability insurance policies of the Seller’s Group as of the date of this Agreement.

(h)

The Seller Parent shall, and shall procure that the Seller’s Group shall, cooperate with the Purchaser and the Purchaser’s Group to provide it with access to any historical insurance data that relates to the DivestCo Business (including claims, risk exposures, coverage and related information).

7.4	Anti-Money Laundering Laws

The Seller and the Seller Parent acknowledge that the Purchaser’s Group may have to perform certain anti-money laundering checks prior to Completion, including in relation to any change in control of the Seller or the Seller Parent or assignment by the Seller pursuant to Clause 23(a). Accordingly, the Seller and the Seller Parent agree to cooperate with reasonable requests by the Purchaser (on behalf of itself and other members of the Seller’s Group) in connection with customary anti-money laundering checks and provide such information and documentation as the Purchaser shall reasonably require in connection with any such requests.

7.5	Financing Assistance

The Seller and the Seller Parent shall, and shall procure that each member of the Seller’s Group shall, in each case so far as they are reasonably able to do so and at the sole expense of the Purchaser, upon request and following reasonable notice provide reasonable assistance to the Purchaser in relation to the financing to be provided to the Purchaser or any of its Affiliates under the Purchaser Debt Finance Documents (including, for the avoidance of doubt, in relation to the syndication of such financing and/or the entry into by US Divestco and any other member of the DivestCo Group (including, for this purpose, any other DivestCo NewCo) which may be agreed between the Purchaser and the Seller (each acting reasonably) of such customary documentation required under the terms of the Purchaser Debt Finance Documents to enable such entity to borrow directly under the Purchaser Debt Finance Documents on Completion), provided that such requested assistance does not:

(a)

unreasonably interfere with the ongoing operations of the Seller or the Seller Parent, or any member of the Seller’s Group, or with the Seller or the Seller Parent’s ability to fulfil its obligations under the Transaction Documents; or

(b)

involve the Seller or the Seller Parent or any member of the Seller’s Group entering into any agreement or other document, including any document creating any Encumbrances over the assets of the Seller or the Seller Parent or any member of the Seller’s Group (other than, with effect from Completion, any member of the DivestCo Group).

7.6	Restricted Countries

(a)

Between the date of this Agreement until Completion, the Seller and the Seller Parent shall procure that the DivestCo Business takes actions to terminate (or divest, as appropriate) any and all sales, subscriptions, negotiations, contractual relationships, obligations, bank accounts, debts, purchase orders and accounts payable that involve (directly or indirectly) any party located, organised, or ordinarily resident in any Restricted Country of which it is or becomes aware (exercising reasonable diligence in the ordinary course of business).

(b)

Notwithstanding any other provision of this Agreement (other than Clause 13.1(c)), each of the Seller and the Seller Parent agrees to indemnify and hold harmless the Purchaser from and against any and all claims, costs, expenses, damages and losses incurred or suffered by any member of the Purchaser’s Group, directly or indirectly, as a result of, arising from, in connection with or relating to any sales, subscriptions, negotiations, contractual relationships, obligations, bank accounts, debts, purchase orders and accounts payable relating to the DivestCo Business since 1 January 2017 that involve (directly or indirectly) any (i) Sanctioned Person or (ii) party located, organised, or ordinarily resident in any Restricted Country.

7.7	Indemnities

Notwithstanding any other provision of this Agreement (other than Clause 13.1(c)), the Seller agrees to indemnify and hold harmless the Purchaser from and against any and all claims, costs, expenses, damages and losses incurred or suffered by any member of the Purchaser’s Group, directly or indirectly, arising from, in connection with or relating to:

(a)

the claim brought against Galería Productora de Cosméticos, S. de R.L. de C.V. by the Ejido Caleras de Obrajuelo in connection with the Seller’s Group’s manufacturing plant and surrounding property in Mariscala, Mexico, as referenced in item 5.1(c) of the Disclosure Letter;

(b)	the claim brought against OPI Products Inc and the Seller Parent by a former distributor of the OPI Business in Uruguay, as referenced in item 13.1 of the Disclosure Letter;

(c)	the personal injury dispute relating to the use of Sebastian Laminates Gel, as referenced in item 13.1 of the Disclosure Letter;

(d)	the alleged breach of a distribution agreement with a distributor in Palestine, as referenced in item 13.1 of the Disclosure Letter;

(e)	the alleged breach of a distribution agreement with a distributor in Cyprus, as referenced in item 13.1 of the Disclosure Letter;

(f)	the Vieler lawsuit against Ghd Deutschland GmbH for alleged violations of competition law in Germany;

(g)

OPI Products Inc’s former occupation or tenancy at 13034-13056 Saticoy Street, North Hollywood, California, including any environmental, regulatory or administrative proceeding, suit or action in respect of any material or substance present at, such property (including in groundwater) or originating from it; and

(h)

any employee or any member of the Seller’s Group or the DivestCo Business, insofar as such claim relates to the matters identified in item (h) of the definition of Sellside Reports that (i) had not previously been disclosed in the Data Room or (ii) are not the ordinary course costs (including any pay and benefits) of employing any such person, in each case that relate to the period prior to the Completion Accounts Effective Date irrespective of whether any Employment Liabilities in respect of such matters arise prior to, on or after the Completion Accounts Effective Time.

7.8	Strike off Applications

The Seller and the Seller Parent shall procure, as soon as reasonably practicable after the date of this Agreement having regard to the impact of COVID-19 (and in any event, no later than Completion), that the strike off applications against Lion/Gloria Midco Limited, Lion/Gloria Midco 2 Limited and Lion/Gloria Midco 3 Limited from the UK Companies House Register are discontinued.

7.9	REACH Compliance

From the date of this Agreement until Completion, the Seller and the Seller Parent shall use reasonable endeavours to implement the remediation actions identified in the Disclosure Documents in respect of its failure to comply with Regulation (EC) No 1907/2006 on the Registration, Evaluation, Authorisation and Restriction of Chemicals (as amended from time to time).

7.10	Data Room USB

The Seller shall, as soon as reasonably practicable after the date of this Agreement having regard to the impact of COVID-19 (and in any event, no later than Completion), deliver to each of the Purchaser and the Insurer, at an address nominated by them in writing, one or more USBs (as the Purchaser or the Insurer may reasonably require) containing the contents of the Data Room.

7.11	Release of Security

The Seller and the Seller Parent shall take, and shall procure any member of the Seller’s Group takes, any commercially reasonable actions (including, without limitation, executing any documents and/or exercising its rights under the Credit Agreement) to require any collateral agent or similar person who is appointed thereunder to execute any documents necessary or desirable to effect on and from Completion the release of any security or other Encumbrance granted in connection with the Credit Agreement over any of the shares of any Relevant Group Entity and/or assets of the DivestCo Business.

7.12	Danish Registration

The Seller and the Seller Parent shall use their reasonable best efforts to procure, as soon as reasonably practicable after the date of this Agreement having regard to the impact of COVID-19 (and to the extent feasible, no later than Completion), that HFC Prestige International Denmark ApS becomes registered under the Danish Anti Money Laundering Act.

7.13	Salon Financing Arrangements

As soon as reasonably practicable following the date of this Agreement, the Seller and the Seller Parent shall use their reasonable best efforts to procure that no Relevant Group Entity enters into any new salon financing arrangement (whether a cash loan, listing fee, equipment or furniture loan, or sign-on fee arrangement) in any jurisdiction where doing so would be in breach of applicable laws and regulations governing the conduct or provision of financial services business activity (including without limitation any lending, banking, consumer credit, payments, investments, insurance or insurance distribution activity).

8.	COMPLETION

8.1	Subject to Clause 5, Completion shall take place at the offices of the Seller’s Solicitors (or such other location as the Parties may agree) on the Completion Date.

8.2	At Completion:

(a)	the Seller shall comply with its obligations as specified in Part 1 of Schedule 2; and

(b)	the Purchaser shall comply with its obligations as specified in Part 2 of Schedule 2.

8.3	Breach of Completion Obligations

Subject to Clause 5.3(a), if the obligations of the Purchaser or the Seller under Clause 8.2 and Schedule 2 are not complied with on the Completion Date in any material respect, the Seller (in the case of a default by the Purchaser) or the Purchaser (in the case of a default by the Seller) shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by Notice to the Purchaser or the Seller as the case may be:

(a)

to defer Completion for a period of up to ten (10) Business Days after the date that Completion would have otherwise occurred (so that the provisions of this Clause 7.3 shall apply to Completion as so deferred), provided that the Parties shall not be entitled to defer Completion to any date falling after the first anniversary of the date of this Agreement;

(b)	to require the Parties to proceed to Completion as far as practicable, having regard to the defaults which have occurred (and without limiting the rights under this Agreement); or

(c)

subject to Completion having first been deferred for a period of at least ten (10) Business Days under Clause 8.3(a) and the Parties having used reasonable endeavours to effect Completion during that period, to terminate this Agreement by Notice to the Purchaser or the Seller as the case may be.

8.4	Termination

If this Agreement is terminated in accordance with Clause 8.3(c) (and without limiting any Party’s rights and remedies, including the right to claim damages), all obligations of the Parties shall end (except for the Continuing Provisions) but all rights and liabilities of the Parties which have accrued before termination shall continue to exist. Save for the termination provisions set out in Clauses 5.3(a) and 8.3(c), there are no other circumstances in which a Party shall be entitled to terminate this Agreement.

8.5	Payments

(a)

All amounts expressed to be payable to the Seller in cash pursuant to any provision of this Agreement shall be paid to the Seller’s Nominated Accounts and the receipt of each such amount in the Seller’s Nominated Accounts shall be an absolute discharge to the Purchaser of the obligation to pay such amount and the Purchaser shall not be concerned to see to the application of any such amount thereafter.

(b)

All amounts expressed to be payable to the Purchaser in cash pursuant to any provision of this Agreement shall be paid to an account nominated by the Purchaser to the Seller in writing prior to such payment and the receipt of each such amount in such account shall be an absolute discharge to the Seller of the obligation to pay such amount and the Seller shall not be concerned to see to the application of any such amount thereafter.

8.6	Repayment of Separation Loan Notes

Immediately following Completion, on receipt by the Company or another DivestCo Group Company of the Initial Principal Amount, or on receipt by US Divestco of the US DivestCo Debt, each Party shall procure that such amounts are applied by the DivestCo Group Companies that are borrowers under the Separation Loan Notes to repay the outstanding balance of such Separation Loan Notes to any RemainCo Group Companies that are lenders thereunder.

8.7	Settlement of Inter-Company Loan Amounts

Inter-Company Loan Amounts shall be settled in accordance with Schedule 11.

9.	SELLER’S FUNDAMENTAL WARRANTIES

9.1

The Seller warrants to the Purchaser that the statements set out below are true and accurate as at the date of this Agreement and undertakes that they will be true and accurate at Completion as if they had been repeated at Completion:

(a)

the Seller is the sole legal and beneficial owner of, and has the right to exercise all voting and other rights over, and is entitled to sell and transfer the full legal and beneficial ownership of, the Sale Securities;

(b)	save in respect of any Encumbrances which are to be discharged on Completion, there is no Encumbrance on any of the Sale Securities being sold by the Seller;

(c)	the Sale Securities comprise the entire issued and allotted share capital of the Company, have been properly and validly issued and allotted and are each fully paid;

(d)	the Seller has the full legal right, power and authority to execute, deliver and perform the Transaction Documents to which the Seller is a party (the “Seller’s Completion Documents”);

(e)	the Seller’s Completion Documents will, when executed by the Seller, constitute legal, valid and binding obligations of the Seller in accordance with their respective terms;

(f)	the execution, delivery and performance by the Seller of its obligations under the Seller’s Completion Documents will not:

(i)	result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of the Seller;

(ii)

result in a breach of, or constitute a default under, any agreement or instrument to which the Seller is a party or by which the Seller is bound and which is material in the context of the Transaction; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which it is bound and which is material in the context of the Transaction;

(g)	the Seller is validly existing and is duly incorporated and registered under the law of its jurisdiction of incorporation;

(h)

the Seller is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them;

(i)	there is no injunction that might prevent or delay the transfer of any part of the DivestCo Business on Completion in the manner contemplated by the Transaction Documents;

(j)

at Completion, the DivestCo Group shall legally and beneficially own or otherwise have a valid right to use (including pursuant to any Transitional Services Agreement) all rights, properties, assets, facilities and services which are necessary for the Purchaser’s Group to carry on the business of the DivestCo Business on or after Completion, in the places and substantially in the manner in which it is carried on immediately prior to Completion, other than any rights, properties, assets, facilities and services which will not be transferred or provided to the Purchaser’s Group on Completion pursuant to the Separation Agreement and the documents entered into thereto, in which case the Purchaser’s Group shall receive:

(i)

access to, and the economic benefit of, the Excluded Transacting Assets in respect of each DivestCo Group Transitional Transaction Entity on and subject to the terms of clause 3 of the Separation Agreement; and/or

(ii)	at the Delayed Transfer Time, the legal and beneficial title to such Excluded Transacting Assets, on and subject to the terms of clause 3 of the Separation Agreement; and

(k)

no member of the DivestCo Group nor the DivestCo Business depends in any material respect on the use of assets owned, or facilities and services provided by, any member of the Seller’s Group (or any third party) which will not be transferred to a member of the Purchaser’s Group on Completion or provided to them pursuant to the Separation Agreement and the documents entered into thereto (save for the Excluded Services (as such term is defined in the Separation Agreement) and any services which are otherwise expressly excluded (or will not be transferred or provided to the Purchaser’s Group on Completion) in the Separation Blueprint or pursuant to the Separation Agreement and the documents entered into thereto (including the Transitional Services Agreement, the Manufacturing Agreements and the IP Cross-Licence)).

9.2

Unless expressly provided in this Agreement, each of the Seller’s Fundamental Warranties shall be separate and independent and shall not be limited by reference to any other provision in in this Agreement.

10.	SELLER PARENT’S FUNDAMENTAL WARRANTIES

10.1

The Seller Parent warrants to the Purchaser that the statements set out below are true and accurate as at the date of this Agreement and undertakes that they will be true and accurate at Completion as if they had been repeated at Completion:

(a)

the Seller Parent has the full legal right, power and authority to execute, deliver and perform the Transaction Documents to which the Seller Parent is a party (the “Seller Parent’s Completion Documents”);

(b)	the Seller Parent’s Completion Documents will, when executed by the Seller Parent, constitute legal, valid and binding obligations of the Seller Parent in accordance with their respective terms;

(c)	the execution, delivery and performance by the Seller Parent of its obligations under the Seller Parent’s Completion Documents will not:

(i)	result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of the Seller Parent;

(ii)

result in a breach of, or constitute a default under, any agreement or instrument to which the Seller Parent is a party or by which the Seller Parent is bound and which is material in the context of the Transaction; or

(iii)

result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller Parent is a party or by which it is bound and which is material in the context of the Transaction;

(d)	the Seller Parent is validly existing and is duly incorporated and registered under the law of its jurisdiction of incorporation;

(e)

the Seller Parent is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them; and

(f)

the board of the Seller Parent has taken all necessary actions to ensure that no restrictions included in any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other state anti-takeover law (including Section 203 of the Delaware General Corporation Law, as amended, supplemented or restated from time to time) is, or at Completion will be, applicable to the Transaction.

10.2

Unless expressly provided in this Agreement, each of the Seller Parent’s Fundamental Warranties shall be separate and independent and shall not be limited by reference to any other provision in in this Agreement.

11.	SELLER’S BUSINESS WARRANTIES

11.1	The Seller warrants to the Purchaser that each of the Seller’s Business Warranties and the ABC/Sanctions Warranties are true and accurate as at the date of this Agreement.

11.2	Each of the Seller’s Business Warranties and the ABC/Sanctions Warranties is given subject to:

(a)	the matters being Disclosed in the Disclosure Documents; and

(b)	any limitations, exceptions or exclusions expressly provided for in Clause 12.

11.3

Where the expression “so far as the Seller is aware” or any similar expression is used in any of the Seller’s Business Warranties or the ABC/Sanctions Warranties, such expression shall mean the knowledge and belief of the Seller, which knowledge and belief shall be interpreted to extend to those facts, matters and circumstances of which the following individuals are actually aware (and, in respect of the warranties set out in paragraphs 9.8 to 9.12 (inclusive) of Schedule 5, having made reasonable enquiries of Michelle Levin (Associate GC Digital and Privacy)

and, in respect of the warranties set out in paragraph 8 of Schedule 5, having made reasonable enquiries of John Lankhof, Max Morini and Tim Moore): Thomas Wright Jr. (SVP Corporate Legal (Interim Consumer Beauty General Counsel)), Herminie Simonetta (SVP & GC Professional Beauty & Europe), Pierre-André Terisse, Sylvie Moreau (Coty Professional Beauty Division President), Joseph Conklin (SVP & Global Deputy General Counsel), Eloise Verde-Delisle (VP Global Employment & Labour), Philippe Georges (CFO Professional Beauty & PB Waves lead), Peter Coles (Chief Scientific Officer), Juliana Rodrigues (Compliance Director – Americas), Mario Bramante (Senior Director Regulatory Affairs).

11.4

Each of the Seller’s Business Warranties and ABC/Sanctions Warranties shall be construed as separate and independent and (unless expressly provided to the contrary) shall not be limited by the terms of or by reference to any of the other Seller’s Business Warranties and ABC/Sanctions Warranties.

11.5

In respect only of the ABC/Sanctions Warranties which are not covered, recoverable or likely to be recovered by the Purchaser under the Warranty Insurance Policy (having used commercially reasonable endeavours to so recover under the Warranty Insurance Policy and according to an opinion given by external counsel), the Purchaser confirms that as at the date of this Agreement, save for any matters being Disclosed, the Purchaser is not actually aware of any fact or circumstance which would constitute a breach of any ABC/Sanctions Warranties as at the date of this Agreement. For the purposes of this Clause 11.5, the Purchaser’s awareness or the awareness of the Purchaser shall be deemed to be references to the actual awareness of Justin Lewis-Oakes, Aileen Yan and Simon Bouchard.

12.	TAX COVENANT

The provisions of Schedule 6 (Tax Covenant) shall be effective from the Completion Date.

13.	LIMITATIONS OF LIABILITY

13.1	Maximum Liability

(a)	Notwithstanding any other provisions of this Agreement:

(i)

the aggregate liability of the Seller in respect of all Business Warranty Claims and Tax Covenant Claims (save for any Excluded Tax Covenant Claims), together with all legal and other professional fees and expenses payable in respect of such Claims, shall be US$ 1;

(ii)

the aggregate liability of the Seller in respect of all Seller Recourse Claims, together with all legal and other professional fees and expenses payable in respect of such Claims, shall be US$ 500,000,000; and

(iii)

the Purchaser confirms that its sole recourse for any Business Warranty Claim and Tax Covenant Claim (save for any Excluded Tax Covenant Claims) shall be against the Warranty Insurance Policy and accordingly, the Purchaser shall have no right to, and shall not instigate or pursue any claim, proceeding, suit or action against the Seller in respect of any Business Warranty Claim or Tax Covenant Claim (other than Excluded Tax Covenant Claims). The Parties acknowledge and agree that the Company shall be fully liable for any retention amount under the Warranty Insurance Policy, in each case, save as in the case of fraud or wilful concealment of the Seller.

(b)

Notwithstanding anything to the contrary in this Agreement, the Purchaser confirms that any and all Fundamental Warranty Claims and ABC/Sanctions Warranties (other than any Sufficiency of Assets Warranty Claim) shall be against the Warranty Insurance Policy (and not against the Seller or the Seller Parent) save to the extent not covered, recoverable or (having used commercially reasonable endeavours to so recover under the Warranty Insurance Policy and according to an opinion given by external counsel) likely to be recovered by the Purchaser under the Warranty Insurance Policy, including:

(i)

any individual Fundamental Warranty Claim (other than any Sufficiency of Assets Warranty Claim) or ABC/Sanctions Warranty Claim where the loss or liability in respect of such Fundamental Warranty Claim (other than any Sufficiency of Assets Warranty Claim) (or series of such claims), ABC/Sanctions Warranty Claim (or series of such claims) is equal to or less than the relevant de minimis claim amount prescribed in the Warranty Insurance Policy (the “De Minimis Claim Amount” and any such Fundamental Warranty Claim, ABC/Sanctions Warranty Claim or Sufficiency of Assets Warranty Claim a “De Minimis Claim”) and therefore cannot be recovered under the insurance coverage under the Warranty Insurance Policy; and

(ii)

any Fundamental Warranty Claim (other than any Sufficiency of Assets Warranty Claim) or ABC/Sanctions Warranty Claim to the extent that the aggregate liability for all Fundamental Warranty Claims (other than any Sufficiency of Assets Warranty Claim) or ABC/Sanctions Warranty Claims exceeds the total liability cap under the Warranty Insurance Policy and therefore cannot be fully recovered under the insurance coverage under the Warranty Insurance Policy (“Exceeding Fundamental Warranty Claim”),

in which case such Fundamental Warranty Claim (other than any Sufficiency of Assets Warranty Claim) or ABC/Sanctions Warranty Claim, subject to Clause 13.1(c), may be directed towards the Seller or the Seller Parent (in the case of the Seller Parent’s Fundamental Warranties only), but only for the De Minimis Claim Amount in respect of any De Minimis Claim or the amount by which the Exceeding Fundamental Warranty Claim actually exceeds the total liability cap under the Warranty Insurance Policy in respect of any Exceeding Fundamental Warranty Claim, provided that the Purchaser shall not be entitled to claim any amounts from the Seller or the

Seller Parent to the extent such amounts have been recovered by the Purchaser under the Warranty Insurance Policy.

(c)

Without prejudice to Clause 31.3, the aggregate liability of the Seller and the Seller Parent (and other members of the Seller’s Group) in respect of all Claims and any breach of or under any Relevant Transaction Document for which the Seller or the Seller Parent (or any other member of the Seller’s Group) is liable (including all legal and other professional fees and expenses payable by the Seller and the Seller Parent (and other members of the Seller’s Group as applicable) in respect of all such Claims and breaches) shall not exceed an amount, in aggregate, equal to the Aggregate Amount.

(d)

Without prejudice to Clause 31.3, the aggregate liability of the Purchaser (and other members of the Purchaser’s Group) in respect of all Claims (including any Counter Covenant Claims) and any breach of or under any Relevant Transaction Document for which the Purchaser (or any other member of the Purchaser’s Group) is liable (including all legal and other professional fees and expenses payable by the Purchaser (and other members of the Purchaser’s Group as applicable) in respect of all such Claims and breaches) shall not exceed an amount, in aggregate, equal to the Aggregate Amount.

13.2	Time Limitations

(a)

Neither the Seller nor the Seller Parent, as applicable, shall be liable in respect of any Claim unless a Notice specifying (in reasonable detail, to the extent available) the matter(s) which gives rise to the Claim, the nature of the claim and (if practicable) the amount claimed in respect thereof is given by or on behalf of the Purchaser to the Seller or the Seller Parent, as the case may be, as soon as reasonably practicable after the Purchaser becomes aware of the Claim (provided that any delay by the Purchaser in giving such Notice after the Purchaser becomes aware of a Claim shall only exculpate the Seller or the Seller Parent, as the case may be, from any liability for such Claim to the extent such delay increases the Seller’s liability for such Claim) and in any event:

(i)	in the case of a claim for breach of Clause 7, by no later than nine (9) months from the end of the financial year in which the Completion Date occurs;

(ii)	in the case of a Fundamental Warranty Claim, Tax Warranty Claim or Tax Covenant Claim, by no later than seven (7) years from the Completion Date; and

(iii)

in the case of a Business Warranty Claim, an ABC/Sanctions Warranty Claim or a Sufficiency of Assets Warranty Claim (other than a Tax Warranty Claim), by no later than three (3) years from the Completion Date.

(b)

The Purchaser shall not be liable in respect of any Counter Covenant Claim unless a Notice specifying (in reasonable detail, to the extent available) the matter(s) which gives rise to the Claim, the nature of the claim and (if practicable) the amount claimed in respect thereof is given by or on behalf of the Seller to the Purchaser by no later than seven (7) years from the Completion Date.

(c)

Any Claim notified pursuant to Clause 13.2(a) or Clause 13.2(b) shall (if not previously satisfied, settled or withdrawn) be deemed to have been withdrawn unless legal proceedings in respect of it have been properly issued and validly served within six (6) months of such Notice being given to the Seller, the Seller Parent or Purchaser as the case may be (as required by Clause 13.2(a) or Clause 13.2(b)) or, in the case of any contingent liability, within six (6) months after such contingent liability becomes an actual liability and is due and payable.

13.3	Remedy

Other than in respect of a breach of the provisions of Clause 17, where a Party seeks to claim injunctive relief, and without prejudice to the rights set out in Clauses 5.3 and 8.3, each Party agrees that it shall not be entitled to make any Claim (whether for damages or otherwise): (a) unless it has given a Notice to the other Party of the Claim; and (b) where the fact, matter, event or circumstances giving rise to such Claim is remediable and is remedied (at no cost to the Party making the Claim) within thirty (30) days of the date on which Notice of such Claim is served.

13.4	Duty To Mitigate

Each Party shall procure that all commercially reasonable steps are taken to avoid or mitigate any loss or damage in respect of any Claim (other than a Fundamental Warranty Claim (but including for the avoidance of doubt a Sufficiency of Assets Warranty Claim), Business Warranty Claim or Tax Covenant Claim) against the other Parties.

13.5	Contingent Liabilities

No Party shall be liable in respect of any Claim (except a Business Warranty Claim) which is contingent unless and until such contingent liability becomes an actual liability and is due and payable, but each Party shall have the right to give notice of such Claim under Clause 13.2(b) before such time and specifying the matters set out in Clause 13.2(a).

13.6	Other Compensation

(a)

Neither the Seller nor the Seller Parent shall be liable in respect of any Claim to the extent that the subject of such Claim has been made or is made good or is otherwise compensated for without cost to any member of the Purchaser’s Group.

(b)

The Purchaser shall not be liable in respect of any Claim to the extent that the subject of such Claim has been made or is made good or is otherwise compensated for without cost to any member of the Seller’s Group (excluding, for the avoidance of doubt, any DivestCo Group Company).

13.7	Losses

No Party shall be liable under this Agreement in respect of any indirect or consequential losses (for the avoidance of doubt, losses due to a third party shall be considered a direct loss).

13.8	Provisions

The Seller shall not be liable in respect of any Business Warranty Claim, ABC/Sanctions Warranty Claim, Sufficiency of Assets Warranty Claim or Tax Covenant Claim if and to the extent that a specific allowance, provision or reserve in respect of the matter giving rise to the Business Warranty Claim or Tax Covenant Claim is made in the Completion Accounts.

13.9	Acts of the Purchaser

The Seller shall not be liable in respect of any Claim (other than an Excluded Tax Covenant Claim) to the extent that matters, facts or circumstances giving rise to such Claim would not have occurred but for:

(a)

any voluntary act, omission or transaction of the Purchaser’s Group after Completion, otherwise than in the ordinary course of business and excluding voluntary acts, omissions or transactions contemplated by the Transaction Documents or carried out pursuant to a legally binding commitment entered into before Completion;

(b)

any voluntary act, omission or transaction of the Seller or the Seller Parent taken prior to Completion with the prior written consent, or at the written direction of the Purchaser (including any consent sought and received pursuant to Clause 7.2, provided that the Purchaser is given sufficient details to enable a reasonable purchaser to identify the nature, scope and order of magnitude of the potential loss or liability that may arise as a result of giving such consent);

(c)	the Purchaser’s failure to comply with the terms of Clause 13.4; or

(d)

any change in the accounting and/or tax principles or practices of the Purchaser’s Group introduced after Completion (save for any such change required or necessitated by a change in law, regulation, generally accepted accounting principles or a change in the published practice of any Taxation Authority or other fiscal, monetary or regulatory authority or a change required to remedy a position which previously was incorrectly taken).

13.10	Changes in Law

No Party shall be liable in respect of any Tax Covenant Claim (other than a Secondary Tax Covenant Claim), ABC/Sanctions Warranty Claim or Sufficiency of Assets Warranty Claim if and to the extent that matters, facts or circumstances giving rise to such Claim would not have occurred but for:

(a)	any change in law or regulation or in its interpretation or administration by the courts in any jurisdiction, by a Taxation Authority or by any other fiscal monetary or regulatory authority;

(b)	any change in the published practice of a Taxation Authority; or

(c)	any increase in the rates of Taxation,

in each case, which take place following Completion (except to the extent announced prior to Completion) and whether or not that change or increase purports to be effective retrospectively in whole or in part.

13.11	No Double Recovery

No Party shall be entitled to recover damages or obtain payment, reimbursement or restitution more than once in respect of any loss under or in connection with this Agreement.

13.12	Sufficiency of Assets Warranties Cure Period

The Purchaser shall not be entitled to make a Sufficiency of Assets Warranty Claim unless and until the Seller has failed to cure and remedy the matter(s) giving rise to such Claim within thirty (30) Business Days after the Seller has received a Notice specifying (in reasonable detail, to the extent available) such matter(s), the nature of the claim and (if practicable) the amount claimed in respect thereof.

13.13	Waiver of Rights of Rescission

Without prejudice to the rights set out in Clauses 5.3 and 8.3, notwithstanding that a Party becomes aware at any time that there:

(a)	has been a breach of any provision of this Agreement; or

(b)	may be a claim against the Seller, the Seller Parent or the Purchaser in connection with this Agreement or any other Transaction Document,

no Party shall be entitled to terminate or rescind this Agreement or treat this Agreement as terminated and shall only be entitled to claim damages in respect of such matter and, accordingly, each Party waives all and any rights to terminate or rescind this Agreement it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights arising in respect of dishonesty, fraud, wilful misconduct or wilful concealment of the other Parties.

13.14	Waiver of Rights

(a)

The supply of information by any member of the Purchaser’s Group (including any of their employees, directors, agents, officers, representatives, members, partners or advisers) to the Seller or any of its agents, representatives or advisers in connection with the Seller’s Fundamental Warranties, the Business Warranties or the Tax Covenant, save in the case of fraud, shall not be treated as a representation, warranty or guarantee of the accuracy thereof to the Seller or any member of the Seller’s Group.

(b)

The Seller, for itself and as agent and trustee for each member of the Seller’s Group, hereby warrants and undertakes to the Purchaser and each Purchaser Group Company and their respective employees, directors, agents, officers, representatives, members, partners and advisers (each a “Purchaser Relevant Person”) that other than as set out in the Transaction Documents or any other direct contractual obligation existing between the Seller and the Purchaser Relevant Person, and in the absence of fraud, it (and each member of the Seller’s Group):

(i)	has no rights against (and waives any such rights it may have against); and

(ii)	may not make a claim (whether in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) against (and waives any claim it may have against),

any Purchaser Relevant Person in connection with the Transaction.

14.	PURCHASER’S WARRANTIES AND UNDERTAKINGS

14.1

The Purchaser warrants to the Seller and the Seller Parent that the statements set out below are true and accurate as at the date of this Agreement and undertakes that they will be true and accurate at Completion as if they had been repeated at Completion:

(a)	the Purchaser is a company validly existing and duly incorporated under the laws of its jurisdiction of incorporation;

(b)	the Purchaser has the full legal right, power and authority to execute, deliver and perform the Transaction Documents to which it is a party (the “Purchaser’s Completion Documents”);

(c)	the Purchaser’s Completion Documents will, when executed by the Purchaser, constitute lawful, valid and binding obligations of the Purchaser in accordance with their respective terms;

(d)

the Purchaser is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them;

(e)	the execution, delivery, and performance by the Purchaser of its obligations under the Purchaser’s Completion Documents will not:

(i)	result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of the Purchaser;

(ii)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the Transaction;

(iii)

result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the Transaction; or

(iv)

require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (provided that this Clause 14.1(e)(iv) shall not extend to those consents or approvals from anti-trust, governmental or regulatory authorities referred to in Clause 5.1);

(f)

the Purchaser is acting as principal and not as agent or broker for any other person and no person other than the Purchaser will be interested in the Sale Securities. For the purposes of this paragraph the word “interested” shall bear the same meaning as in part 22 of the Companies Act;

(g)

the Purchaser has (and at Completion will have) on an unconditional basis the necessary cash resources, equity commitments, debt financing commitments and/or definitive fundable loan agreements from its financing sources which together are sufficient to meet its payment obligations under this Agreement and the Purchaser’s Completion Documents;

(h)	the Purchaser Debt Finance Documents are in full force and effect and are the legal, valid, binding and enforceable obligations of each of the other Parties thereto; and

(i)

no default or event preventing the Purchaser to draw down financing under the Purchaser Debt Finance Documents has occurred and there is no condition precedent not able to be satisfied nor any event or circumstance in existence which could reasonably be expected to constitute such a default or draw stop event or result in any condition precedent not being satisfied which would enable the financing entities party to the Purchaser Debt Finance Documents to refuse to advance funds under such documents on Completion.

14.2	Purchaser Financing Undertakings

(a)

The Purchaser undertakes to the Seller and the Seller Parent that it will not (and will procure that no member of the Purchaser’s Group will), without the prior written consent of the Seller and the Seller Parent, change, vary or amend the provisions of the Purchaser Debt Finance Documents or allow the commitments of the Credit Parties (as defined in the Purchaser Debt Commitment Letters) under the Purchaser Debt Commitment Letters to lapse, in each case, in any manner which would adversely affect the Purchaser’s ability to fulfil its payment obligations pursuant to this Agreement (provided that the foregoing shall not restrict the Purchaser from arranging replacement financing (“Replacement Financing”) in the period between the date of this Agreement and Completion, provided that (i) such Replacement Financing provides for “certain funds” and does not adversely affect the Purchaser’s ability to fulfill its payment obligations pursuant to this Agreement), and (ii) to the extent that such Replacement Financing would require the consent of the Seller under the Shareholders’ Agreement after Completion, the Seller has consented to such Replacement Financing).

(b)

As promptly as practicable following entry into any Replacement Financing, the Purchaser shall deliver to the Seller a copy of the duly executed Purchaser Debt Finance Document (including a copy of any duly executed facilities agreement (or equivalent document) and any related condition precedent satisfaction letters.

(c)

The Purchaser undertakes to the Seller that between the date of this Agreement and the date of Completion, it shall exercise its rights pursuant to the Purchase Debt Finance Documents to draw down all funds thereunder as may be required by the Purchaser to fulfil its payment obligations pursuant to this Agreement.

14.3	Waiver of Rights

The Purchaser, for itself and as agent and trustee for each member of the Purchaser’s Group, hereby warrants and undertakes to the Seller, the Seller Parent and each of their respective Affiliates and their respective employees, directors, agents, officers, representatives, members or partners (each a “Seller Relevant Person”) that other than as set out in the Transaction Documents or any other direct contractual obligation existing between the Purchaser and the Seller Relevant Person, and in the absence of fraud, the Purchaser (and each member of the Purchaser’s Group):

(a)	has no rights against (and waives any rights it may have against); and

(b)	may not make a claim (whether in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) against (and waives any claim it may have against),

any Seller Relevant Person in connection with the Transaction.

14.4	No Representation

(a)

The Purchaser acknowledges that, except where specifically otherwise provided, no representation or warranty has been made as to the accuracy or completeness of any of the information provided in relation to the DivestCo Business by the Seller or the Seller Parent, each of their respective Affiliates, nor any of their respective representatives and agents.

(b)

The Purchaser undertakes, during the term of the Warranty Insurance Policy: (i) not to rescind or terminate the Warranty Insurance Policy; (ii) not to agree to amend the Warranty Insurance Policy in a manner which would increase the liability of the Seller or the

Seller Parent under the Transaction Documents without the Seller Parent’s prior written approval; and (iii) not to assign the Warranty Insurance Policy (except that the Purchaser may pledge its rights under the Warranty Insurance Policy for the purpose of financing the Transaction).

15.	SELLER PARENT GUARANTEE

15.1	The Seller Parent as primary obligor (and not as a surety) unconditionally and irrevocably:

(a)	guarantees by way of continuing guarantee to the Purchaser the due and punctual performance by the Seller of its obligations under or pursuant to this Agreement;

(b)	agrees that if the Seller fails to make any payment when it is due under or pursuant to this Agreement, the Seller Parent shall on demand pay (or procure the payment of) that amount to the Purchaser.

15.2

The Seller Parent unconditionally and irrevocably agrees to indemnify (and keep indemnified) the Purchaser on demand against any loss, liability or cost incurred by the Purchaser as a result of any obligation of the Seller referred to in Clause 15.1(a) being or becoming void, voidable or unenforceable as against the Seller. The amount of the loss, liability or cost shall be equal to the amount which the Purchaser would otherwise have been entitled to recover from the Seller.

15.3

Each payment to be made by the Seller Parent under this Clause 15 shall be made in the currency in which the relevant amount is payable by the Seller, and shall be made in full without any set-off, restriction, condition or counterclaim.

15.4	The Seller Parent’s obligations under this Clause 15 shall not be affected by:

(a)

the dissolution, amalgamation, reconstruction or insolvency (including any inability to pay debts) of, any creditors’ voluntary arrangement in respect of or analogous proceedings, change in the constitution or control, merger or consolidation with any person of, the Seller; or

(b)	any disability, incapacity, or other impediment to the Seller’s capacity to contract or perform.

15.5

The Seller Parent’s obligations under this Clause 15 shall not be affected by any matter or thing which, but for this provision, might operate to affect or prejudice those obligations, including without limitation:

(a)	any time, waiver, consent or indulgence granted to, or composition with, the Seller or any other person;

(b)	the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement or any right, guarantee, remedy or security from or against the Seller or any other person; or

(c)	any unenforceability or invalidity of any obligation of the Seller, so that this Clause 15 shall be construed as if there were no such unenforceability or invalidity,

provided that, nothing in this Clause 15.5 shall give rise to the Seller Parent’s obligations under this Clause 15 extending beyond the Seller’s obligations under this Agreement (as affected by any such matter or thing).

15.6

Subject to Clause 13.1(a)(iii) and Clause 13.1(b), the Seller Parent waives any right it may have of first requiring the Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from the Seller before claiming from the Seller Parent under this Clause 15. This waiver applies irrespective of any law or any provision of this Agreement or other Transaction Document.

16.	EMPLOYEE MATTERS

16.1	Employee Notice and Consultation Jurisdictions

(a)	The Parties acknowledge that under:

(i)

French labor laws the works council (comité social et economique) of Coty France S.A.S. will need to be informed and consulted with respect to the proposed separation and sale of the French Business; and

(ii)

Dutch labor laws, the works council of Coty Netherlands B.V. will need to be informed and consulted with respect to the proposed separation and sale of the Dutch Business, and the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2015) will need to be complied with, in each case before the Seller and the Seller Parent can agree to carry out the Separation or the Transaction to the extent that they apply to the French Business or the Dutch Business respectively. The Seller and the Seller Parent shall use reasonable best efforts to enable the Completion of the French Consultation and the Completion of the Dutch Consultation as soon as reasonably practicable.

(b)	Notwithstanding anything to the contrary in this Agreement unless and until:

(i)

the Seller has executed and delivered to the Purchaser the French Acceptance Notice, the French Business will not be subject to the Separation Agreement and will be excluded from the DivestCo Business in the manner provided for in clause 3 of the Separation Agreement; and

(ii)

the Seller has executed and delivered to the Purchaser the Dutch Acceptance Notice, the Dutch Business will not be subject to the Separation Agreement and will be excluded from the DivestCo Business in the manner provided for in clause 3 of the Separation Agreement.

(c)

The Purchaser has irrevocably offered to acquire the French Business as contemplated by this Agreement and the Separation Agreement on the terms and conditions set forth in the French Offer Letter, and to have the provisions of the Transaction Documents apply to the French Business following completion of the consultation process described in Clause 16.1(a)(i) (the “Completion of the French Consultation”). Conditional upon and following the Completion of the French Consultation, and subject to Clause 14.1(e), Seller shall promptly deliver to the Purchaser the executed French Acceptance Notice and, upon receipt by the Purchaser of the French Acceptance Notice, the French Business will be subject to the Separation Agreement and included in the DivestCo Business in the manner provided for in clause 3 of the Separation Agreement. The Parties agree that the payment by the Purchaser or any member of the Purchaser’s Group of any amounts to the Seller or any Seller’s Group Company under or pursuant to the French Offer Letter and French Acceptance Notice (including any sale and purchase agreement entered into thereto) shall reduce the Purchaser’s obligation to pay the Initial Principal Amount to the Seller under this Agreement on a US$ for US$ basis.

(d)

The Purchaser has irrevocably offered to acquire the Dutch Business as contemplated by this Agreement and the Separation Agreement on the terms and conditions set forth in the Dutch Offer Letter, and to have the provisions of the Transaction Documents apply to the Dutch Business following completion of the consultation process described in Clause 16.1(a)(ii) (the “Completion of the Dutch Consultation”). Conditional upon and following the Completion of the Dutch Consultation, and subject to Clause 14.1(e), Seller shall promptly deliver to the Purchaser the executed Dutch Acceptance Notice and, upon receipt by the Purchaser of the Dutch Acceptance Notice, the Dutch Business will be subject to the Separation Agreement and included in the DivestCo Business in the manner provided for in clause 3 of the Separation Agreement. The Parties agree that the payment by the Purchaser or any member of the Purchaser’s Group of any amounts to the Seller or any Seller’s Group Company under or pursuant to the Dutch Offer Letter and Dutch Acceptance Notice (including any sale and purchase agreement entered into thereto) shall reduce the Purchaser’s obligation to pay the Initial Principal Amount to the Seller under this Agreement on a US$ for US$ basis.

(e)

If, as a result of the Applicable Consultation Processes, changes to this Agreement, the Separation Agreement, any other Transaction Document, the French Acceptance Notice, the Dutch Acceptance Notice or the applicable Local Implementation Agreement(s), or further arrangements in connection with the Transaction, are considered necessary by either Party, the Seller, the Seller Parent and the Purchaser shall consult with the other Party in relation to (i) any such changes; or (ii) any such further arrangements (if any) that are appropriate, in each case in accordance with the terms and conditions set forth in the French Offer Letter and/or Dutch Offer Letter (as applicable).

(f)

The Seller and the Purchaser shall reasonably cooperate with each other in connection with the Applicable Consultation Processes and any other Employee Consultation Process that applies in respect of the Separation and the Transaction and, subject to Clause 16.1(g)

below, such reasonable cooperation shall include, in each case:

(i)

the Purchaser providing its response to a request for any Employee Consultation Information as soon as reasonably practicable following receipt of a request in writing from the Seller, but in any event, in the case of its response to the Request for Initial Employee Consultation Information no later than ten (10) Business Days after the date of this Agreement;

(ii)	the Purchaser providing as soon as reasonably practicable after receipt of a request from the Seller, any other information and documentation:

(A)

that the Seller reasonably requires relating to the Purchaser or the Purchaser’s Group, the expected consequences for employees working in the DivestCo Business, and the measures envisaged by the Purchaser for dealing with such consequences; or

(B)	which is otherwise reasonably requested by the Seller in respect of or for the purpose of the Employee Consultation Process;

(iii)

the Purchaser’s participation in such meetings with any Employee Representatives in the course of the Employee Consultation Process as may be reasonably required to comply with the Transfer Regulations or any other applicable law or as the Seller might reasonably require;

(iv)

the Purchaser nominating a key contact (the “Purchaser’s Global Representative”) who will be supported by one or more representative(s) to be the main contact(s) in key jurisdictions for the purposes of such Employee Consultation Processes (the “Purchaser’s Representatives”);

(v)

the Seller keeping the Purchaser’s Global Representative reasonably informed of the status of such consultation and any material developments with respect to or that might affect the Employee Consultation Process so far as they relate to the applicable part of the DivestCo Business or in respect of which the Purchaser may have any liability pursuant to this Agreement or any other Transaction Document, and affording the Purchaser the opportunity to review all material communications forming part of such processes, and to participate in all meetings where it would be appropriate to do so, with the Seller and the Seller Parent acting reasonably and in good faith to consider any representations which Purchaser may have in relation to such material developments and material communications;

(vi)

the Seller making all necessary and appropriate arrangements to inform and consult, or to procure that relevant members of the Seller’s Group inform and consult, with employees and/or Employee Representatives of the DivestCo Business, to the extent required by and in accordance with applicable law or under any applicable Collective Agreement, as soon as reasonably practicable after the date of this Agreement, in order to enable completion of the Separation by the Separation Effective Time; and

(vii)

the Parties agreeing not to take, or agreeing to take, any action that would be reasonably likely to prejudice a favourable and expeditious outcome of such processes and the Seller and the Seller Parent shall not, without the prior written consent of the Purchaser, which shall not be unreasonably withheld or delayed, enter into any material agreement or understanding with, or make any material commitment to, any employees or Employee Representatives.

(g)

Where the Seller makes any request for Employee Consultation Information or other information and documentation, or a request for the Purchaser’s participation in applicable processes, under Clause 16.1(f), the Seller shall make such request to the Purchaser’s Global Representative (or such other Purchaser’s Representative as he or she may nominate) in writing and such request shall (i) be made in good time to allow the Purchaser a reasonable opportunity to respond and/or prepare as the case may be and (ii) identify the context of the request and Applicable Consultation Process or other Employee Consultation Process to which the request relates.

(h)

Notwithstanding Clause 16.1(e), if, as a result of any Employee Consultation Process, changes to this Agreement, the Separation Agreement, any other Transaction Document, or the applicable Local Implementation Agreement(s), or further arrangements in connection with the Transaction, are considered necessary by either Party, the Seller, the Seller Parent and the Purchaser shall discuss with the other Party in relation to:

(i)	any such changes to this Agreement, the Separation Agreement, any other Transaction Document, or the applicable Local Implementation Agreement(s); or

(ii)	any such further arrangements (if any) that are appropriate, in each case.

(i)

Without the Purchaser’s prior written consent, which shall not be unreasonably withheld or delayed, the Seller and the Seller Parent shall not enter into any agreement with, or make any commitment to, the relevant Employee Representative which would bind, or impose any obligation on, the Purchaser or any member of the Purchaser’s Group after Completion; provided however that the Purchaser’s consent shall not be required with respect to any matter affecting only the RemainCo Employees or any immaterial matters.

16.2	Certain Pensions

schedule 10 of the Separation Agreement will apply in respect of the treatment of any accrued liabilities in relation to any DivestCo Transferred Entity, RemainCo Employee or Transferred DivestCo Employee and the continued participation of any Transferred DivestCo Employee in certain pensions administered or provided by the Seller’s Group prior to the Completion Date.

17.	CONFIDENTIALITY AND ANNOUNCEMENTS

17.1	Announcements

(a)

With the exception of the Announcement which shall be made on the date of this Agreement (or on such other date as may be agreed), no announcement, communication or circular concerning the existence or provisions of this Agreement or any other Transaction Document shall be made or issued to be made by any Party or any Seller Parent’s Affiliate or the Purchaser’s Group (as applicable) without the prior written approval of the Purchaser (in the case of any announcement to be made by the Seller, the Seller Parent or any Seller’s or Seller Parent’s Affiliate) or the Seller Parent (in the case of any announcement to be made by the Purchaser or the Purchaser’s Group) (such consent not to be unreasonably withheld or delayed).

(b)	Clause 17.1(a) shall not prohibit:

(i)

any announcement, communication or circular required to be made by any Party or Seller Parent’s Affiliate or the Purchaser’s Group (as applicable) by any law or any governmental or regulatory body, court order, by the rules of the New York Stock Exchange or the rules of any other relevant stock exchange or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority or any contractual obligation, but then only to the extent so required and the Party with an obligation (or whose Affiliate has an obligation) to make an announcement or communication or issue a circular shall consult with the other Parties and take into account the other Parties’ reasonable requests or comments insofar as is reasonably practicable before complying with such obligation; or

(ii)

any communication regarding the Transaction between the Purchaser and its Affiliates and its Affiliates’ investors and proposed investors (including any actual or prospective limited partners or potential equity financing sources) or disclosure of information regarding the Transaction on such person’s website in the ordinary course of business and consistent with past practice.

17.2	Confidentiality

(a)	The Confidentiality Undertaking shall cease to have any force or effect from the date of this Agreement, but without prejudice to any prior breaches of the Confidentiality Undertaking.

(b)	Subject to Clause 17.1 and Clause 17.2(c), from the date of this Agreement to the date falling two (2) years following the date of this Agreement:

(i)	each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into any Transaction Document which relates to:

(A)	the existence or the provisions of any Transaction Documents; or

(B)	the negotiations relating to any Transaction Documents;

(ii)

the Seller and the Seller Parent shall, and shall procure that each member of the Seller’s Group shall, following Completion, treat as strictly confidential and not disclose or use any information relating to the DivestCo Business following Completion and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; and

(iii)

the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller, the Seller Parent or the Seller’s or Seller Parent’s Affiliates (excluding, from Completion, any matter in connection with the DivestCo Business); and

(iv)

the Purchaser shall not, and shall procure that each member of the Purchaser’s Group shall not, disclose any information relating to the business, financial or other affairs (including future plans and targets) of the DivestCo Business to The Hut Group or otherwise use any such information for the benefit of The Hut Group.

(c)	Clause 17.2(b) shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required to vest the full benefit of this Agreement in a Party;

(ii)	the information is or becomes publicly available (other than by breach of the Confidentiality Undertaking prior to the date of this Agreement or any Transaction Document);

(iii)	the Purchaser and the Seller Parent have given prior written approval to the disclosure or use;

(iv)	the information is independently developed after Completion;

(v)

the information was already in the possession of the Purchaser or any its Affiliates or any of their respective shareholders, partners, managers, investors, potential investors or professional advisors, from a source that, to the Purchaser’s knowledge, does not owe a duty of confidentiality to the Seller or the Seller Parent with respect to such information;

(vi)

the disclosure or use is required by law, any governmental or regulatory body (including HM Treasury and the UK Financial Investments Limited) or any recognised stock exchange on which the shares of any Party or any member of the Seller’s Group or the Purchaser’s Group are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of that Party or any member of the Seller’s Group or the Purchaser’s Group);

(vii)

the disclosure is made by the Seller, the Seller Parent or any of the Seller’s or Seller Parent’s Affiliates to current and/or prospective fund investors, trade press, industry bodies, professional intermediaries and otherwise as part of its normal internal or external reporting processes and communication processes and policies, provided such recipient undertakes to comply with the provisions of this Clause 17.2 in respect of such information as if it were a Party;

(viii)	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of any Transaction Document;

(ix)	the disclosure is made to a Taxation Authority in connection with the Tax affairs of the disclosing Party or its Affiliates;

(x)

the disclosure is made to any of the Seller’s or Seller Parent’s Affiliates provided such person undertakes to comply with the provisions of this Clause 17.2 in respect of such information as if it were a Party;

(xi)

the disclosure is made by the Purchaser to any member of the Purchaser’s Group or to any of their respective shareholders, partners, managers, investors, potential investors in any connected fund provided such person undertakes to comply with the provisions of this Clause 17.2 in respect of such information as if it were a Party or is otherwise subject to confidentiality obligations in respect of such information;

(xii)

the disclosure is made by or on behalf of the Purchaser to any bank, financial institution or other actual or potential financier (or professional advisers of any such person) in connection with the financing or refinancing (whether in whole or in part) by the Purchaser of the acquisition of the Sale Securities, provided such person is subject to confidentiality obligations in respect of such information;

(xiii)	the disclosure is made to any rating agency, provided that such person is subject to customary confidentiality obligations in respect of such information;

(xiv)

the disclosure is made to advisers, insurance providers, auditors, hedging counterparties or actual or potential debt or equity financiers of any Party or of any of the Seller’s or Seller Parent’s Affiliates on a need to know basis provided that such person is subject to confidentiality obligations in respect of such information; or

(xv)

the disclosure is made on a confidential basis to potential purchasers of all or part of the Seller’s Group or the Purchaser’s Group or to their advisers or actual or potential financiers provided that any such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase and the disclosing Party remains liable for any breach of the confidentiality obligations set out in this Clause 17.2 by such person, provided that prior to disclosure or use of any information pursuant to Clause 17.2(c)(vi), the Party concerned shall promptly notify (to the extent permitted by any applicable law or regulation) the other Party of such requirement with a view to providing (if reasonably practicable to do so) the other Party with the opportunity to contest such disclosure or use or otherwise to agree to the timing and content of such disclosure or use.

18.	ACCESS TO INFORMATION

18.1

For a period of seven (7) years following Completion, the Purchaser shall, and shall procure that the relevant members of the Purchaser’s Group shall, if reasonably requested by the Seller or the Seller Parent, allow the Seller, the Seller Parent or such other member of the Seller’s Group as it shall nominate, access (including the right to take copies at the Seller Parent’s expense) to the Books and Records which are reasonably required by the Seller, the Seller Parent or such other Seller’s or Seller Parent’s Affiliate for the purpose of dealing with its Tax and accounting affairs (including such information as is reasonably required by the Seller or the Seller Parent in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Taxation Authority regarding the Seller, the Seller Parent or a Seller’s or Seller Parent’s Affiliate relating to income, profits or gains earned, accrued or received (or treated for Tax purposes as earned, accrued or received) or any event occurring (or treated for Tax purposes as occurring) on or before Completion).

18.2

Following Completion, the Seller Parent shall, and shall procure that the relevant members of the Seller’s Group shall, if reasonably requested by the Purchaser, allow the Purchaser, or such other member of the Purchaser’s Group as it shall nominate, access (including the right to take copies at the Purchaser’s expense) to the Books and Records which are reasonably required by the Purchaser, such other member of the Purchaser’s Group for the purpose of dealing with its (or their) Tax and accounting affairs (including such information as is reasonably required in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Taxation Authority regarding the Purchaser, any other member of the Purchaser’s Group relating to income, profits or gains earned, accrued or received (or treated for Tax purposes as earned, accrued or received) or any event occurring (or treated for Tax purposes as occurring) on or before Completion).

19.	COSTS AND EXPENSES

19.1	Except where this Agreement or other Transaction Documents expressly provide otherwise, and other than in connection with Clause 19.3:

(a)	the Seller shall pay its own costs and expenses; and

(b)	the KKR Investor shall pay the Purchaser’s costs and expenses,

in each case in connection with the evaluation, negotiation, preparation, implementation and performance of this Agreement and the other Transaction Documents or otherwise incurred in relation to it with a view to the sale and purchase hereunder.

19.2

The Company shall bear all of the fees, expenses or other costs (and any insurance premium tax and other Taxes) properly incurred in connection with the Warranty Insurance Policy (including the evaluation, negotiation and procurement thereof).

19.3	Subject to Completion occurring:

(a)

any costs, fees and expenses (which for the avoidance of doubt shall not include any Taxation) incurred in connection with the Separation (other than any advisory costs and expenses) (“Separation Costs”) incurred by each Party in connection with the evaluation, negotiation, preparation, implementation and performance of the Separation shall be borne:

(i)	by the Parties in accordance with the principles set out in Schedule 8; and

(ii)	in respect of any type or category of Separation Cost not set out in Schedule 8, the Parties shall agree the allocation of such Separation Cost in good faith; and

(b)

The Seller shall bear 40% and the KKR Investor shall bear 60% of an amount equal (or reimburse the Purchaser for) to any costs, fees and expenses (other than any legal or advisory fees) incurred on or prior to Completion pursuant to or in connection with the Purchaser Debt Finance Documents, any registration or filing fees or other transaction duties incurred in connection with the satisfaction of the Conditions, and the amounts payable by the Purchaser under Clause 20 (the “Shared Costs”), which shall be paid by the relevant Persons to the Purchaser in cash pursuant to a payment direction letter.

19.4

The Purchaser hereby agrees to reimburse the Seller for any costs, fees or expenses borne by the Seller as a consequence of the Purchaser paying any Shared Costs which should have been for the account of the KKR Investor pursuant to this Clause 19.

19.5

For the avoidance of doubt, if this Agreement terminates without Completion occurring, the Purchaser shall not be obliged to pay any Separation Costs and the Seller shall not be obliged to pay any Shared Costs.

19.6	To the extent that:

(a)

the Seller or any member of the Seller’s Group incurs any Separation Costs which are for the account of the Company pursuant to Clause 19.3 above, the Seller shall give written notice to the Company of such amounts, and the Parties shall procure that the Company reimburses such amounts to the Seller within 20 Business Days of receipt of such notice;

(b)

the Company or any member of the DivestCo Group incurs any Separation Costs which are for the account of the Seller pursuant to Clause 19.3 above, the Purchaser shall give, or the Parties shall procure that the Company gives, written notice to the Seller of such amounts, and the Seller shall reimburse such amounts to the Company or the relevant member of the DivestCo Group (as the case may be) within 20 Business Days of receipt of such notice; and

(c)

any Costs are allocated to the Purchaser pursuant to Clause 19.3 above, the Seller shall, or the Parties shall procure that the Company shall, give written notice to the Purchaser of such amounts, and the Purchaser shall reimburse such amounts to the Seller or the Company (as the case may be) within 20 Business Days of receipt of such notice, provided in each case that (i) the Party giving such reimbursement notice shall provide such invoices or other appropriate receipts evidencing the proper incurrence of such Costs as is requested by the other Party (acting reasonably) and (ii) to the extent possible, the reimbursement of any such Costs shall be addressed via the Completion Accounts and to the extent that any such Costs have been so included in Completion Accounts, no Party may seek further reimbursement pursuant to this Clause 19.3.

19.7

Where a party is required by the terms of this Agreement to reimburse another person for any costs or expenses, that party shall reimburse the other person for the full amount of such costs or expenses, including any part thereof that comprises VAT, except to the extent that the other person (or a member of that other person’s group for VAT purposes) is entitled to recover such VAT (whether by credit, repayment or otherwise).

20.	STAMP DUTY, FEES AND TAXES

20.1

The Purchaser shall pay all United Kingdom stamp duty and stamp duty reserve tax which is payable solely in respect of the transfer of the Sale Securities pursuant to this Agreement. The Purchaser shall be responsible for arranging the payment of such stamp duty and stamp duty reserve tax.

20.2

If any Party defaults in the payment when due of any sum payable under any Transaction Document, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of five per cent (5%) above the base rate from time to time of JPMorgan Chase & Co. Such interest shall accrue from day to day.

21.	FURTHER ASSURANCE

21.1

The Seller and the Seller Parent undertake to execute and deliver (at their own cost) all such instruments and other documents and take all such actions as the Purchaser may from time to time reasonably require in order to effect the transfer of the Sale Securities to the Purchaser and the Transaction and otherwise to secure to the Purchaser the full benefit of this Agreement and the Transaction Documents.

21.2

Each of the Parties severally undertakes to take all reasonable steps within their powers as any other Party may from time to time reasonably require in order to secure to the other Parties the full benefit of this Agreement and the Transaction Documents.

22.	EFFECT OF COMPLETION

The provisions of this Agreement and of the other Transaction Documents which remain to be performed following Completion shall continue in full force and effect notwithstanding Completion taking place.

23.	ASSIGNMENT

Except as otherwise expressly provided for in this Agreement no Party may assign, transfer, create an Encumbrance, declare a trust of or otherwise dispose of all or any part of its rights, benefits or obligations under this Agreement, save that:

(a)

the Seller may assign (in whole or in part) the benefit of this Agreement to any member of the Seller’s Group provided that the Seller gives the Purchaser prior written notice of such assignment and provided further that if such assignee ceases to be a member of the Seller’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Seller immediately before such cessation;

(b)

the Seller Parent may assign (in whole or in part) the benefit of this Agreement to any member of the Seller’s Group provided that the Seller Parent gives the Purchaser prior written notice of such assignment and provided further that if such assignee ceases to be a member of the Seller’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Seller Parent immediately before such cessation;

(c)

the Purchaser may assign (in whole or in part) the benefit of this Agreement to any other member of the Purchaser’s Group provided that the Purchaser gives the Seller prior written notice of such assignment and provided further that if such assignee ceases to be a member of the Purchaser’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation; and

(d)

the Purchaser or any member of the Purchaser’s Group may charge, assign and/or otherwise grant any security interest over the benefit of this Agreement and/or any of its right under this Agreement to any bank or financial institution or other person by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Purchaser of the acquisition of the Sale Securities,

provided that, any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and no Party shall be under any greater obligation or liability than if such assignment had never occurred.

24.	PAYMENT

24.1	Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding (save as may be required by law).

24.2

If any Party is required by law to make a deduction or withholding from any payment made pursuant to this Agreement (other than a payment to the Seller of any part of the consideration for the Sale Securities and other than a payment of interest) or if any payment made pursuant to this Agreement (other than a payment to the Seller of any part of the consideration for the Sale Securities and other than a payment of or interest) is subject to Tax in the hands of the payee (ignoring for these purposes the availability of any Relief), the payor shall pay an additional amount (“Gross up Amount”) as shall, after the making of such deduction or withholding or after such Tax, leave the payee with the same amount as it would have received had no deduction or withholding been made or had the payment not been subject to Tax.

24.3

Where a payor has made an increased payment under Clause 24.2 in respect of a deduction or withholding and the payee subsequently receives and retains a Relief in respect of the amount withheld or deducted, the payee shall account to payor for such portion of any such Relief as does not exceed the Gross up Amount and as shall leave the payee in no better or worse position than if no such deduction or withholding had been required to be made.

24.4

Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by each Party (as the case may be) on behalf of the Party entitled to the payment (reasonably in advance and in sufficient details to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

24.5

Payment of a sum in accordance with this Clause 24 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

24.6

The Seller shall not, and shall procure that no Seller Group Company shall, use the proceeds transferred pursuant to this Agreement, directly or knowingly indirectly, in any manner that would cause the Purchaser to be in violation of applicable Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions.

25.	NOTICES

25.1

Any notice or other communication to be given under or in connection with this Agreement (“Notice”) shall be in the English language in writing and signed by or on behalf of the Party giving it. A Notice may be delivered personally or sent by email, pre-paid recorded delivery or international courier to the address or email address provided in Clause 25.3, and marked for the attention of the person specified in that Clause.

25.2	A Notice shall be deemed to have been received:

(a)	at the time of delivery if delivered personally or by courier;

(b)	at the time of sending if sent by email; provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipients;

(c)	9.00 a.m. two (2) Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(d)	9.00 a.m. three (3) Business Days after the time and date of posting if sent by international courier,

provided that if deemed receipt of any Notice occurs after 18.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business Day. References to time in this Clause 25.2 are to local time in the country of the addressee.

25.3	The addresses and emails for service of Notice are:

SELLER PARENT:

Name: Address: For the attention of Email:	Coty Inc 350 Fifth Avenue, New York, NY 10118 Thomas E. Wright, Jr., General Counsel Thomas_Wrightjr@cotyinc.com with a copy (which shall not itself constitute Notice) to Paul Schnell, paul.schnell@skadden.com and Richard Youle, richard.youle@skadden.com, Skadden Arps Slate Meagher & Flom (UK) LLP, 40 Bank Street, London E14 5DS

SELLER:

Name: Address: For the attention of Email:	Coty International Holding, B.V. Buitenveldertselaan 3, 1082 VA Amsterdam, the Netherlands Thomas E. Wright, Jr., General Counsel Thomas_Wrightjr@cotyinc.com with a copy (which shall not itself constitute Notice) to Paul Schnell, paul.schnell@skadden.com and Richard Youle, richard.youle@skadden.com, Skadden Arps Slate Meagher & Flom (UK) LLP, 40 Bank Street, London E14 5DS

PURCHASER:

Name: Address: For the attention of Email:	Rainbow UK Bidco Limited 11th Floor, 200 Aldersgate Street, London EC1A 4HD Justin Lewis-Oakes Justin.Lewis-Oakes@kkr.com

and with a copy (which shall not itself constitute Notice) to Clare Gaskell, CGaskell@stblaw.com, Simpson Thacher & Bartlett LLP, Citypoint, One Ropemaker Street, London EC2Y 9HU.

25.4

A Party shall notify the other Parties of any change to its details in Clause 25.3 in accordance with the provisions of this Clause 25.4 provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

26.	INVALIDITY

26.1

If any provision in this Agreement is held to be or becomes illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

26.2

To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 26.1 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed severed from this Agreement. The remaining provisions will, subject to any deletion or modification made under Clause 26.1, not be affected, remain in full force in that jurisdiction and all provisions shall continue in full force in any other jurisdiction.

27.	ENTIRE AGREEMENT

27.1

This Agreement together with any other documents and schedules referred to in it, constitutes the whole agreement between the Parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous agreements, understandings and arrangements (whether written or oral) between the Parties in relation to the matters dealt with in this Agreement.

27.2	Each Party acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

27.3

A Party’s only right or remedy in relation to any provision of this Agreement shall be for breach of this Agreement and no Party shall have any right or remedy in respect of misrepresentation (whether negligent or innocent and whether made prior to and/or in this Agreement).

27.4	Nothing in this Clause 27 limits or excludes any liability for fraud.

28.	AGREEMENT PREVAILS

If there is any inconsistency between the provisions of this Agreement and those of any other Transaction Document, then the provisions of this Agreement shall prevail.

29.	VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the Parties.

30.	NO WAIVER

30.1

No waiver of any right under this Agreement or any other Transaction Document shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

30.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

30.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

31.	THIRD-PARTY RIGHTS AND NO-RECOURSE

31.1

This Agreement is made for the benefit of the Parties and their successors and is not intended to benefit any other person, and no other person shall have any right to enforce any of its terms, except that Clauses 13.8, 13.14 and 14.3 and are intended to benefit the third parties mentioned therein and each such Clause shall be enforceable by any of them to the full extent permitted by law, subject to the other terms and conditions of this Agreement.

31.2	The Parties may amend or vary this Agreement in accordance with its terms without the consent of any other person.

31.3

No provision of this Agreement shall confer upon any person other than the Parties hereto and their permitted assigns any rights or remedies hereunder. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no former, current or future equityholders, controlling persons, directors, officers, employees, general or limited partner, member, manager, advisor, agents, successors, assigns or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent successors, assigns or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations (whether written or oral) made or alleged to be made in connection herewith, and no personal liability shall attach to, be imposed upon or otherwise be incurred by any Non-Recourse Party whether by or through attempted piercing of the corporate (or partnership or limited liability company) veil, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Without limiting the rights of any Party against the other Parties hereto, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

32.	COUNTERPARTS

This Agreement may be and shall be effective when each Party has executed a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

33.	GOVERNING LAW AND DISPUTE RESOLUTION

33.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of England and Wales.

33.2

Excluding any dispute in respect of the Completion Accounts (which shall be settled as set out in paragraph 2 of Part 3 of Schedule 3), all disputes arising out of or in connection with this Agreement or the Separation Agreement (which incorporates this same arbitration agreement by repetition in full) shall be finally settled under the Rules of Arbitration of the London Court of International Arbitration (“LCIA”) by three arbitrators. The claimant(s) shall nominate one arbitrator to be approved by the LCIA Court in accordance with the LCIA Rules. The respondent(s) shall nominate one arbitrator to be approved by the LCIA Court in accordance with the LCIA Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators, reached in consultation with the parties, within twenty (20) days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the LCIA Court. In the event that any party fails to nominate an arbitrator in accordance with the foregoing, then the LCIA Court shall nominate an arbitrator on behalf of the party that has failed to nominate an arbitrator. The place of arbitration shall be London, England. The language of the arbitration shall be English.

33.3

If for any reason more than one arbitration is commenced pursuant to this arbitration agreement, such separate arbitration proceedings may be consolidated into a single proceeding before one Tribunal appointed in accordance with this arbitration agreement, where no significant prejudice would result, as determined in the sole discretion of the Tribunal first appointed in any such several proceedings. This clause is expressly intended to afford the Tribunal so appointed with greater flexibility and discretion to consolidate related arbitration claims and proceedings, so that related claims and proceedings may be combined within a single proceeding, than is otherwise afforded under the LCIA Rules. For the avoidance of doubt, each party expressly acknowledges that the fact that the first in time arbitral tribunal has already been appointed does not constitute significant prejudice for the purpose of this Clause 33.

This Agreement has been entered into by the Parties on the date first above written.

SIGNED for and on behalf of Coty Inc. by
/s/ Pierré-Andre Terisse
Authorised signatory

SIGNED for and on behalf of Coty International Holding, B.V. by
/s/ Dirk Van Hilten
Authorised signatory

SIGNED for and on behalf of Rainbow UK Bidco Limited by
/s/ Justin Lewis-Oakes
Authorised signatory

SCHEDULE 1

SIGNING ARRANGEMENTS

Part 1

Seller’s Obligations

1.	On the date of this Agreement, the Seller shall deliver or make available to the Purchaser (and in the case of paragraph (h), to the Insurer):

(a)	a copy of the Separation Agreement duly executed by the Seller and the Company;

(b)	a copy of the Disclosure Letter duly executed by the Seller;

(c)	a copy of the Equity Commitment Letter duly executed by the Seller and the Seller Parent;

(d)

a copy of the resolution in the agreed terms of the directors of the Seller Parent authorising the execution by the Seller Parent of each of the Transaction Documents to which the Seller Parent is a party;

(e)	a copy of the resolution in the agreed terms of the directors of the Seller authorising the execution by the Seller of each of the Transaction Documents to which the Seller is a party;

(f)	a copy of the French Offer Letter duly executed by the Seller Parent;

(g)	a copy of the Dutch Offer Letter duly executed by the Seller Parent; and

(h)

the File Transfer Protocol containing the Data Room Information as set out in the Data Room Index, together with a certificate from Merrill confirming that the File Transfer Protocol contains such information.

Part 2

Purchaser’s Obligations

1.	On the date of this Agreement, the Purchaser shall deliver to the Seller:

(a)	a duly executed acknowledgement of receipt by the Purchaser of the Disclosure Letter;

(b)	a copy of the Separation Agreement duly executed by the Purchaser;

(c)	a duly executed copy of the Warranty Insurance Policy;

(d)	a copy of the Equity Commitment Letter duly executed by the Purchaser, Rainbow UK Holdco Limited, KKR European Fund V (USD) SCSp and KKR European Fund V (EUR) SCSp;

(e)	a copy of the Purchaser Debt Commitment Letters duly executed by the Credit Parties (as defined therein);

(f)	a copy of the French Offer Letter duly executed by the Purchaser;

(g)	a copy of the Dutch Offer Letter duly executed by the Purchaser; and

(h)	a copy of the resolution in the agreed terms of the directors of the Purchaser authorising the execution by the Purchaser of each of the Transaction Documents to which the Purchaser is a party.

SCHEDULE 2

COMPLETION ARRANGEMENTS

Part 1

Seller’s Obligations

1.	On Completion the Seller shall procure that a board meeting is held of the Company no less than three (3) Business Days prior to Completion to be duly convened and held at which:

(a)	the transfers of the Sale Securities pursuant to this Agreement shall be approved for registration, subject to the relevant instrument of transfer of the Sale Securities being stamped;

(b)	the appointment of such individuals to the board of the Company as shall be nominated by the Purchaser in writing no less than three (3) Business Days prior to Completion are duly approved.

2.	On Completion, the Seller shall deliver or make available to the Purchaser:

(a)

duly executed share transfer forms in respect of the Sale Securities in favour of the Purchaser together with the share certificates issued by the Company relating to such Sale Securities (or an indemnity in respect of any lost or unavailable share certificates, if applicable);

(b)

a voting power of attorney, in the agreed terms, permitting the Purchaser to exercise all voting and other rights over the Sale Securities until such time as the Purchaser has been duly registered in the register of members of the Company as the legal owner of the Sale Securities; and

(c)	any Separation Deliverables required to be delivered pursuant to the Separation Agreement duly executed by the relevant members of the Seller’s Group and the Company;

(d)	the Shareholders’ Agreement duly executed by the Seller and the Seller Parent;

(e)	each Company Loan Note Instrument duly executed by the Company and each other DivestCo Group Company which is an issuer under any of the Separation Loan Notes at Completion;

(f)

the certificates representing the Company Loan Notes issued to the Purchaser and the duly updated loan note registers of each DivestCo Group Company which issues such Company Loan Notes to the Purchaser at Completion;

(g)	the Shares Consideration Loan Note Instrument duly executed by the Seller and the loan note register in respect thereof;

(h)	the Company Loan Note Instruments duly executed by the DivestCo Group Companies that are lenders under the Separation Loan Notes and the loan note registers in respect thereof;

(i)

a subscription agreement in respect of the subscription by the Seller for shares in JVCo on terms acceptable to the Seller and the Purchaser (acting reasonably), duly executed by the Seller, whereby the Rollover Loan Notes shall be contributed to JVCo in exchange for the issue to the Seller of 40% (calculated prior to any dilution which may occur as a result of any management equity plan adopted in accordance with the terms of the Shareholders’ Agreement) of the securities in JVCo; and

(j)	a “Completion No Claims Declaration” from each “Excluded Rollover Seller’s Representative” (in each case as defined in the Warranty Insurance Policy).

3.	On Completion, the Seller shall:

(a)	make the statutory books of the Company available to the Purchaser at the offices of the Company; and

(b)	procure the delivery to the Purchaser of reliance letters in the agreed terms duly executed by each relevant Seller Transaction Adviser in respect of each of their respective Sellside Reports.

Part 2

Purchaser’s Obligations

1.	On Completion, the Purchaser shall:

(a)	deliver or make available to the Seller:

(i)	any Separation Deliverables duly executed by the Purchaser required to be delivered pursuant to the Separation Agreement;

(ii)	the Shareholders’ Agreement duly executed by the Purchaser and the KKR Investor;

(iii)

a subscription agreement in respect of the subscription by the Seller for 40% of the securities in JVCo on terms acceptable to the Seller and the Purchaser (acting reasonably), duly executed by JVCo, together with share certificates in respect of such securities and a copy of the updated share register of JVCo reflecting the Seller as a shareholder;

(iv)	the Shares Consideration Loan Note Instrument duly executed by the Purchaser; and

(v)

the certificates representing the Shares Consideration Loan Notes issued to the Seller, and the duly updated loan note registers of the Purchaser reflecting the issue of the Shares Consideration Loan Notes to the Seller;

(b)	subscribe for the Company Loan Notes in an amount equal to Initial Principal Amount.

SCHEDULE 3

COMPLETION ACCOUNTS

Part 1

Rules for Preparation of Completion Accounts

1.1	The Completion Accounts shall:

(a)	be prepared:

(i)	for the DivestCo Group on a consolidated basis as at the Completion Accounts Effective Time; and

(ii)	in accordance with this Part 1 of this Schedule 3;

(b)

comprise an unaudited consolidated balance sheet of the DivestCo Group; a working capital statement showing the calculation of the Working Capital; and a completion statement, substantially in the form set out in Part 4 of this Schedule 3, specifying:

(i)	Actual Cash;

(ii)	Actual Debt;

(iii)	Actual Working Capital; and

(iv)	the Final Consideration;

(c)

subject, where applicable, to the remaining provisions of this Part 1 of this Schedule 3, be prepared and determined, and the items and amounts to be included in them shall be identified and calculated, by applying the relevant definition in this Schedule 3 and:

(i)	by applying the specific accounting principles, policies, procedures, practices and treatments set out in Part 2 of this Schedule 3;

(ii)

subject to paragraph 1.1(c)(i), by applying the accounting principles, policies, procedures, practices and categorisations as they were applied in the preparation of the Accounts (including in relation to the exercise of accounting discretion or judgment), but to the extent that the Accounts included allocations of relevant categories of assets and liabilities between DivestCo Group and the Seller’s Group businesses, those bases of allocation shall be ignored and, in all cases, to the extent not incompliant with any reasonable interpretation of Applicable Accounting Standards; and

(iii)	subject to paragraphs 1.1(c)(i) and (ii), by applying the Applicable Accounting Standards.

Part 2

Specific Accounting Treatments

The following specific accounting policies shall apply to the preparation of the Completion Accounts:

1.

the Completion Accounts shall be prepared on an consolidated basis from the nominal ledgers of the DivestCo Group as if the Completion Accounts Effective Time was the end of the financial year, including performance of all normal year-end ‘close the books’ processes and accounting procedures, including (but not limited to) detailed analysis of prepayments, rebates and accruals and appropriate cut-off procedure, and verification of inventory through inventory counts based on a sample of such inventory consistent with past practice. The Purchaser shall have the right to attend the aforementioned inventory counts at such key locations as reasonably requested by the Purchaser;

2.

all intercompany balances owed between the members of the DivestCo Group shall be fully reconciled at the Completion Accounts Effective Time and any unreconciled assets shall be written off in the books of the recipient;

3.

save to the extent addressed elsewhere in this Part 2 of Schedule 3 any intercompany balances between the members of the DivestCo Group and the Seller Croup shall be addressed in accordance with the terms of clause 7.2 of the Separation Agreement. To the extent that any intercompany balances are owed between the members of the DivestCo Group and the Seller’s Group at the Completion Accounts Effective Time and are to be settled in cash after the Completion Accounts Effective Time, such balances shall be included in Cash or Debt, including any accrued and outstanding interest and any additional withholding tax liabilities (where, in respect of a withholding charge, such withholding is not received as an actual tax credit or refund within 365 days) thereon;

4.	the Completion Accounts shall be prepared so that the Completion Accounts Effective Time is treated as the end of an accounting period for Tax purposes;

5.

the Completion Accounts shall be prepared on a going concern basis and save as specifically required elsewhere in this Agreement shall exclude the effect of change of control or ownership of the DivestCo Group and will not take into account the effects of any post-Completion reorganisations or the post-Completion intentions or obligations of the Purchaser. The Completion Accounts shall be prepared on the basis that the Separation Effective Time has occurred and that the Post-Completion Transfers have occurred to or from the DivestCo Group as at the Separation Effective Time;

6.

In preparing the Completion Accounts, liabilities shall not be excluded purely by virtue of their exclusion causing them to be defined as DivestCo Excluded Liabilities pursuant to paragraph 1.1(j) of schedule 1 to the Separation Agreement.

7.	the Completion Accounts shall be prepared so that there is no double counting (whether positive or negative) of any item in the Completion Accounts;

8.

the Completion Accounts shall be prepared so that no item is excluded solely on the grounds of immateriality and no minimum materiality threshold shall be applied in the preparation or review of the Completion Accounts;

9.

the Completion Accounts shall be prepared so as to only take account of events taking place after the Completion Accounts Effective Time if they are “recognised subsequent events” (as defined in FASB Accounting Standards Codification Topic 855) and only having regard to information available to the Parties up until the Cut-Off Time and only where such information provides evidence of conditions existing at the Completion Accounts Effective Time;

10.

the Completion Accounts shall be prepared so as to be drawn up in USD. Assets and liabilities in the Completion Accounts denominated in a currency other than USD shall be converted into USD using the exchange rates prevailing at the Completion Accounts Effective Time based on the same accounting principles, practices and methodology for translational and transactional amounts as were used in the Accounts;

11.

the Completion Accounts shall be prepared in a format consistent with that shown in Part 4 of Schedule 3, the balance sheet mapping being an illustrative presentation of the provisions of Part 1 and this Part 2 of Schedule 3 and the definition of Cash, Debt and Working Capital. Where an account balance classification is specified within the accounting policies set out in this Part 2 of Schedule 3 or the definition of Cash, Debt or Working Capital, such classification shall override the classification (or omission) of that account number in Part 4 of Schedule 3;

12.

there will be no additional categories of assets or liabilities other than those included in the definition of Cash, Debt and Working Capital or specified within the accounting policies set out in this Part 2 of Schedule 3, provided that, in the event of any clear omission of a category of asset or liability, the Parties shall co-operate in good faith to agree on the appropriate categorisation of such omitted category of asset or liability which should apply for the purposes of the Completion Accounts (such categorisation being consistent with the categorisation of similar assets and liabilities in the Completion Accounts);

13.	items mapped under the heading “Other” in the mapping as set out in Part 4 of Schedule 3, will be excluded from Cash, Debt and Working Capital in the Completion Accounts;

14.

the Completion Accounts shall be prepared so that no leases that were classified in the Accounts as operating leases will be reclassified as finance leases and no leases that were classified as finance leases in the Accounts will be reclassified as operating leases. Any leases entered into after the Accounts Date shall be categorised as a finance lease or operating lease using the same principles as were actually used in the Accounts consistently applied. For the avoidance of doubt, ASC 842 will not be applied, the determination of operating leases or capital leases will be in accordance with ASC 840 as applied in the Applicable Accounting Standards;

15.

the Completion Accounts will include DivestCo Specified Accounts Receivable in Working Capital where the economic risks and benefits have transferred to the DivestCo Group. No value shall be given in Working Capital for (i) any inventory where legal title has not transferred to the DivestCo Group, including TSA Inventory; (ii) any inventory amounts that do not relate to the DivestCo Business or (iii) any inventory or receivables where DivestCo Group holds legal title but the economic risks and benefits have been transferred to any entity other than DivestCo Group;

16.	the Completion Accounts shall be prepared so as to exclude any amounts in relation to deferred tax;

17.

the value of liabilities related to pension and other long term employee benefits as of the Completion Accounts Effective Time included in the Completion Accounts shall be determined in accordance with the Pension Valuations, as defined in the terms of schedule 10 of the Separation Agreement. For the avoidance of doubt this provision shall apply to all Relevant Pensions and they will be categorised as follows:

(a)

all Relevant Pensions except for those specified under (b) and (c) below will be mapped to Debt. Where the net liability value of any Relevant Pension under the Pension Valuations (as defined in schedule 10 of the Separation Agreement) for these purposes is negative, the value of that individual arrangement for the purposes of this definition shall be treated as being zero;

(b)	the statutory retirement indemnity in France (P&G RIP), Greece (P&G RIP) and Thailand Legal Severance Payment Plan will be mapped to Working Capital;

(c)	the defined contribution-like plans accounted for as defined benefit in Switzerland will be mapped to “Other”;

18.

any amounts payable to, or receivable from, a member of the Seller’s Group by any member of the DivestCo Group, arising pursuant to the Continuing Trade Agreements (as defined in the Separation Agreement), shall be included in the Completion Accounts as Working Capital;

19.

to the extent payable by and for the account of the DivestCo Group after the Completion Accounts Effective Time, the Completion Accounts shall include an accrual in respect of unpaid salaries and wages, including with respect to any unused holiday pay to which employees are contractually entitled, and including ordinary course bonuses which will reflect a pro-rata apportionment of the cost based on the DivestCo Group management’s full year expected results, and in each case including Tax and employer social security costs, as at the Completion Accounts Effective Time provided that no accrual shall be included with respect to the Seller LAPP (as such term is defined in the Separation Agreement) to the extent that an indemnity has been provided by the Seller in respect of such amounts pursuant to the terms of the Separation Agreement;

20.

full provision shall be made in the Completion Accounts in Debt in respect of transaction costs and bonuses (excluding Retention Bonus Payments (as defined in the Separation Agreement)) or similar which are payable by any member of the DivestCo Group as at or after the Completion Accounts Effective Time;

21.	a liability shall be included in the Completion Accounts in Debt in respect of Tax due as a result of settlement of the Italian transfer pricing audit regarding FY13-FY17;

22.

no amounts shall be included in the Completion Accounts in respect of any uncertain tax exposures except for tax exposures recognised under FIN 48 and FAS5, unless such tax exposures are covered under a covenant from the Seller as included in paragraph 2.2(b) to (g) and paragraph 3 (inclusive) of Schedule 6.

23.	the Completion Accounts shall exclude any provision, accrual or reserve in relation to any matter to the extent it is the subject of a specific indemnity in this Agreement or the Separation Agreement;

24.	any Separation Costs incurred:

(a)

by the DivestCo Group or Seller’s Group prior to the Completion Accounts Effective Time paid prior to the Completion Accounts Effective Time), and which are for the Company’s account in accordance with Clause 19 of this Agreement shall be included in the Completion Accounts as an asset;

(b)

by the DivestCo Group prior to the Completion Accounts Effective Time, and which are for the Seller’s account in accordance with Clause 19 of this Agreement, shall be included in the Completion Accounts as a liability to the extent incurred by the DivestCo Group but unpaid as at the Effective Time;

(c)

by the DivestCo Group prior to the Completion Accounts Effective Time, and which are for the Company’s account in accordance with Clause 19 of this Agreement, shall be included in the Completion Accounts as “Other” to the extent incurred by the DivestCo Group but unpaid as at the Effective Time; and

(d)	any such amounts shall not be deemed to be intercompany balances owed between DivestCo Group and RemainCo Group;

25.

the Completion Accounts shall be prepared so as to exclude any amounts in relation to any contingent liabilities or off balance sheet arrangements or commitments (including, for these purposes, capital commitments);

26.

the Completion Accounts shall include an amount for any VAT receivable arising in the DivestCo Group as a result of any transfer between a member of DivestCo Group and a member of Seller’s Group conducted prior to the Completion Accounts Effective Time, to the extent such VAT receivable has not been settled by the Completion Accounts Effective Time and is reasonably expected to be recoverable by any member of the DivestCo Group within a period of 12 months after the Completion Date;

27.

no assets will be included in the Completion Accounts in relation to the Hünfeld Receivable which amounted to approximately US$ 7 million as at 30 June 2019 or any associated restructuring liabilities, to the extent subject to a specific indemnity or treated as DivestCo Excluded Liabilities;

28.

prepayments shall be included, within the Completion Accounts, in respect of advance payments made before or at the Completion Accounts Effective Time in respect of goods and services only to the extent that the benefit of such goods and services or a refund are received or receivable by the DivestCo Group Companies after the Completion Accounts Effective Time;

29.

no value shall be given to the long term security deposits or other non-current assets in Cash, Debt or Working Capital (other than as set out in this Schedule 3). A liability shall be included in Debt in respect of security deposits which have been collected in cash by the DivestCo Group in the period from the Accounts Date to the Completion Accounts Effective Time but only to the extent it has been reinstated by the Cut-Off Time;

30.

any obligations in respect of the repayment of government support schemes in any territory as a result of COVID-19 support schemes shall be included in Debt, to the extent required to be recognised as a liability on a balance sheet in accordance with the Applicable Accounting Standards;

31.	salon listing fees and salon loans (whether current or long term) shall be included in Working Capital;

32.

the Completion Accounts shall not include any assets held for sale or any receivable balances in respect of the sale of fixed assets, except to the extent the cash proceeds of the sale have been received by any member of the DivestCo Group after the Completion Accounts Effective Time and before the Cut-Off Time;

33.

the Completion Accounts shall include a full provision in Debt for the cost of long term incentive plans (or share plans or similar incentive plans or substitute allowance or alternative compensation) payable to employees after the Completion Accounts Effective Time in relation to any plans existing as at or prior to the Completion Accounts Effective Time (including employer social security tax, wage taxes and any other related Taxes thereon) to the extent that the liability is payable by any member of the DivestCo Group after the Completion Accounts Effective Time provided that no provision shall be made in the Completion Accounts to the extent that an indemnity has been provided by the Seller in respect of such amounts pursuant to the terms of the Separation Agreement;

34.

the Completion Accounts shall include a provision in Working Capital for the proportional amount of customer rebates and discounts based on DivestCo Group management’s view (acting reasonably) of which contractual criteria for such rebates and discounts will be met;

35.

a liability shall be included in the Completion Accounts in Debt with respect to any severance and restructuring costs, to the extent not settled prior to the Completion Accounts Effective Time and which are payable by any member of the DivestCo Group after the Completion Accounts Effective Time provided that no provision shall be made in the Completion Accounts to the extent that an indemnity has been provided by the Seller in respect of such amounts pursuant to the terms of the Separation Agreement; and

36.	no amount shall be included in the Completion Accounts in Working Capital or Debt in respect of dilapidation provisions in respect of leased facilities.

37.

Working Capital shall include full provision for accounts receivable (including in relation to salon financing receivables) in respect of balances owed by counterparties that were bankrupt, in liquidation or administration as at the Completion Accounts Effective Time;

38.

for the purposes of paragraph 1.1(c)(ii) of Part 1 of this Schedule, the exercise of accounting discretion or judgement shall specifically take account of the adverse effect on recoverability of receivables (including in relation to salon financing receivables) as a result of COVID-19;

39.

any insurance claims receivables shall be valued at zero except to the extent that (i) the matter giving rise to the claim has been remedied in full prior to the Completion Accounts Effective Time; or (ii) DivestCo Group has recognised a payable in Debt or Working Capital at the Completion Accounts Effective Time in respect of the issue to which the insurance claim receivable relates, in which case such insurance claim receivable shall be valued at the lower of the amounts receivable and the amount of the payments made or payable recognised;

40.	the following fixed liabilities shall be included in Debt:

(a)	US$ 100 million for the Brazil value adjustment; and

(b)	US$ 1.7 million for insurance collateral;

41.

full provision shall be made in Debt for any insurance-related liabilities payable by the DivestCo Group, excluding liabilities for the DivestCo Business claims retained within the Seller’s Group, including deductibles arising from pre-Completion Accounts Effective Time occurrences, acts, losses, or incidents in accordance with Clause 7.3(a) of this Agreement;

42.

liabilities included in account (7440 – other long term liabilities) shall exclude those specific matters included within this line item in the Accounts (which, for the avoidance of doubt totaled US$ 5 million in the Accounts);

43.	no amounts shall be included in Cash, Debt or Working Capital in relation to the Separation Loan Notes.

Part 3

Preparation, Delivery and Agreement

1.	PROCESS

1.1

As soon as reasonably practicable following Completion and in any event within sixty (60) Business Days of the Completion Date, the Seller shall prepare the draft Completion Accounts in accordance with the provisions of Part 1 of this Schedule 3 (Rules for Preparation of Completion Accounts) (the “Draft Completion Accounts”) and deliver the same to the Purchaser.

1.2	Within sixty (60) Business Days of receipt from the Seller of the Draft Completion Accounts, the Purchaser shall either:

(a)	confirm to the Seller in writing its acceptance of the Draft Completion Accounts; or

(b)

notify the Seller in writing of its non-acceptance of the Draft Completion Accounts (such notice, a “Non-Acceptance Notice”), together with full written details of each matter disputed and of its proposed modifications.

1.3

If the Purchaser serves a Non-Acceptance Notice pursuant to paragraph 1.2(b), the Seller and the Purchaser shall use all reasonable endeavours to meet and discuss the objections of the Purchaser and to agree the adjustments (if any) required to be made to the Draft Completion Accounts within fifteen (15) Business Days (or such other time period as may be mutually agreed between the Purchaser and the Seller) after the Seller receives the Non-Acceptance Notice.

1.4

If the Purchaser confirms its acceptance of the Draft Completion Accounts (either as originally submitted to it or with such modifications as the Parties agree) or fails to notify the Seller of its acceptance or non-acceptance in accordance with paragraph 1.2 of this Part 3 of this Schedule 3, the Draft Completion Accounts (incorporating any modifications agreed in writing) shall constitute the Completion Accounts for the purposes of this Agreement, which shall be final and binding on the Parties in the absence of manifest error or fraud.

2.	DISPUTES

2.1

If the Purchaser and the Seller are unable to agree the Draft Completion Accounts within fifteen (15) Business Days (or such other time period as may be mutually agreed between the Purchaser and the Seller) of the Seller’s receipt of the Purchaser’s Non-Acceptance Notice, the disputed matters remaining outstanding may be referred for determination by either Party to an independent reputable firm of accountants of international standing to be agreed by the Purchaser and the Seller in writing within five (5) Business Days or, failing such agreement, to be nominated on the application of either of them by or on behalf of, the President for the time being of the Institute of Chartered Accountants in England and Wales (the “Expert”), provided that to the extent any disputed matter relates to the determination of the applicable Pension Valuation (as such term is defined in the Separation Agreement) of any Relevant Pension, such disputed Pension Valuation shall be determined by an actuary in accordance with the terms of paragraph 2 of schedule 10 of the Separation Agreement and shall be taken into account by the Expert accordingly.

2.2	The following provisions shall apply in relation to the Expert:

(a)

within ten (10) Business Days of the Expert’s appointment, the Seller and the Purchaser shall each prepare a statement in writing on the disputed matters which (together with the relevant supporting documents) shall be submitted to the Expert and the Expert will then share these submissions with the other Party once both submissions have been received;

(b)

each of the Seller and the Purchaser shall be entitled to comment in writing once only on the other’s submission by written notice to the Expert no later than five (5) Business Days after receiving that submission, following which neither Party shall be entitled to make further statements or submissions other than in response to a request from the Expert;

(c)	in making its decision in relation to the dispute, the Expert shall be directed to apply:

(i)    the provisions of this Schedule 3 (Completion Accounts);

(ii)    subject to paragraph 2.2(c)(i) above, such terms of reference as are submitted jointly to it by the Parties in writing any time prior to its final decision in relation to the dispute; and

(iii)    subject to paragraphs 2.2(c)(i) and (ii) above, such terms of reference as it deems reasonably appropriate;

(d)

in giving its determination, the Expert shall state what adjustments (if any) are necessary to the Draft Completion Accounts in relation to the disputed matters for the purposes of this Agreement, provided that any adjustment shall not exceed the higher of any adjustment proposed by the Seller or the Purchaser, or less than the lower of any adjustment proposed by the Seller or the Purchaser;

(e)

the Expert shall be requested to notify the Purchaser and the Seller of its decision within thirty (30) Business Days of its appointment pursuant to this Schedule 3 (Completion Accounts), or such longer reasonable period as it may determine;

(f)	the Expert shall act as an expert (and not as an arbitrator) in making its determination; and

(g)

the Expert’s determination shall be final and binding on the Parties in the absence of manifest error or fraud and shall be applied to the Draft Completion Accounts which, as adjusted in the manner which the Expert has determined is necessary, shall constitute the Completion Accounts for the purposes of this Agreement.

3.	ACCESS TO INFORMATION AND COSTS

3.1

Each Party shall bear its own costs in connection with the Completion Accounts, save that the fees and costs of any Expert shall be borne as determined by the Expert or otherwise equally by the Seller and the Purchaser.

3.2

The Purchaser and the Seller shall provide each other, their respective advisers and any Expert appointed pursuant to paragraph 2.1 of this Part 3 of this Schedule 3, with reasonable access (at reasonable times) to all information relating to the operations of the Seller’s Group and the Purchaser’s Group in their respective possession or control, including to all books, records (and the right to take copies, including electronic copies), employees and other personnel (using reasonable endeavours to ensure that such employees and other personnel cooperate with any reasonable request of the Purchaser, the Seller or the Expert (as the case may be)), and give all assistance requested, as may in each case be reasonably be required in order for the Purchaser, the Seller or the Expert (as the case may be) to prepare, review, make submissions in relation to or determine the Completion Accounts.

Part 4

Completion Accounts Format

in USD	Cash	Debt	Working Capital	Other
5000 - Investment in Affiliates				X
5060 - I/Co Investment Valuation Adjustment				X
5100 - Property, Plant & Equipment				X
5200 - Intangibles				X
5210 - Goodwill				X
5300 - Long Term Deferred Tax Asset				X
5405 - Deferred Debt Issuance Costs - LT				X
5410 - Fx Derivative Asset LT - Non-Designated Hedges		X
5415 - ST Foreign Currency Swap Asset - INACTIVE		X
5416 - Fx Derivative Asset LT - Designated Hedges		X
5420 - Interest Rate Swap Asset - LT		X
5425 - Accounts Receivable Long Term Listing Fee - Manual			X
5430 - Pension Asset				X
5430 - Pension Asset relating to Relevant Pensions	X
5440 - Security Deposits - LT				X
5441 - Escrow - LT				X
5450 - Misc Investments				X
5460 - Equity Investments				X
5470 - Third Party Prepaid Royalties - LT				X
5480 - Customer Permanent Fixtures_Asset				X
5486 - Customer Loan Receivable - LT - (Allowance)			X
5487 - Customer Loan Receivable - LT (Fair Value Adjust)			X
5488 - Suspense Account				X
5489 - Customer Loan Receivable - LT			X
5495 - Other Assets - LT				X
5400 - Other Long Term Assets (subtotal)
5510 - I/Co Receivable - Interest Free		X
5510 - I/Co Receivable - Interest Free		X

in USD	Cash	Debt	Working Capital	Other
5520 - I/Co Receivable - Interest Bearing		X
5530 - Service Charges - Receivable				X
5540 - I/Co Receivable - Hedging		X
5500 - I/Co Receivable (subtotal)
5710 - Operating Lease Right of Use Asset - Real Estate				X

Non current assets (subtotal)

4010 - Cash	X
4020 - Cash Equivalents	X
4030 - Cash in Transit	X
4000 - Cash & Cash Equivalents (subtotal)
4040 - Restricted Cash				X
4110 - Gross Trade Receivable			X
4120 - Allowance for Cash Discounts			X
4130 - Bad Debt Reserve			X
4100 - Trade Receivable (subtotal)
4240 - Finished Goods - I/Co			X
4200 - Inventory (subtotal)
4310 - Current Deferred Tax Asset - Gross				X
4320 - Current Deferred Tax Asset - Allowance				X
4300 - Current Deferred Tax Asset (subtotal)
4410 - Rent and Leases			X
4420 - Insurance			X
4430 - Marketing Materials			X
4440 - Samples and Testers			X
4450 - Advertising			X
4460 - Copyrights and Agency Fees			X
4470 - Maintenance & Service Contracts			X
4480 - Third Party Prepaid Royalties - ST			X
4495 - Other Prepaid Expenses			X
4505 - Deferred Debt Issuance Costs - ST				X
4510 - Employee Loans			X
4516 - Fx Derivative Asset ST - Designated Hedges			X
4520 - VAT Sales Tax			X
4525 - Interest Rate Swap Asset - ST			X

in USD	Cash	Debt	Working Capital	Other
4530 - Tax Refunds & Claims (non-income tax)			X
4540 - Security Deposits - ST			X
4541 - Escrow - ST				X
4550 - Tooling and Molds			X
4560 - Non-Trade Receivables - ST			X
4565 - Salon Accounts Receivable Short Term Listing Fee - Manual			X
4570 - I/Co Items not Crosscharged - INACTIVE			X
4575 - Customer Loan Receivable - ST			X
4576 - Customer Loan Receivable - ST (Fair Value Adjust)			X
4580 - Barter Credits			X
4585 - Barter Credits - Deferred Income			X
4586 - Customer Loan Receivable - ST (Allowance)			X
4595 - Other Assets - ST - Hunsfeld receivable				X
4595 - Other Assets - ST - Other than Hunsfeld receivable			X
4610 - Due From Related Party Rec Int Free			X
4620 - Due From Related Party Rec Int Bearing			X
4640 - I/Co Items not Crosscharged			X
Prepaid expenses and other current assets (subtotal)

Current assets (subtotal)

6002 - A/P - Selling			X
6004 - A/P - Operations			X
6006 - A/P - Marketing			X
6010 - A/P - Administrative			X
6020 - Trade Accrual			X
6000 - Trade Payables (subtotal)
6610 - Due To Related Pty - Int Free			X
6620 - Due To Related Pty - Int Bearing			X
6600 - Due To Related Party (subtotal)
6705 - Short Term Debt Deferred Financing Fees - Contra Liability				X
6709 - Bank Overdrafts		X
6710 - Short term local lines of credit		X
6711 - Credit Agreement Revolver(s) - Current		X
6720 - Capital Leases - Current		X
6740 - Credit Agreement Swing Line(s) - Current		X

in USD	Cash	Debt	Working Capital	Other
6754 - Credit Agreement Term Loan B (USD) - Discount - Current - Contra Liability		X
6756 - Credit Agreement Term Loan B (EUR) - Discount - Current - Contra Liability		X
6758 - Credit Agreement Deferred Financing Fees Current				X
6700 - ST Debt & Current Portion of LT Debt (subtotal)
6811 - Federal Income Taxes		X
6812 - State / Municipal Income Taxes		X
6813 - FIN 48 Current Tax Liability		X
6819 - Other Accrued Income Taxes		X
6820 - Current Deferred Income Tax				X
6800 - Income Taxes & Curr Def Inc Tax (subtotal)
6110 - Payroll Taxes & Social Security Payable			X
6120 - VAT / Sales Taxes			X
6130 - Employee Payables			X
6140 - Non-Income Taxes Payable			X
6195 - Other Operating Payables			X
6210 - Sales Returns			X
6215 - Customer Rebates & Bonuses			X
6220 - Merchandising & Sales Related			X
6225 - Third Party Royalties			X
6230 - Delta Marketing - INACTIVE			X
6235 - Bonus / Profit Sharing			X
6240 - Deferred Salaries / Unused Vacation		X	X
6245 - Employee Benefits			X
6250 - Accrued & Deferred Rent - ST			X
6251 - Accrual for Lease Loss - ST			X
6252 - Pension & OPEB Liabilities - ST		X	X
6252 - Pension & OPEB Liabilities - ST - Switzerland DC Scheme				X
6255 - Manufacturing			X
6260 - Marketing			X
6265 - Auditing & Consulting			X
6266 - Legal Fees Accrual			X
6267 - Litigation Accrual			X
6268 - Freight Accrual			X
6270 - Other SG&A Accrual			X
6275 - Stock Compensation - INACTIVE		X

in USD	Cash	Debt	Working Capital	Other
6280 - Restricted Stock Accrual - INACTIVE		X
6295 - Other Operating Accruals			X
6310 - Restructuring Accrual - Lease Loss ST		X
6320 - Restructuring Accrual - Severance ST		X
6340 - Restructuring Accrual - Fixed Asset Write Off ST - INACTIVE		X
6350 - Restructuring Accrual - Contract Termination ST		X
6395 - Restructuring Accrual - Other ST		X
6400 - Interest Accrual		X
6480 - Restricted Stock Accrual		X
6485 - Due to Employees - EOP		X
6500 - Deferred Income - ST			X
6912 - Other Current Liabilities			X
6913 - Dividends Payable - ST		X
6915 - Operating Lease ST Liability - ASC 842				X
6915 - Operating Lease ST Liability - Other			X
6916 - Fx Derivative Liability ST - Designated Hedges		X
Accrued expenses and other current liabilities (subtotal)

Current liabilities (subtotal)

7020 - Capital Leases - LT		X
7030 - Bonds - INACTIVE		X
7035 - Other Long Term Debt - Long Term		X
7040 - Deferred Debt Issuance Costs - INACTIVE				X
7000 - Long Term Debt (subtotal)
7100 - Pension & OPEB Liabilities - LT		X	X
7100 - Pension & OPEB Liabilities - LT - Switzerland DC Scheme				X
7200 - Long Term Deferred Tax Liability				X
7210 - Long Term FIN 48 Tax Liability		X
7310 - I/Co Payable - Int Free		X
7320 - I/Co Payable - Int Bearing		X
7340 - I/Co Payable - Hedging		X
7341 - I/Co Payable Matching Diff - Hedging		X
7350 - Service Charges - Payable		X
7351 - Service Charges - Payable Int Free Matching Diff		X
7410 - Fx Derivative Liability LT - Non-Designated Hedges		X

in USD	Cash	Debt	Working Capital	Other
7411 - Operating Lease LT Liability - ASC 842				X
7411 - Operating Lease LT Liability - Other			X
7415 - Stock Compensation Accrual - LT		X
7416 - Fx Derivative Liability LT - Designated Hedges		X
7425 - Deferred Rent - LT				X
7426 - Dividend payable - LT		X
7428 - Deferred Income - LT			X
7430 - Minority Interest Payable - INACTIVE		X
7440 - Other Long Term Liabilities		X
7455 - Restructuring Accrual - Lease Loss LT		X
7460 - Restructuring Accrual - Severance LT		X
7475 - Restructuring Accrual - Contract Termination LT		X
7480 - Restructuring Accrual - Other LT		X
7910 - Forecasted Cash Flow - Net I/Co Activit		X
Other non-current liabilities (subtotal)

Non-current liabilities (subtotal)

Any other items required under Part 1, Part 2 of Schedule 3 or the definitions of Cash, Debt and Working Capital	X	X	X	X

Net assets	X	X	X	X

Actual Cash	X

Actual Debt		X

Actual Working Capital			X

Note: For the avoidance of doubt, this Part 4 of Schedule 3 is for illustrative purposes only and any inconsistencies between Part 1 and Part 2 of Schedule 3 and the definitions of Cash, Debt and Working Capital and the mapping of this Part 4 of Schedule 3 above, then Part 1 and Part 2 of Schedule 3 and the definitions of Cash, Debt and Working Capital shall prevail.

SCHEDULE 4

CONSENT MATTERS

In accordance with Clause 7.1(b), no Seller Group Company shall carry out the actions specified in this Schedule, without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed, provided that the Seller and the Seller Parent shall provide the Purchaser with any information reasonably requested by the Purchaser in order to consider such request for consent):

1.	cease or make any fundamental change to the nature or geographical area of the DivestCo Business or any business or operation of any Relevant Group Entity;

2.

in respect of the DivestCo Business assume or incur any liability, obligation, expenditure or interest or make any capital commitment in excess of US$ 2 million per item or US$ 5 million in aggregate (in each case, excluding VAT);

3.

in respect of the DivestCo Business dispose of or otherwise realise or dilute any interest or asset in excess of US$ 5 million (excluding VAT) (either on an individual or aggregated basis) (except for payments of Tax, of rent in respect of the Leased Properties and/or under payroll, each in the ordinary course of business, and consistent with the past practice, of the DivestCo Business);

4.

enter into, alter, waive, terminate or dispose of, or grant any lease, licence or similar obligation in relation to any Business IPR outside the ordinary course of business or under which payments exceed US$ 1 million per annum or US$ 3 million in aggregate (in each case, excluding VAT);

5.

in respect of the DivestCo Business, arrange, enter into, alter, waive or terminate any borrowing or credit facilities or enter into, alter, waive or terminate any guarantee, indemnity, hedging arrangements or create any material Encumbrance (other than a lien arising by operation of law) over any of its securities (including any shares), undertakings or assets or enter into, alter, waive or terminate any other arrangement for the incurrence of financial indebtedness (other than by way of operation of law in the ordinary course of trading), other than: (i) trade credit in the ordinary course of business, and consistent with the past practice, of the DivestCo Business; (ii) under the Existing Debt Facilities, (iii) hedging arrangements entered into the ordinary course of business, and consistent with the past practice, of the DivestCo Business; and (iv) any overdraft and/or working capital facility whose aggregate drawn amounts (under (iv)) do not exceed US$ 1.5 million at any time;

6.

in respect of the DivestCo Business give any guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligations, or make any loan in an amount in excess of US$ 2 million in aggregate, other than: (i) trade credit, (ii) as part of arrangements with customers and suppliers, or (iii) extensions of loans (including the lending of equipment and furniture) to customers (directly or through third party bank loans or guarantees) or the provision of support payments to customers, each in the ordinary course of business, and consistent with the past practice, of the DivestCo Business;

7.

enter into, alter, waive or terminate any contract to which a Seller Group Company is a party which will involve a payment or commitment by or to the DivestCo Business in excess of US$ 2 million (excluding VAT);

8.

in respect of the DivestCo Business, acquire or dispose of any freehold or leasehold property or any material asset or inventory with a value in excess of US$ 5 million, grant or surrender a lease in respect of such property with a value in excess of US$ 2.5 million or take or omit to take any action which could prejudice the continuation of any such lease;

9.	in respect of the DivestCo Business, enter into any joint venture, partnership or other similar arrangement for the sharing of profits or assets;

10.

make any material alterations to the constitutional documents, including the articles of association, or to any material policy (including in relation to governance and compliance) of or applying to any Relevant Group Entity;

11.	make any material alterations to the charter of any committee of the board of any Relevant Group Entity;

12.	declare, make or pay any dividend or other distribution to the shareholders of any Relevant Group Entity, except to another DivestCo Transferred Entity;

13.	liquidate or initiate any proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Relevant Group Entity;

14.	dispose of any shares or other securities (including loan capital) in, or consolidate or amalgamate, any Relevant Group Entity;

15.	apply for the admission to listing or trading on any stock exchange or market of any shares of any Relevant Group Entity;

16.

acquire any shares in any other company or otherwise enter into any agreement or other arrangement or permit any action whereby another company becomes a subsidiary undertaking of any Relevant Group Entity;

17.

change the share capital (including by variation of rights attaching to any share capital), or create, allot, issue, purchase, repay or redeem, or grant any option or rights in respect of (including to subscribe for or convert any instrument into), any class of share or loan capital or any other securities of any Relevant Group Entity;

18.

enter into, settle, waive any right or make any admission in respect of any litigation involving an amount in dispute or claimed, or otherwise involving payment by or to any Relevant Group Entity in respect of the DivestCo Business, in excess of US$ 1.5 million;

19.	settle any claim made under any insurance policy in respect of the DivestCo Business, other than materially below the amount claimed, except in the ordinary course of business;

20.

make, change or revoke any material Tax election, appoint or remove the auditors, change any accounting period, reference date or method (including with respect to Taxes), change or adopt any new accounting policy or, except in the ordinary course of business or where such action has an immaterial effect, file any amended Tax return, settle or compromise any proceeding or enquiry with respect to any Tax claim or assessment, surrender any right to claim a refund of Taxes or take any other similar material action relating to the filing or the payment of any Tax, in each case in respect of a Relevant Group Entity;

21.

amend or waive, to any material extent, any of the terms on which goods, facilities or services are supplied or received, such supplies (individually or in aggregate) being material in the context of the DivestCo Business or any Relevant Group Entity;

22.

remove or amend any remuneration (including salary, pension entitlements, bonuses, commissions and benefits in kind), or materially vary the terms of employment or engagement of, or terminate the employment or engagement of, any director, officer or employee with a management grading of Work Level 3 or above or provide or agree to provide any gratuitous material payment or benefit to any such director, officer or employee or any of their dependants, except to the extent that any such amendments or variations are (i) required by law, or (ii) made in the ordinary course of business of the DivestCo Business provided that any such amendments or variations are consistent with past practice, taking into account current market conditions (including in connection with any promotions of DivestCo Employees and/or any annual salary review);

23.

discontinue or amend in any material respect, or establish, any pension or employment benefits scheme (including any long term incentive plan or equity incentive scheme) or commence winding up or termination of any pension scheme or any employment benefits scheme (including any long term incentive plan or equity incentive scheme) or cause any pension scheme or any employment benefits scheme (including any long term incentive plan or equity incentive scheme) to cease to admit new members or communicate to employees a plan, proposal or intention to discontinue, amend, wind up, terminate or ceases to admit new members, in each case in respect of a Relevant Group Entity or employees relating to the DivestCo Business; or

24.	agree, conditionally or otherwise, to do any of the foregoing.

SCHEDULE 5

SELLER’S BUSINESS WARRANTIES

In this Schedule “material” means: (i) any item or matter which would have or represent a cost or liability to any Relevant Group Entity of USD 1,500,000 or more; or (ii) if the cost or liability of any item or matter cannot be quantified or estimated in monetary terms and so the financial materiality threshold set out at (i) above does not apply, its importance is such that it would be expected to have a material adverse effect on the business of any Relevant Group Entity or the DivestCo Business; or (iii) a material breach of law for which criminal proceedings or material civil proceedings might be pursued.

1.	THE SALE SECURITIES AND SELLER’S GROUP

1.1	The Sale Securities comprise the whole of the issued and allotted share capital of the Company, have been properly and validly issued and allotted and each is fully paid.

1.2

The Seller directly or indirectly owns, legally and beneficially, free from Encumbrances the whole of the issued share capital of the Company and all such shares have been properly and validly issued and allotted and are fully paid or credited as fully paid. There is no agreement or commitment to give or create any Encumbrance over or affecting any shares in the Company.

1.3

The Seller directly or indirectly owns, legally and beneficially, free from Encumbrances, the whole of the issued share capital of the Relevant Group Entities and all such shares have been properly and validly issued and allotted and are fully paid or credited as fully paid. There is no agreement or commitment to give or create any Encumbrance over or affecting any shares in any Relevant Group Entity.

1.4

No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer or repayment of any share or loan capital or any other security giving rise to a right over, or an interest in, the capital of the Company or any Relevant Group Entity under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.5

No Relevant Group Entity has given a power of attorney or other actual authority which is still in force and by which a person may enter into an obligation on that Relevant Group Entity’s behalf other than in the ordinary course of business, and consistent with past practice, of the DivestCo Business.

1.6	The Company and each Relevant Group Entity is validly incorporated, in existence and is in good standing under the laws of the country in which it is incorporated.

1.7

The register of members (or analogous register or list constituting legal title to shares) of each DivestCo Transferred Entity: (i) is materially up to-date; (ii) is materially maintained in accordance with applicable law; (iii) has not been alleged to be materially incorrect in any written notice received by such DivestCo Transferred Entity; and (iv) is in the possession (or under the control) of that DivestCo Transferred Entity.

1.8

All resolutions, annual returns and other documents required to be delivered to the relevant company registry or other corporate authority in any jurisdiction of incorporation of each DivestCo Transferred Entity have been properly prepared and filed and were true and complete in all material respects.

1.9

Each Relevant Group Entity has complied in all material respects with its articles of association (or analogous constitutional documents) and has obtained all relevant authorisations or permits required to empower them to enter and to perform its obligations under the Transaction Documents.

1.10

The Company is not the legal or beneficial owner of any shares or securities of any other person and, save with respect to the transactions contemplated by the Separation Materials, has not agreed to acquire any such shares or securities.

2.	INSOLVENCY

2.1	The Company is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

2.2

No Relevant Group Entity is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due, and so far as the Seller is aware, there are no events or circumstances that may lead under applicable laws to any petition being presented or resolution passed for the winding up of any Relevant Group Entity.

2.3

There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Company or any Relevant Group Entity and no events have occurred which, under applicable laws, would justify such proceedings, nor has there been any petition presented, meeting convened, resolution passed, procedure commenced or other analogous step threatened or taken or order made by any Relevant Group Entity in regards to the same.

2.4

No creditor of the Company or any Relevant Group Entity has taken any steps to enforce, or has enforced any security over any assets of the Company or any Relevant Group Entity (as applicable) and, so far as the Seller is aware, there are no circumstances in existence which could lead to any creditor to take such steps.

2.5

None of the Company or any Relevant Group Entity has by reason of actual or anticipated financial difficulties commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

2.6

No material statutory demand has been served on the Company or any Relevant Group Entity which has not been paid in full or been withdrawn and, so far as the Seller is aware, no other statutory demand has been served on the Company or any Relevant Group Entity which has not been paid in full or been withdrawn.

2.7

No material loan capital, borrowings or interest is overdue for payment by the Company or any Relevant Group Entity and no other material obligation or indebtedness of the Company or any Relevant Group Entity is overdue for performance or payment, and so far as the Seller is aware, no other loan capital, borrowings or interest is overdue for payment by the Company or any Relevant Group Entity and no other obligation or indebtedness of the Company or any Relevant Group Entity is overdue for performance or payment.

3.	ACCOUNTS AND FINANCIAL INFORMATION

3.1	The Accounts and Management Information:

(a)

have been extracted from the financial systems of the Seller Parent, applying the allocations and assumptions (the “Allocations and Assumptions””) set forth therein so as to present carve-out financial information of the DivestCo Business; and

(b)	have been prepared in good faith and with reasonable care.

3.2

Taking into account the purposes for which the Accounts were produced, they are not misleading in any material respect and do not materially overstate the profits, materially understate the losses, materially overstate the assets nor materially understate the liabilities of the DivestCo Business, in respect of the period to which they relate.

3.3

The source financial information (before allocation and adjustment) in the financial systems of the Seller Parent used for the purposes of the Accounts and Management Information have been prepared on a basis consistent with the Seller’s Group’s accounting policies and principles actually applied in the audited consolidated financial statements of the Seller Parent (which have been prepared in accordance with Applicable Accounting Standards) submitted on the Form 10K to the Securities and Exchange Commission for the year ended on the Accounts Date.

3.4

So far as the Seller is aware and except as otherwise Disclosed, there are no material facts or circumstances existing at the date hereof which, had they existed at the date at which the Accounts and the Management Information or the adjustments made to present the profit and loss and balance sheet of the DivestCo Business as if the DivestCo Business was operating on a standalone basis (the “Standalone Adjustments”) were prepared, would have been reasonably likely to materially change the aggregate net impact of the Allocations and Adjustments (in respect of the Accounts and Management Information) or the Standalone Adjustments.

3.5	The Additional Management Information was prepared in good faith with reasonable care and attention.

3.6

The Relevant Group Entities have in the three years prior to the date hereof kept and properly maintained Books and Records in respect of the DivestCo Business that are required to be kept by applicable law, in all material respects in accordance with applicable laws.

3.7	Since the Accounts Date:

(a)

the DivestCo Business has been carried on in all material respects in the ordinary course of business so as to maintain it as a going concern, save for adjustments to employee working practices necessary as a result of the threat of the ‘COVID-19’ novel coronavirus and/or as a result of mandatory or advisory restrictions issued by any governmental authority in connection therewith; and

(b)	the Seller’s Group has not, except in the ordinary course of business, acquired, sold, transferred or otherwise disposed of any material assets of the DivestCo Business.

4.	FINANCIAL OBLIGATIONS

4.1	Financial Facilities

(a)

The Existing Debt Facilities are the only available financial facilities (including loans, derivatives and hedging arrangements) pursuant to which finance is provided to or by the DivestCo Business and the Seller’s Group is in compliance with all such facilities in accordance with their terms in all material respects.

(b)	No Seller Group Company has received any notice to repay under the Existing Debt Facilities.

(c)	No Seller Group Company is in payment default or technical default under the Existing Debt Facilities.

4.2	Guarantees Etc.

Other than pursuant to the Existing Debt Facilities or the Leased Properties, there is no outstanding guarantee, indemnity, suretyship or security given:

(a)	by the DivestCo Business; or

(b)	for the benefit of the DivestCo Business.

4.3	Off-Balance Sheet Financing

Other than pursuant to the Existing Debt Facilities, the DivestCo Business has not factored, discounted or securitised any of its receivables, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the Accounts or waived any right of set-off it may have against any third party.

4.4	Hedging

No Relevant Group Entity has entered into any hedging, forward transactions, futures, options, swaps or other derivatives or hedging arrangements with any person other than another member of the Seller’s Group.

4.5	Grants And Allowances

The DivestCo Business has not applied for or received any grant, subsidy or allowance from any governmental or other body.

5.	ASSETS

5.1	The Properties

(a)	The Disclosure Documents contain true and accurate information, which is complete in all material respects, of the Owned Properties as of the date hereof.

(b)	The DivestCo Business does not occupy any real property save for the Properties.

(c)	The Seller’s Group is the sole legal and beneficial owner of or the lessee, licensee, sublessee, or sublicensee (as applicable) of the Properties.

(d)	Each Property has the benefit of such rights and easements as are necessary for the existing use of the Property by the DivestCo Business.

(e)	No Property is subject to any Encumbrance other than a Permitted Encumbrance.

(f)

No Relevant Group Entity has at any time assigned or otherwise disposed of any property, leasehold or otherwise, in respect of which it has a material continuing liability for payment of rent and/or for any other liability.

(g)

So far as the Seller is aware, all buildings and structures comprised in the Properties: (i) are in good and substantial repair and condition and there are no material structural defects or other material defects in them; (ii) are suitable for the performance of the activities that are presently carried out therein according to the applicable laws in all material respects; and (iii) are not in breach of any authorisations or permits required for their lawful possession and use.

5.2	Leases

With respect to the Leased Properties:

(a)

the Disclosure Documents contain a true and accurate list of the Leased Properties and the location of such premises as of the date hereof and no licence or sublease has been entered into or granted in respect of the Leased Properties nor has any other right of occupation or possession been granted by the Seller which materially interferes with the conduct of the DivestCo Business;

(b)

there is no subsisting material breach and no non-observance of any material covenant, condition or agreement contained in the lease under which the Seller’s Group holds its interest in the Leased Property, on the part of the relevant landlord or the Seller’s Group; and

(c)	each material lease or sublease of the Leased Properties is legal, valid, binding, enforceable and in full force and effect.

5.3	Ownership Of Non-Property Assets

All material assets included in the Accounts or acquired by any member of the Seller’s Group or which have otherwise arisen since the Accounts Date, other than the Properties and Intellectual Property Rights and any assets disposed of or realised in the ordinary and usual course of business:

(a)

are legally and beneficially owned by the Seller’s Group and each member of the Seller’s Group has the right to use all tangible material assets used in the DivestCo Business or presently located on the Properties;

(b)	are free from Encumbrances other than Permitted Encumbrances;

(c)	are, where capable of possession, in the possession or under the control of the relevant member of the Seller’s Group; and

(d)	are not the subject of any factoring arrangement, conditional sale or credit agreement.

6.	COMMERCIAL AGREEMENTS AND ARRANGEMENTS

6.1	Joint Ventures Etc.

No Relevant Group Entity is, or has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association which relates to the DivestCo Business.

6.2	Agreements With Employees

No Relevant Group Entity is party to any contract, arrangement or understanding with any DivestCo Employee or director of any Relevant Group Entity (whether directly or indirectly), other than on normal commercial terms in the ordinary and usual course of business.

6.3	Customer And Supplier Contracts

(a)

True and accurate copies of all subsisting agreements, and any amendments, variations or modifications to any of the foregoing, with Substantial Customers and Substantial Suppliers have been included in the Disclosure Documents.

(b)	Details of any current renegotiations of existing contractual agreements with any Substantial Customer or Substantial Supplier are set out in the Disclosure Letter.

(c)

No Seller Group Company is a party to or subject to any material contract, transaction, arrangement, understanding or obligation (other than in relation to any Property or contract of employment) relating to the DivestCo Business which is not in the ordinary and usual course of business.

(d)	True, complete and accurate copies of the DivestCo Business’ standard customer terms and conditions have been included in the Data Room.

(e)

No Substantial Customer or Substantial Supplier has during the twelve (12) months immediately preceding the date of this Agreement materially ceased, reduced or indicated an intention to materially cease or reduce its trading or supply with any Seller Group Company.

(f)	No Seller Group Company is party to an arrangement or bound by an arrangement relating to the DivestCo Business which:

(i)	was entered into and is otherwise than by way of bargain at arm’s length or in which any director or former director of any Seller Group Company is interested; or

(ii)

is one under which the Seller Group Company has sold or otherwise disposed of any material asset in circumstances that it remains subject to any liability (whether contingent or otherwise) that is not fully provided for in the Accounts.

(g)

No agreement with a Substantial Customer or Substantial Supplier imposes an exclusivity restriction on the DivestCo Business in relation to the purchase or supply of goods and services (i) from or to any person or (ii) in any jurisdiction (in each case except as required by applicable law).

6.4	Compliance With Agreements

(a)

All the contracts material to the DivestCo Business to which any member of the Seller’s Group is a party are valid and binding obligations of the relevant Seller Group Company and the obligations have been performed and the terms thereof have been complied with in all material respects by the relevant Seller Group Company and by the relevant other party thereto.

(b)

No Seller Group Company has received notice in writing of its breach (other than any breach which is immaterial and administrative in nature) of any contract material to the DivestCo Business nor, so far as the Seller is aware, are any circumstances in existence which are reasonably likely to cause a Seller Group Company to breach (other than any breach which is immaterial and administrative in nature) any contract material to the DivestCo Business to which it is a party and no other party to any contract is in, or so far as the Seller is aware is likely to become in, breach (other than any breach which is immaterial and administrative in nature) of any such material contract.

(c)	No Seller Group Company has received written notice of termination, or expressing an intent to terminate, any contract material to the DivestCo Business.

6.5	Effect Of Sale Of The Sale Securities

Neither entering into nor completion of this Agreement for the transfer of all or any of the Sale Securities will, or is likely to:

(a)

result in a material breach of, or give any third party a right to terminate or vary, or result in any Encumbrance under, any contract or arrangement to which any Seller Group Company is a party which is material to the DivestCo Business; and

(b)

so far as the Seller is aware, cause any Seller Group Company to lose the benefit of any right, permit, grant, licence or privilege that it enjoys at present in respect of, and which is material to, the DivestCo Business or relieve any person of any material obligation to any Seller Group Company (whether contractual or otherwise) in respect of the DivestCo Business.

7.	EMPLOYEES AND EMPLOYEE BENEFITS

7.1	Employees And Terms Of Employment

(a)	The Disclosure Documents contain details of the total number of DivestCo Employees of each Seller Group Company and the template employment agreements applicable to each category of DivestCo Employee.

(b)

There are no terms and conditions in any contract with any DivestCo Employee, and no written commitment has been made to any DivestCo Employee, pursuant to which such person will be entitled to receive any payment or benefit as a direct consequence of Completion.

(c)	All contracts of employment between each Seller Group Company and its DivestCo Employees are terminable at any time on not more than 6 months’ notice.

7.2	Key Employees

(a)	The Disclosure Documents contain the individual employment agreements, confidentiality agreements and any agreement containing post-termination restrictions of each Key Employee.

(b)	No Key Employee has given or received notice to terminate his or her employment.

7.3	Works Councils And Employee Representative Bodies

The Disclosure Documents contain details of all works councils, trade unions and other employee representative bodies representing some or all of the DivestCo Employees and all collective bargaining agreements between a Seller Group Company and an employee representative body (other than national, industry or sector level collective bargaining agreements) that are applicable to the DivestCo Employees.

7.4	Industrial Disputes

No Seller Group Company is involved in any strike or industrial dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing the DivestCo Employees.

7.5	Bonus And Incentive Arrangements

(a)

The Disclosure Documents contain material details of any share incentive, share option, profit sharing, phantom incentive arrangement, employee share purchase plans, long-term incentive compensation arrangements, bonus, employee benefit trust or other incentive arrangements in which the DivestCo Employees participate (the “Bonus Plans”).

(b)	The Disclosure Documents contain anonymised details by grade and by jurisdiction of all outstanding awards held by DivestCo Employees under the ELTIP.

(c)

So far as the Seller is aware, the Bonus Plans have been operated in material compliance with all applicable local laws, rules, regulations, codes of practice or other requirements of regulatory authorities, as amended from time to time, in the jurisdictions in which the Bonus Plans are operated.

(d)

So far as the Seller is aware, each Seller Group Company has complied in all material respects with all obligations for the filing of returns and notices with any governmental or tax authority in connection with the acquisition or holding of awards under the ELTIP by DivestCo Employees.

7.6	Immigration

So far as the Seller is aware, every DivestCo Employee or worker who requires permission to work for the Seller has current and appropriate permission to work in the jurisdiction where their role is performed.

7.7	Compliance

Since 1 January 2017, each Seller Group Company has in relation to each DivestCo Employee complied in all material respects with all obligations owed to and in respect of DivestCo Employees, including under legislation, regulations, codes of conduct, codes of practice, collective agreements, terms and conditions of employment, and have not incurred any material liability to any DivestCo Employee in respect of any accident or injury. No Seller Group Company has received written notice (i) alleging any liability that would be material when aggregated, with respect to misclassification of any individual as an independent contractor, consultant or equivalent rather than as an employee or worker or any individual being classified as a worker rather than as an employee, or (ii) of any actual, pending or threatened employee, independent contractor or worker misclassification claims that would be material when aggregated.

7.8	Pension Schemes

In this paragraph 7.8, Relevant Pension, Specified DivestCo Defined Benefit Plan, Specified RemainCo Defined Benefit Plan, RemainCo Defined Benefit Plan and DivestCo Defined Benefit Plan have the meanings given to each term in Separation Agreement.

(a)	Exhibit A to schedule 10 of the Separation Agreement contains a true, accurate and complete list of each Specified DivestCo Defined Benefit Plan and each Specified RemainCo Defined Benefit Plan.

(b)	The Disclosure Documents contain copies of:

(i)	the material governing documentation or a summary of each Relevant Pension in which a DivestCo Employee participates; and

(ii)	the most recent actuarial or financial valuation reports of each DivestCo Defined Benefit Plan and each Specified RemainCo Defined Benefit Plan.

(c)

Each Relevant Pension has been registered with the appropriate tax authority where applicable, and operated and administered in accordance with its governing documentation in all material respects, and with the requirements of applicable law in all material respects.

(d)

All material contributions, premiums and payments required to have been made under or in connection with the terms of any Relevant Pension or under applicable law have been made within the time periods prescribed by the terms of such plan and applicable law and no such costs are outstanding.

(e)	The closing or restructuring (including to new hires as of 1 October 2016) of all Relevant Pensions in Germany has been made in accordance with applicable law and the plan governing documentation.

(f)	Coty Netherlands B.V. does not fall under the scope of any compulsory industry-wide pension funds in the Netherlands and has not received notification of any such pension fund prior to Completion.

(g)

There are (i) no material current claims (other than routine claims for benefits) or proceedings, nor investigations by any governmental authority involving any Relevant Pension and (ii) so far as the Seller is aware, no such pending or threatened claims, proceedings or investigations against any Relevant Pension.

(h)	So far as the Seller is aware, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will:

(i)

accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits under a DivestCo Defined Benefit Plan or Specified RemainCo Defined Benefit Plan, or increase the amount payable or trigger any other obligation under any DivestCo Defined Benefit Plan or Specified RemainCo Defined Benefit Plan, which in either case would be material;

(ii)

limit or restrict the right of the DivestCo Transferred Entities or, after Completion, any member of the DivestCo Group, to merge, amend orterminate any DivestCo Defined Benefit Plan or Specified RemainCo Defined Benefit Plan.

(i)

No DivestCo Employee employed in the United Kingdom has a right (whether in circumstances of redundancy or otherwise) to elect to take an immediate early retirement pension. Since 1 January 2017, no Relevant Group Entity has consented to early retirement pensions where the payment of an early retirement pension is subject to employer consent.

8.	INTELLECTUAL PROPERTY RIGHTS

8.1	The Disclosure Documents list details as of the date indicated on such Disclosure Documents, of all applications and registrations included in the Owned Business IPR.

8.2	All:

(a)	The material Business IPR is either solely legally and beneficially owned by a Seller Group Company, or used by a Seller Group Company under valid licence from the applicable third party owner;

(b)	Owned Business IPR is not being infringed, misappropriated or otherwise violated in any material respect by any third party, so far as the Seller is aware;

(c)	Owned Business IPR is not subject to any Encumbrance other than a Permitted Encumbrance that is material to the DivestCo Business; and

(d)

renewal fees which are due and steps which are required, in each case as of the date of this Agreement, for the maintenance and protection of all material Owned Business IPR that is registered have been paid and taken; except for such fees and steps in connection with Owned Business IPR that the Seller’s Group does not, acting reasonably, deem material and therefore have, as part of ordinary course prosecution and maintenance, abandoned, disposed of or otherwise permitted to lapse.

8.3

True and accurate copies of all material license agreements pursuant to which a Seller Group Company has been granted rights with respect to Licensed Business IPR have been included in the Disclosure Documents.

8.4	No Seller Group Company has in the past two (2) years received written notice or a written claim, and in each case, no person is:

(a)	asserting in litigation or other proceeding, that the conduct of the DivestCo Business infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third party; or

(b)

challenging the ownership, use, validity, enforceability, patentability or registrability of any material Owned Business IPR (other than routine office actions or other determinations in the ordinary course of prosecution before a governmental authority).

8.5

The conduct of the DivestCo Business as currently conducted does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of any third party in any material respect, nor has it done so since 1 January 2017.

8.6

Subject to consummation of the Transaction in accordance with the terms of the Transaction Documents, a member of the DivestCo Group will from Completion own, or have valid authority to use, all the Intellectual Property Rights it requires to carry on its business following Completion as such business has been carried on during the two (2) years prior to the date of this Agreement.

9.	INFORMATION TECHNOLOGY, DATA PROTECTION AND CYBERSECURITY

9.1

All Material IT Systems are either (i) legally and beneficially owned by the Seller’s Group free from any Encumbrance or (ii) supplied by third party suppliers on arm’s length commercial terms and, so far as the Seller is aware, there are no circumstances in which the ownership, benefit or right to use the Material IT Systems may be materially and adversely affected by virtue of the entering into this Agreement or completion of the Transaction.

9.2	The Material IT Systems:

(a)	function and perform materially in accordance with all applicable specifications;

(b)	have not materially failed to function or caused any material disruption or interruption to the DivestCo Business during the last three years;

(c)	have sufficient capacity and materially satisfy the current requirements of the DivestCo Business as currently conducted;

(d)	so far as the Seller is aware, include sufficient user information to enable reasonably skilled personnel in the field to use and operate them in the ordinary course of business;

(e)	so far as the Seller is aware, contain no open-source software;

(f)

have up to date security patches and security and back-up systems to preserve the availability, security and integrity of the Material IT Systems and the data processed and stored on the Material IT Systems consistent with industry practice; and

(g)	have been maintained and currently have the benefit of appropriate development maintenance and support agreements.

9.3

The Seller Group Companies have taken reasonable steps to ensure that the Material IT Systems used by the Seller Group Company in the carrying on of the DivestCo Business is free from any virus or other malware. So far as the Seller is aware:

(a)	the Material IT Systems have not been accessed by any unauthorised person and no virus or malware has come into contact with the Material IT Systems; and

(b)	no material, unauthorised access, amendment or damage to data stored on the Material IT Systems has taken place during the last three (3) years.

9.4

In respect of the DivestCo Business, the Seller Group Companies have possession or control of the source code of all software in the Material IT Systems (including any customisation or configuration thereof) or have the right to gain access to that source code under the terms of source code deposit agreements with the owners of the rights in the relevant software and reputable escrow agents.

9.5

In respect of the DivestCo Business, all records, data and information of the Seller Group Companies are recorded, stored, maintained or operated or otherwise held by the Seller Group Companies and the use of or access to such records and systems is not wholly or partly dependent on any facilities which are not under the exclusive ownership or control of the Seller Group Companies.

9.6

All the domain names owned by the Seller Group Companies and exclusively or predominantly used, held for use, or required to be used, in or in connection with the DivestCo Business as presently carried on or as carried on in the two (2) years prior to the date of this Agreement are Disclosed (the “Domain Names”). The Seller Group Companies are the sole owner of the Domain Names, together with the website(s) which may be accessed at the Domain Names.

9.7	The Seller’s Group has in place procedures consistent with industry practice, and so far as the Seller is aware has followed those procedures in all material respects:

(a)

to take and store back-up copies of the software and data in the Material IT Systems, including all electronically stored information used by the Seller Group Companies in connection with the DivestCo Business; and

(b)	to minimise unauthorised access to and the introduction of viruses and other contaminants into the Material IT Systems.

9.8

The Seller’s Group is in material compliance and has complied in all material respects with all applicable Data Protection Laws relating to the processing of the DivestCo Business’ personal data, including by:

(a)	maintaining complete, accurate and up-to-date records of its personal data processing activities as required by the Data Protection Laws;

(b)

procured valid consents where required under Data Protection Laws, including in respect of the use of electronic communications for direct marketing purposes appointed a data protection officer (“DPO”) if required to do so under the Data Protection Laws or, if the Seller’s Group is not required to appoint a DPO, has named individual person(s) responsible for data protection compliance; and

(c)	introducing measures to undertake due diligence on third-party suppliers.

9.9	The Seller’s Group has:

(a)

introduced appropriate data protection policies and procedures concerning the collection, use, storage, retention and security of personal data, and has implemented regular staff training and carries out penetration testing and cyber audits;

(b)	issued privacy notices to data subjects that comply with applicable requirements of the Data Protection Laws; and

(c)

implemented appropriate technical and organisational measures to keep processed personal data strictly confidential and to protect personal data against accidental or unlawful destruction or accidental loss, alteration, unauthorised disclosure or access.

9.10

The Seller’s Group carries out tests and vulnerability assessments of its Material IT Systems and business environment that are designed to identify material cybersecurity threats to any such assets and systems consistent with good industry practice. All material cybersecurity and business continuity incidents during the two (2) years prior to the date hereof have been recorded, including information pertaining to the root cause analysis and follow up actions taken.

9.11	The Seller’s Group has not, during the two (2) years prior to the date hereof:

(a)	suffered any past material personal data breach or cybersecurity incident;

(b)	received any written notice, request or other communication from any supervisory authority relating to a breach or alleged breach of their obligations under Data Protection Laws; or

(c)

received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under Data Protection Laws or alleging any breach of Data Protection Laws, and so far as the Seller is aware there is no fact or circumstance that may lead to any such written notice, request, claim or complaint.

9.12

No requests to the DivestCo Business made by data subjects in respect of their rights under applicable Data Protection Laws, including access to personal data or applications for rectification or erasure of personal data, have been made that remain unsatisfied at the date of this Agreement.

10.	ENVIRONMENTAL MATTERS

For the purposes of this paragraph 11, the following terms shall have the following meanings:

“Environmental Permits” means all licences, permits, notifications or registrations made or issued under, or required by, Environmental Law for the lawful carrying on of the business of the DivestCo Business or the lawful use or occupation of the Properties;

“Hazardous Matter” means any substance, material, liquid, solid, gas or other matter of any nature, that is capable of causing harm or damage to, or other interference with, the environment or is regulated under Environmental Law;

10.1

The Disclosure Documents include (a) all environmental reports and documents relating to the DivestCo Business where such reports and documents were required to be produced in relevant jurisdictions since 1 January 2017; and (b) all other such material environmental reports and documents that are in the possession of the Seller’s Group which have been produced in the five (5) years preceding the date of this Agreement.

10.2

No Relevant Group Entity is responsible (wholly or in part) for any clean up or other corrective action which has been assessed or ordered by any Environmental Authority in relation to any Property or, so far as the Seller is aware, former property of the DivestCo Business or is subject to any investigation or inquiry by an Environmental Authority in relation to the same and, so far as the Seller is aware, in relation to the Relevant Group Entities, Property or former property of the DivestCo Business, there are no past or present events, conditions, circumstances, activities, practices or incidents which have given rise to or are likely to give rise to any material liability under Environmental Laws or Environmental Permits.

10.3

So far as the Seller is aware, no Relevant Group Entity has spilled, deposited, disposed of, discharged or emitted any Hazardous Matter at, in, on, under or from any Properties or former property of the DivestCo Business in material breach of any Environmental Laws or Environmental Permits.

10.4

So far as the Seller is aware, no Relevant Group Entity has caused any Hazardous Matter to be generated, used, treated, kept, disposed of, managed, accumulated on or transported in material breach of any Environmental Laws or Environmental Permits.

11.	COMPLIANCE WITH LAWS

11.1

Since 1 January 2017, the Seller’s Group has conducted the DivestCo Business in all material respects in accordance with all applicable laws and regulations and the Seller’s Group has received no written notice of any investigation, enquiry, order, decree or judgment of any court or governmental agency that is currently outstanding against the Seller’s Group with respect to the DivestCo Business.

11.2

Each Seller Group Company is in possession of all material licences, registrations, consents, permits and authorisations required for it to carry on the DivestCo Business in the places and manner in which the DivestCo Business is now carried out and all such material licenses, registrations, consents, permits and authorisations are valid and subsisting.

11.3	So far as the Seller is aware, since 1 January 2017 all products manufactured by or on behalf of the DivestCo Business have been:

(a)

registered, authorised, certified, permitted and/or approved (as the case may be) (“Product Registrations”) in accordance in all material respects with the applicable laws and regulations of the jurisdictions in which such products are manufactured, marketed and/or supplied; and

(b)	manufactured, marketed and supplied in compliance in all material respects with the specifications, conditions and standards of their corresponding Product Registrations.

11.4

So far as the Seller is aware, there has been no adverse event or other incidents in relation to any DivestCo Business product that has or might reasonably give rise to a suspension or withdrawal of any Product Registration or the recall or withdrawal of any such product from the market.

11.5

So far as the Seller is aware, no Seller Group Company has manufactured or supplied any DivestCo Business product in respect of which any material product liability claim has been made since 1 January 2017 as a result of its failure to comply to a material extent with any warranty or representation expressly or impliedly made in relation to it or any applicable law affecting it.

11.6

Each Seller Group Company in respect of the DivestCo Business has policies and procedures in place consistent with industry practice to prevent modern slavery or the use of child labour in the organisations and supply chain of the DivestCo Business and takes appropriate measures to ensure compliance with such policies.

11.7

The DivestCo Business currently carried on by LLC Capella does not require the Russian Strategic Licence (as such term is defined in the Separation Agreement) in order to carry on business in the ordinary course.

12.	ANTI-CORRUPTION, SANCTIONS AND COMPLIANCE

12.1

No Relevant Group Entity has engaged in any activity, practice or conduct since 1 January 2017 which would constitute an offence under the Bribery Act 2010, the Foreign Corrupt Practices Act of 1977 (as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended or supplemented from time to time), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997 (“Anti-Corruption Laws”) or similar applicable legislation in the jurisdictions in which the DivestCo Business operates, in each case which would be materially adverse to the DivestCo Business. Without limiting the generality of the foregoing, with respect to the DivestCo Business, no Relevant Group Entity nor any director, officer, or so far as the Seller is aware, employee, agent, or other person acting on behalf or for the benefit of any Relevant Group Entity has offered, promised, provided, or authorised since 1 January 2017 the provision of any money or other thing of value, directly or indirectly, to any person to materially and improperly influence official action or secure an improper advantage in connection with the DivestCo Business.

12.2

No Relevant Group Entity has engaged in any activity, practice or conduct since 1 January 2017 which would constitute a breach of economic or financial sanctions, trade embargoes or export controls imposed, administered or enforced from time to time by a government agency (“International Trade Laws”), which would be materially adverse to the DivestCo Business. Without limiting the generality of the foregoing, with respect to the DivestCo Business, no Relevant Group Entity nor any director, officer, employee, agent, or other person acting on behalf or for the benefit of any Relevant Group Entity has engaged, nor is now engaged, in any dealings or transactions (directly or knowingly indirectly) with or for the benefit of any Sanctioned Person.

12.3

As far as the Seller is aware, no Relevant Group Entity has engaged in any activity, practice or conduct since 1 January 2017 which would constitute being a party to (or being concerned in) any arrangement or concerted practice of an anti-competitive nature, an abuse of a dominant position, or otherwise an infringement of antitrust or competition laws in any jurisdiction (“Antitrust Laws”) which would be adverse to the DivestCo Business.

12.4

As far as the Seller is aware, no Relevant Group Entity has engaged in any activity, practice or conduct since 1 January 2017 which would constitute an offence under applicable Anti-Money Laundering Laws, which would be materially adverse to the DivestCo Business.

12.5

As far as the Seller is aware, no Relevant Group Entity is or has since 1 January 2017 been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence under Anti-Corruption Laws, International Trade Laws, Antitrust Laws or Anti-Money Laundering Laws with respect to the DivestCo Business, and no Relevant Group Entity has received any written notification that any such investigation, inquiry or proceedings are or have been threatened or are pending with respect to the DivestCo Business.

12.6

It is the policy of the Purchaser not to conduct business in or with North Korea, Sudan, Syria, Crimea, Cuba, or Iran (each a “Restricted Country”), in view of the significant corruption, financial crime, terrorist financing, political, and business risks these jurisdictions present. With respect to the DivestCo Business, since 1 January 2017, no Relevant Group Entity nor any director, officer, employee, agent, or other person acting on behalf or for the benefit of any Relevant Group Entity has engaged in, nor is now engaged in, any dealings or transactions with any person located, organized, or ordinarily resident in any Restricted Country, in each case directly or knowingly indirectly, including through agents or other persons acting on its behalf.

12.7

Each Relevant Group Entity maintains adequate written procedures and internal accounting controls which are designed to ensure compliance by the DivestCo Business and its respective directors, officers and employees with all Anti-Corruption Laws, International Trade Laws, Antitrust Laws and Anti-Money Laundering Laws.

13.	LITIGATION

13.1

No Seller Group Company is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration (other than as claimant in the collection of debts arising in the ordinary and usual course of its business) which is material to the DivestCo Business, which for these purposes shall mean (a) any single claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration with a value (including potential costs) exceeding US$ 1,500,000 or (b) so far as the Seller is aware, multiple claims in respect of the same facts and circumstances which together have an aggregate value exceeding US$ 1,500,000.

13.2

No claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration is pending or threatened by or against any Seller Group Company which is material to the DivestCo Business, which for these purposes shall mean any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration with a value (including potential costs) exceeding US$ 1,500,000.

13.3

There are no investigations, disciplinary proceedings or other circumstances reasonably likely to lead to any such material claim or legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration.

13.4	The DivestCo Business is not affected by any existing or pending judgments or rulings, orders or decrees of any court or governmental authority or any expert determination or arbitral award.

14.	INSURANCE

14.1	Details of all current insurance policies relating to the material assets and business of the DivestCo Business are contained in the Disclosure Documents (“Insurance Policies”).

14.2	Each Seller Group Company has complied in all material respects with its obligations under each such Insurance Policy.

14.3	All Insurance Policies are in full force and effect, none are void or voidable.

14.4	The Insurance Policies have provided substantially similar insurance coverage continuously in the last five (5) years.

14.5	All premiums due and payable up to the date of this Agreement in respect of such Insurance Policies have been paid.

14.6

No material claims have been made or notified under any Insurance Policy relating to the DivestCo Business in the past twelve (12) months, and no material claim is outstanding except those already notified to the insurance company.

14.7	All claims data provided to the Purchaser relating to the DivestCo Business is accurate and complete as of its respective valuation date.

14.8	With respect to the Insurance Policies, there are no open claims being defended on a reservation of rights basis and there are no open claims with any insolvent carriers.

14.9

So far as the Seller is aware, there are no circumstances, and nothing has been done or omitted to be done by any Relevant Group Entity in respect of the DivestCo Business, which might lead to the insurers avoiding any liability under them or the premiums being increased in any material respect.

15.	TAXATION

15.1

All material Taxation for which any DivestCo Transferred Entity is liable or for which any DivestCo Transferred Entity is or has been liable to account has been duly and punctually paid or accounted for, within the time limits prescribed by relevant legislation.

15.2

Each DivestCo Transferred Entity has, in the Relevant Period and in accordance with applicable reporting standards: (a) accurately completed and filed all material Tax Returns required to be filed by law; and (b) given all material notices and information required to be given by that DivestCo Transferred Entity, for any Tax purpose within the time prescribed by law. No Tax Return is disputed by any Taxation Authority or, so far as the Seller is aware, likely to be disputed by any Taxation Authority.

15.3	No DivestCo Transferred Entity is or has been liable to pay any material fine, surcharge, interest or penalties to a Taxation Authority.

15.4

There is no dispute or disagreement, and there has not at any time within the Relevant Period been any dispute or disagreement, between any DivestCo Transferred Entity and any Taxation Authority and no DivestCo Transferred Entity is subject to any non-routine visit, enquiry or investigation by any Taxation Authority.

15.5	Each DivestCo Transferred Entity has, in accordance with law, duly registered with the relevant Taxation Authorities.

15.6

Each DivestCo Transferred Entity is and has since its incorporation been resident for all Tax purposes only in its jurisdiction of incorporation and neither has nor has had a branch, agency or permanent establishment outside of its jurisdiction of incorporation.

15.7

All documents that may be necessary to establish the title to any asset of any DivestCo Transferred Entity or under which a DivestCo Transferred Entity has any rights to any asset have been duly stamped.

15.8	Neither entering into this Agreement, the Agreement becoming unconditional nor Completion will give rise to:

(a)

any liability to corporation tax for any DivestCo Transferred Entity resident in the UK for Tax purposes under Section 179 of the Taxation of Chargeable Gains Act 1992 of the UK or Section 345 of the Corporation Tax Act 2009 of the UK;

(b)	any withdrawal or clawback of Relief from stamp duty land tax for any DivestCo Transferred Entity under paragraph 3 of Schedule 7 to the Finance Act 2003 of the UK;

(c)	any degrouping or similar charges for any DivestCo Transferred Entity not resident in the UK for Tax purposes under equivalent or similar legislation (if any) to that referenced in (a) above; or

(d)

the withdrawal, clawback or other loss of any intragroup or similar Relief that was made available to a DivestCo Transferred Entity as a result of the DivestCo Transferred Entity ceasing to be a member of the Seller’s group for Tax purposes.

15.9

No claim in writing has ever been made by a Taxation Authority in a jurisdiction where a DivestCo Transferred Entity does not file Tax Returns that such DivestCo Transferred Entity is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

15.10

No DivestCo Transferred Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic or regular extensions of time to file income Tax Returns.

15.11

No DivestCo Transferred Entity (i) has at any time in the Relevant Period been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return, (ii) is a party to or has an obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement except in the ordinary course of business and gross up obligations; or (iii) has any liability for the Taxes of any other Person under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state, local or non-U.S. Law), as a transferee or successor.

15.12	No DivestCo Transferred Entity has been a United States real property holding company within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

15.13	No DivestCo Transferred Entity has participated in nor has any liability or obligation with respect to any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4.

15.14

None of the material Intellectual Property Rights owned by any of the DivestCo Transferred Entities is subject to the anti-churning rules under Code Section 197(f)(9) and the U.S. Treasury Regulations thereunder.

15.15

In respect of all payments made by Coty Beauty Spain, S.L.U. which were paid without deduction or withholding for, or on account of, Taxes pursuant to any double tax treaty, Coty Beauty Spain, S.L.U. has obtained and kept all residence certificates and other evidence required under that double tax treaty to enable it to make such payments without the deduction or withholding of any Taxes.

16.	GENERAL

As far as the Seller is aware, the Data Room has been prepared in good faith, taking into account those matters that the Seller reasonably considers would be material to a reasonable buyer of the DivestCo Business, and does not omit any matter that would be material to a reasonable buyer of the DivestCo Business.

SCHEDULE 6

TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule, unless the context requires otherwise, the following additional definitions shall apply:

“Accounting Period” means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

“Assessments” means:

(a)

any assessment, notice, letter, determination, demand, action, suit, proceeding, investigation, adjustment, audit or other document issued or action taken by or on behalf of any Taxation Authority or other person (whether issued or taken before, on or after Completion and whether satisfied or not at the Completion Date); and

(b)	any return, amended return, self-assessment, amended self-assessment, computation, accounts or any other document required or relevant for the purposes of Taxation (in any jurisdiction),

in any case from which it appears that a Tax Liability has been, or may be, imposed on a DivestCo Group Company or that an increased or further payment to a Taxation Authority or other person is or may be required to be made;

“Event” means any event, transaction (including the execution of this Agreement and Completion), action, step, arrangement, circumstance or omission and includes further (without limitation) becoming, being or ceasing to be a member of a group of companies (however defined) for the purposes of any Tax;

“Final Allocation” has the meaning given to it in paragraph 10.3 of this Schedule 6 (Tax Covenant);

“Macro Allocation” has the meaning given to it in paragraph 10.3 of this Schedule 6 (Tax Covenant);

“Micro Allocation” has the meaning given to it in paragraph 10.3 of this Schedule 6 (Tax Covenant);

“Pre-Completion Accounting Period” means any Accounting Period ending on or before the Completion Date, and, with respect to any Straddle Accounting Period, the portion of the Accounting Period on and including the Completion Date;

“Primary Person” has the meaning given to it in paragraph 3.1 of this Schedule 6 (Tax Covenant);

“Proposed Allocation” has the meaning given to it in paragraph 10.3 of this Schedule 6 (Tax Covenant);

“Purchaser’s Relief” means any Relief of a DivestCo Group Company to the extent that the same arises as a consequence of or by reference to an Event occurring, or income, profits or gains earned, received or accrued, after Completion;

“Separation” has the meaning given to it in the Separation Agreement;

“Straddle Accounting Period” means any Accounting Period that includes (but does not end on) the Completion Date;

“Tax Liability” means any liability of any DivestCo Group Company (including any increase in any liability of a DivestCo Group Company) to make or suffer an actual payment of or in respect of Tax (including payments of, or in respect of, Tax for which a DivestCo Group Company: (a) is not primarily liable; or (b) has indemnified another person) with the amount of the Tax Liability being the amount of the actual payment;

“Tax Purchase Price” has the meaning given to it in paragraph 10.3 of this Schedule 6 (Tax Covenant);

“Transfer Pricing Adjustment” means the computation of profits or losses for Tax purposes in relation to a transaction or series of transactions on a basis which substitutes arm’s length terms for the actual terms agreed; and

“Use” means in relation to any Relief, the use or set-off of such Relief.

1.2	In this Schedule:

(a)

references to “income, profits or gains” earned, accrued or received on or before a particular date or in respect of a particular Accounting Period or part of an Accounting Period includes income, profits or gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that Accounting Period or that part of an Accounting Period;

(b)

references to an “Event” occurring on or before a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring on or before such date, and references to an “Event” occurring after a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring after such date; and

(c)

other than when calculating the rate of corporation tax, the Straddle Accounting Period of a DivestCo Group Company shall be deemed to end at that time so that any Event occurring on the same day as, but after the time of, Completion shall be regarded as occurring in another Accounting Period.

2.	COVENANT

Subject to paragraph 5 of this Schedule 6 (Tax Covenant), the Seller covenants to pay to the Purchaser (so far as possible by way of an adjustment to the consideration for the Sale Securities) an amount equal to:

2.1	any Tax Liability arising:

(a)	in connection with or as a consequence of an Event which occurred on or before Completion; or

(b)	in respect of or with reference to any income, profits or gains which were earned, accrued or received on or before Completion;

2.2	(without prejudice to the generality of paragraph 2.1 above) any Tax Liability arising:

(a)

in connection with, by reference to, or as a consequence of, any Event related to the Separation (including for the avoidance of doubt, each DivestCo Share Transfer and Carve-Out and the execution and delivery of each Local Implementation Agreement (each as defined in the Separation Agreement));

(b)

as a consequence of the non-availability, restriction or denial of any Relief in respect of any payment of management charges or interest paid by Galeria Productora de Cosmeticos S. de R.L. de C.V. and/or HFC Prestige International S. de R.L. de C.V. on or before Completion to any Seller Group Company;

(c)

as a consequence of the failure to deduct or withhold any Taxation in respect of any payments made by Galeria Productora de Cosmeticos S. de R.L. de C.V. on or before Completion to any Seller Group Company;

(d)

in connection with, or as a consequence of, (i) a Seller Group Company failing to recompense HFC Prestige Service Germany GmbH and/or HFC Prestige Manufacturing Germany GmbH in relation to the amortisation or impairment of goodwill created, or (ii) the non-availability, restriction or denial of any Relief in respect of any amortisation or impairment of goodwill recognised by HFC Prestige Service Germany GmbH and/or HFC Prestige Manufacturing Germany GmbH, in each case, with respect to their acquisition of any business from the Proctor & Gamble Company pursuant to the Transaction Agreement dated 8 July 2015;

(e)

as a consequence of any Transfer Pricing Adjustment in relation to any arrangement in place in respect of any Pre-Completion Accounting Period pursuant to which a DivestCo Group Company acts as a limited risk distributor with respect to products sold by HFC Prestige International Operations Switzerland Sàrl either as principal or agent;

(f)	as a consequence of sales and use tax audits relating to Coty US LLC in respect of the period from 1 January 2007 to 31 December 2018 by the New York State, Department of Tax; and

(g)

as a consequence of the non-availability, restriction or denial of any Relief to HFC Prestige Service Germany GmbH and/or HFC Prestige Manufacturing Germany GmbH for any period prior to Completion in respect of any depreciation attributable to the closure of the Hünfeld production site.

3.	SECONDARY LIABILITIES

The Seller covenants to pay to the Purchaser (so far as possible by way of an adjustment to the consideration for the Sale Securities) an amount equal to:

3.1	any Tax Liability which is primarily the liability of another person that is not a DivestCo Group Company (the “Primary Person”) for which a DivestCo Group Company is liable in consequence of:

(a)	the Primary Person failing to discharge such Tax Liability; and

(b)	the relevant DivestCo Group Company at any time before Completion:

(i)	being a member of the same group of companies as the Primary Person; or

(ii)	having control of, being controlled by, or being otherwise connected or associated with, the Primary Person or being controlled by the same person as the Primary Person for any Tax purpose;

3.2

any Tax Liability related to the Brazil Business in respect of any period before Completion which is primarily the liability of a Primary Person, for which a DivestCo Group Company is liable pursuant to article 133 II of the Brazilian Tax Code or similar local law or regulation; and

3.3

any Tax Liability of any member of an affiliated, consolidated, combined or unitary group of which a DivestCo Group Company is or was a member on or prior to the Completion Date pursuant to U.S. Treasury Regulation Section 1.1502-6 or any analogous or similar U.S. state or local law or regulation.

4.	COSTS

The Seller covenants to pay to the Purchaser (so far as possible by way of an adjustment to the consideration for the Sale Securities) an amount equal to any reasonable costs and expenses suffered or incurred by the Purchaser and/or a DivestCo Group Company in connection with any Tax Liability as is mentioned in paragraph 2 or 3 above (or claim for such Tax Liability).

5.	EXCLUSIONS AND LIMITATIONS

5.1	The covenants in paragraphs 2, 3 and 4 of this Schedule 6 (Tax Covenant) do not apply (and there shall be no Tax Warranty Claim in respect of a Tax Liability) if and to the extent that:

(a)	the Tax Liability was paid or discharged before Completion and such payment or discharge has been reflected in the Completion Accounts;

(b)

the Tax Liability would not have arisen but for a failure on the part of any DivestCo Group Company after Completion to make an election or claim a Relief the making or claiming of which was properly taken into account in computing a provision for Tax in the Completion Accounts and which election or claim was notified in writing to the Purchaser on or prior to Completion with adequate details including the name of the relevant DivestCo Group Company;

(c)	a Relief (other than a Purchaser’s Relief) is or has been made available by the Seller’s Group for Use against the Tax Liability at no cost to the relevant DivestCo Group Company;

(d)

a member of the Seller’s Group has satisfied the Tax Liability by reason of being liable for such Tax under statute but only where such member of the Seller’s Group has no right to recover any corresponding amount from the DivestCo Group as a consequence of having satisfied such Tax Liability; or

(e)

a Relief is or has been made available to a member of the DivestCo Group as a consequence of a Transfer Pricing Adjustment or other corresponding adjustment to the computation of income, profits or gains or loss to which the Tax Liability relates and such Relief has actually been utilised by the DivestCo Group in reducing a Tax Liability in respect of which the Seller would not have been liable to make payment under paragraph 2.

5.2

The limitations set out in Clause 13.1 (Maximum Liability), 13.2 (Time Limitations), 13.6 (Other Compensation), 13.8 (Provisions), 13.9(d) (change in accounting treatment etc.), 13.10 (Change in Law) and 13.11 (No Double Recovery) shall apply to limit the Seller’s liability under the covenants in paragraphs 2, 3 and 4 of this Schedule as set out therein.

6.	COUNTER COVENANT

6.1	The Purchaser covenants to pay to the Seller an amount equal to:

(a)

any liability of any Seller Group Company to make or suffer an actual payment of, in respect of or on account of, Tax, which is primarily the liability of a DivestCo Group Company for a period after Completion but for which the Seller Group Company is liable in consequence of the DivestCo Group Company failing to discharge such liability after Completion, except any liability in respect of which the Purchaser would have been able to make a claim against the Seller under paragraph 2; and;

(b)

any liability of any Seller Group Company to make or suffer an actual payment of, in respect of or on account of Tax, which is primarily the liability of a DivestCo Group Company for a period on or before Completion but for which the Seller Group Company is liable in consequence of the DivestCo Group Company failing to discharge such liability and:

(i)	provision, reserve or allowance for such liability of that DivestCo Group Company was made in the Completion Accounts; or

(ii)	if and to the extent that the Purchaser or the Company actually recovers an amount in respect of such liability under the Warranty Insurance Policy; and

(c)	any reasonable costs and expenses suffered or incurred by the Seller or a Seller Group Company in connection with the liability mentioned in paragraph 6.1(a) and (b).

7.	DUE DATE OF PAYMENTS

7.1

Where the Seller is liable to make any payment under paragraph 2, 3 or 4, the due date for the making of that payment shall be the later of the date falling seven (7) days after the Purchaser has served a notice on the Seller demanding that payment and:

(a)

insofar as the claim arises under paragraph 2 and 3, the date falling ten (10) Business Days before the last day on which a payment of, in respect of or on account of Tax may be made by the relevant DivestCo Group Company without incurring any liability to interest, a fine, surcharge and/or penalty arising in respect thereof; and

(b)	insofar as the claim arises pursuant to paragraph 4, ten (10) Business Days before the day on which the costs and expenses fall due for payment.

7.2

Where the Purchaser is liable to make any payment under paragraph 6.1, the due date for the making of that payment shall be the later of the date falling seven (7) days after the Seller has served a notice on the Purchaser demanding that payment and:

(a)

insofar as the claim arises under paragraph 6.1(a) or (b), the date falling ten (10) Business Days before the last day on which a payment of, in respect of or on account of Tax may be made by the relevant Seller Group Company without incurring any liability to interest, a fine, surcharge and/or penalty arising in respect thereof; and

(b)	insofar as the claim arises pursuant to paragraph 6.1(c), ten (10) Business Days before the day on which the costs and expenses fall due for payment.

7.3

The limitations set out in Clause 13.1 (Maximum Liability), 13.2 (Time Limitations), 13.6 (Other Compensation), 13.9(d) (change in accounting treatment etc.) ,13.10 (Change in Law) and 13.11 (No Double Recovery) shall apply to limit the Purchaser’s liability under the covenant in paragraph 6 of this Schedule as set out therein.

8.	NOTICE OF ASSESSMENTS

8.1

If the Purchaser or a DivestCo Group Company becomes aware of an Assessment which may result in the Purchaser making a claim against the Seller under this Schedule (other than under paragraph 2.1 above), the Purchaser shall as soon as reasonably practicable and in any event within ten (10) Business Days give written details of the relevant matters to the Seller (such notice to specify in reasonable detail the basis of such Assessment and shall include a copy of any related correspondence received from and sent to the Taxation Authority) and the Purchaser shall keep the Seller informed of all material matters pertaining to the Assessment, including providing the Seller with copies of all material relevant information, correspondence or other written records to the extent that it relates to the Assessment.

8.2

If the Seller becomes aware of any fact or circumstance which may result in the Seller making a claim against the Purchaser under this Schedule, the Seller shall as soon as reasonably practicable and in any event within ten (10) Business Days give written details of the relevant matters to the Purchaser (such notice to specify in reasonable detail the basis of such claim and shall include a copy of any related correspondence received from and sent to the Taxation Authority) and the Seller shall keep the Purchaser informed of all material matters pertaining to the relevant fact or circumstance, including providing the Purchaser with copies of all material relevant information, correspondence and other written records to the extent relevant.

8.3	The Parties agree that the conduct of any such Assessment shall be taken or carried out in accordance with the provisions of Clause 9.1 of the Shareholders’ Agreement.

9.	GROUP ARRANGEMENTS

9.1

The Seller shall remove, or procure that the relevant member of the Seller’s Group shall remove, the DivestCo Group Companies from all group arrangements of the Seller’s Group for Tax purposes with effect from Completion.

10.	UNITED STATES TAX

10.1	Without the written consent of the Seller (which consent shall not be unreasonably withheld, conditioned, or delayed), neither the Purchaser nor any Affiliate of the Purchaser shall:

(a)

make or cause to be made an election under Section 336(e) or Section 338(g) of the Code with respect to any DivestCo Group Company in connection with the transactions contemplated by this Agreement; or

(b)	make any entity classification election for U.S. federal or state tax purposes for any DivestCo Group Company that would be effective on or before the Completion Date.

10.2

Unless otherwise required by a final determination of a Taxation Authority, the Parties agree to treat the purchase of the Sale Securities, the repayment of the Separation Loan Notes (other than the US Loan Notes and the Rollover Loan Notes), and the contribution of the Rollover Loan Notes to JVCo contemplated by this Agreement as a purchase and sale of an undivided interest in 60% of each asset of UK DivestCo, followed by a contribution of the assets by each of Purchaser and Seller, which thereby becomes a new partnership for U.S. federal income tax purposes, as described in Rev. Rul. 99-5, 1991-1 C.B. 434 (Situation 1) for U.S. federal income tax purposes, and agree to file all Tax Returns in a manner consistent with the foregoing, and not take any position, whether in any Tax Return, audit, examination, adjustment or action with respect to a Tax, that is inconsistent with such treatment.

10.3

The Parties agree to allocate an amount equal to the value of 60% of the securities in the JVCo and any other amounts treated as consideration for U.S. federal income tax purposes (together, the “Tax Purchase Price”) among the DivestCo Group Companies in accordance with the methodology set forth in Schedule 9 (the “Macro Allocation”). The portion of the Tax Purchase Price allocated to each DivestCo Group Company under the Macro Allocation shall be further allocated among the assets of each DivestCo Group Company in accordance with the methodology set forth in Schedule 10 (the “Micro Allocation”). All allocations under this Agreement shall be made consistent with the Macro Allocation and the Micro Allocation and in accordance with the requirements of Section 1060 of the Code and the U.S. Treasury Regulations thereunder, except to the extent required by applicable law. No later than ninety (90) days following the determination of the Final Principal Amount in accordance with Clause 3.1, the Seller shall prepare and deliver to the Purchaser its determination of the Macro Allocation and Micro Allocation (the “Proposed Allocation”). The Purchaser shall, within thirty (30) days following its receipt of the Proposed Allocation, provide any comments regarding the Proposed Allocation to the Seller. In the event that the Seller objects to any of the comments provided by the Purchaser, the Parties will negotiate in good faith to mutually agree on the allocation, which agreed allocation will be the “Final Allocation”. The Parties shall in all events be bound by the Final Allocation and no Party shall take any contrary or inconsistent position, whether in a Tax Return or otherwise, unless required pursuant to a final determination of a Tax Authority. The Parties shall update the Final Allocation from time to time to reflect any further adjustments to the Final Principal Amount in a manner consistent with the manner in which such allocation was prepared.

10.4	On or prior to the Completion date, the Company shall have delivered to Buyer a certification and notice in compliance with U.S. Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h).

10.5

To the extent permitted by law, the Seller shall include (and/or will cause one or more of its Affiliates to include) with its U.S. federal income Tax Return for the year in which Completion occurs an election pursuant to U.S. Treasury Regulations Section 1.245A-5T(e)(3)(i)(A) or any successor law to close the Tax year of any DivestCo Group Company that is a controlled foreign corporation within the meaning of Section 957(a) of the Code prior to the Completion Date, and, if applicable, the Purchaser shall enter into (and/or, as appropriate under U.S. Treasury

Regulations Section 1.245A-5T(e)(3)(i)(C), will cause one or more of its Affiliates to enter into) with the Seller, no later than 30 days prior to the due date for any such Tax Return, a written, binding agreement providing for such an election in accordance with U.S. Treasury Regulations Section 1.245A-5T(e)(3)(i)(C)(1).

11.	MISCELLANEOUS

11.1

Subject to clause 9.1(e)(iv) of the Shareholders’ Agreement, the terms of which shall prevail in the event of conflict with this paragraph 11.1, the Purchaser and the Seller shall cooperate with respect to the preparation and filing of all Tax Returns with respect to any Tax of the DivestCo Group Companies for Pre-Completion Accounting Periods and Straddle Accounting Periods.

11.2

Except as otherwise provided in this Agreement, the Purchaser agrees that it shall, and it shall cause each applicable DivestCo Group Company to preserve and keep the Books and Records (including all Tax and accounting records) of such DivestCo Group Company relating to Pre-Completion Account Periods for a period of seven (7) years from Completion, or for any longer periods as may be required by any Taxation Authority or ongoing litigation.

SCHEDULE 7

REGULATORY AUTHORITIES

1.	United States

2.	Brazil

3.	Japan

4.	Mexico

5.	Russia

6.	Serbia

7.	South Africa

8.	Turkey

9.	Ukraine

SCHEDULE 8

ONE-OFF COST PRINCIPLES

•	Contract Separation costs:

•	costs of establishing new contracts for DivestCo NewCo should be borne by DivestCo Newco; and

•	costs of splitting shared contracts should be discussed and agreed in good faith among the Parties.

One-off costs – Key principles

Buyer vs Seller

- One-off Opex and Capex costs have been identified for both Coty and the Buyer. A summary of these costs is shown overleaf and further details by function are found thereafter.
- In general, the following principles have been applied when determining the one-off cost liability:
  - – Costs incurred up to signing will be for Coty's account,
  - – Costs of setting up the business between Deal Signing and Deal Close borne by the party that undertakes the activity,
  - – Costs of enabling provision of the TSAs from the provider will be borne by the provider. Costs of receiving the TSAs will be borne by the receiver,
  - – Costs of 3rd party consents to enable TSAs typically passed through to the TSA receiver,
  - – Costs of preparing the transfer plan borne by either party (each bears its own costs),
  - – Cost of setting up the legal entities and associated registrations e.g. VAT, will be borne by the Seller,
  - – Cost of executing transfer plan is borne by the service recipient e.g. by the Buyer for set up of IT environment, data migration.
- The one-off costs presented do not include the following items:
  - – Separation and programme management support,
  - – Contract separation costs (legal fees and 3rd party costs),
  - – Severance costs.

Costing

- One-off costs have been identified and quantified by functional Coty ('Blue') and Waves WholeCo ('Red') specialist teams using bottom up analysis where possible. Estimates have been based on a number of inputs including third party rates/ quotes, triangulation from other similar Coty projects and bottom up analysis based on volume/ units.
- To ensure no double counting of one-off costs, interdependencies have been tracked and cross-functional working groups have been created where relevant. For example Artwork changes have been planned for by a joint Commercial, Supply Chain and Legal team that inputted into the one-off cost analysis.
- Further details around the methodology have been included in the 'key cost drivers and basis of calculation' column in the one-off costs section or explained in a separate slide.

Phasing

- One-off costs have been defined as H2 FY20 (indicatively pre-signing), H1 FY21 (indicatively signing to completion) and H2 FY21 and FY22 (both post Day 1).

One-off costs — key principles
Buyer vs Seller
Costing
Phasing

SCHEDULE 9

MACRO ALLOCATION METHODOLOGY

The Tax Purchase Price shall be allocated among the portion of the DivestCo Transferred Entities treated as purchased by the Purchaser consistent with Rev. Rul. 99-5, 1991-1 C.B. 434 (Situation 1) according to the values of the entities as determined using a discounted cash flows methodology (or asset based approach, as appropriate), in each case consistent with the Seller’s Group’s transfer pricing policies and the amounts of consideration reflected in the Local Implementation Agreements; provided that the foregoing valuations will be subject to review and comment by the Purchaser.

SCHEDULE 10

MICRO ALLOCATION METHODOLOGY

The portion of the Tax Purchase Price allocated to each DivestCo Group Company under the Macro Allocation shall, as appropriate, be further allocated among the assets of each DivestCo Group Company using the methodology set forth below and in a manner that is consistent with Section 1060 of the Code and United States Treasury Regulations §§ 1.338-6 and 1.338-7. The allocation of the Tax Purchase Price shall be adjusted as appropriate upon an adjustment to the Final Consideration using a consistent method. Any payments received by Coty after the Completion Date shall be allocated entirely to Class VII.

Assets	Allocation of Payments
Class I (cash and general deposit accounts (including savings and checking accounts) other than certificates of deposit held in banks, savings and loan associations, and other depository institutions)	An amount(s) for such assets equal to the book value for such assets as of the Completion Date.

Class II (actively traded personal property within the meaning of Code § 1092(d)(1) and Treas. Reg. § 1.1092(d)-1 (determined without regard to Code § 1092(d)(3)) and certificates of deposit and foreign currency even if not actively traded property, but excluding stock of target affiliates, whether or not actively traded, other than actively traded stock described in Code § 1504(a)(4); examples of Class II assets include U.S. government securities and publicly traded stock)

An amount(s) for such assets equal to the book value for such assets as of the Completion Date.

Class III (assets that the taxpayer marks to market at least annually for federal income tax purposes and debt instruments (including accounts receivable), but not including (i) debt instruments issued by persons related at the beginning of the day following the acquisition date to the target under Code §§ 267(b) or 707, (ii) contingent debt instruments subject to Treas. Reg. §§ 1.1275-4 and 1.483-4, or Code § 988, unless the instrument is subject to the noncontingent bond method of Treas. Reg. § 1.1275-4(b) or is described in Treas. Reg. § 1.988-2(b)(2)(i)(B)(2), and (iii) debt instruments convertible into the stock of the issuer or other property)

An amount(s) for such assets equal to the book value for such assets as of the Completion Date; provided, however, that the amount for accounts receivable shall equal to the value assigned to such assets in the Completion Accounts.

Class IV (stock in trade of the taxpayer or other property of a kind that would properly be included in the inventory of taxpayer if on hand at the close of the taxable year, or property held by the taxpayer primarily for sale to customers in the ordinary course of its trade or business)

An amount(s) for such assets equal to the value assigned to such assets in the Completion Accounts.

Class V (all assets other than Class I, II, III, IV, VI, and VII assets – for example fixed assets and machinery)	An amount(s) for such assets equal to the fair market value for such assets as of the Completion Date.

Class VI (intangible assets except goodwill and going concern value)	An amount(s) for such assets equal to the book value for such assets as of the Completion Date.

Class VII (goodwill and going concern value)	Residual amount.

SCHEDULE 11

SETTLEMENT OF INTER-COMPANY LOAN AMOUNTS

1.	Settlement of Estimated Inter-Company Loan Amounts at Completion

(a)	In relation to the Inter-Company Loan Amounts:

(i)

the Purchaser shall procure that, at Completion, each Divestco Group Company pays to the Seller (for itself or, as the case may be, as agent for the RemainCo Group Companies to which the relevant Inter-Company Loan Payables are owed) an amount in the applicable currency equal to each of the Estimated Inter-Company Loan Payables (if any) of that DivestCo Group Company which is estimated to be owed to any relevant RemainCo Group Company;

(ii)

the Seller shall at Completion (for itself or, as the case may be, as agent for each relevant member of the RemainCo Group) pay to the Purchaser (as agent for the DivestCo Group Companies to which the relevant Inter-Company Loan Receivables are owed) an amount in the applicable currency equal to each of the Estimated Inter-Company Loan Receivables (if any) of each Divestco Group Company which are estimated to be owed by any relevant RemainCo Group Company;

and the Inter-Company Loan Amounts shall be treated as discharged to the extent of that payment.

(b)

Any payment of an Estimated Inter-Company Loan Amount pursuant to paragraph 1 of this Schedule 11 shall be deemed to be a payment first, to the extent possible, of all interest accrued on the relevant Inter-Company Loan Amount and thereafter of the relevant principal amount.

2.	Final Settlement of Inter-Company Loan Amounts

(a)	When the Completion Accounts have been finally agreed or determined in accordance with the terms of this Agreement, the following payments shall be made in respect of any Inter-Company Loan Amount:

(i)

if any Inter-Company Loan Payable is greater than the applicable Estimated Inter-Company Loan Payable or any Inter-Company Loan Receivable is less than the applicable Estimated Inter-Company Loan Receivable, then the Purchaser shall procure that the relevant DivestCo Group Company pays to the Seller (for itself or, as the case may be, as agent for the relevant RemainCo Group Company) an amount in the applicable currency equal to the difference; and

(ii)

if any Inter-Company Loan Payable is less than the applicable Estimated Inter-Company Loan Payable or any Inter-Company Loan Receivable is greater than the Estimated Inter-Company Loan Receivable, then the Seller shall (for itself or, as the case may be, as agent for the relevant RemainCo Group Company) pay to the Purchaser (as agent for the relevant Divestco Group Company) an amount in the applicable currency equal to the difference.

Any amount payable under this paragraph 2 shall be paid in cash in immediately available funds in US$ and carry interest on such amount for the period from (but excluding) the Completion Date to (but including) the due date for payment calculated on a daily basis. The rate of interest shall be the rate applicable to the relevant Inter-Company Loan Amount under the terms on which it was outstanding at Completion.

(b)

For the avoidance of doubt, if there is no estimate of an Inter-Company Loan Amount, then the Estimated Inter-Company Loan Payable or the Estimated Inter-Company Loan Receivable in that case shall be deemed to be zero and the whole amount of that Inter-Company Loan Amount shall be payable pursuant to paragraph 1 of this Schedule 11.

(c)

Any payments to be made pursuant to paragraph 2 of this Schedule 11 shall be made within fifteen (15) Business Days after the date on which the Completion Accounts are agreed or determined in accordance with this Agreement. Such payment shall be made in accordance with Clause 3.3 of this Agreement.